    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1997

                                                 REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                            STONE ENERGY CORPORATION
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          1311                         72-1235413
 (State of other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
      of incorporation or         Classification Code Number)         Identification No.)
          organization)

          625 E. KALISTE SALOOM ROAD                        ANDREW L. GATES, III
          LAFAYETTE, LOUISIANA 70508            VICE PRESIDENT -- LEGAL AND GENERAL COUNSEL
                (318) 237-0410                           625 E. KALISTE SALOOM ROAD
 (Address, including zip code, and telephone             LAFAYETTE, LOUISIANA 70508
 number, including area code, of registrant's                  (318) 237-0410
         principal executive offices)               (Name, Address, including zip code,
                                                      and telephone number, including
                                                      area code, of agent for service)

                                    Copy to:

                                 ALAN P. BADEN
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                           HOUSTON, TEXAS 77002-6760
                                 (713) 758-2430

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following the effectiveness of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================
              TITLE OF EACH CLASS                          AMOUNT TO                    AMOUNT OF
         OF SECURITIES TO BE REGISTERED                  BE REGISTERED               REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
8 3/4% Senior Subordinated Notes due 2007.......          $100,000,000                   $30,303
===========================================================================================================

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 22, 1997

PROSPECTUS
                            STONE ENERGY CORPORATION
                               OFFER TO EXCHANGE
                   8 3/4% SENIOR SUBORDINATED NOTES DUE 2007
           THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
         FOR ALL OUTSTANDING 8 3/4% SENIOR SUBORDINATED NOTES DUE 2007

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME,
                     ON             , 1997, UNLESS EXTENDED
                            ------------------------
     Stone Energy Corporation, a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal," and together with this Prospectus, the "Exchange Offer"), to exchange $1,000 principal amount of its 8 3/4% Senior Subordinated Notes due 2007 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined) of which this Prospectus constitutes a part, for each $1,000 principal amount of its outstanding 8 3/4% Senior Subordinated Notes due 2007 (the "Old Notes"), of which $100,000,000 principal amount is outstanding. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes except for certain transfer restrictions and registration rights relating to the Old Notes. The Exchange Notes will evidence the same debt as the Old Notes and will be issued under and be entitled to the benefits of the Indenture (as defined). The Exchange Notes and the Old Notes are collectively referred to herein as the "Notes."

     The Notes are unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. The Notes rank pari passu with any future Pari Passu Indebtedness (as defined) of the Company and senior to any future Subordinated Indebtedness (as defined) of the Company.

     The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the Exchange
offer expires, which will be                , 1997, unless the Exchange Offer is
extended. See "The Exchange Offer -- Expiration Date; Extensions; Amendment." Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date (as defined), unless previously accepted for exchange. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the Registration Agreement (as defined). Old Notes may be tendered only in denominations of $1,000 principal amount and integral multiples thereof. The Company has agreed to pay the expenses of the Exchange Offer. See "The Exchange Offer."

                         (Cover continued on next page)
                            ------------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 15 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
               The date of this Prospectus is             , 1997

     The Exchange Notes will bear interest at the rate of 8 3/4% per annum, payable semi-annually on March 15 and September 15 of each year, commencing March 15, 1998, to holders of record on the March 1 and September 1 immediately preceding such interest payment date. Holders of Exchange Notes of record on March 1, 1998 will receive interest on March 15, 1998 from the date of issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old Notes from the date of issuance of the Old Notes, September 19, 1997, to the date of exchange thereof. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

     The Old Notes were sold by the Company on September 19, 1997 to the Initial Purchasers (as defined) in a transaction not registered under the Securities Act in reliance upon Section 4(2) of the Securities Act. The Old Notes were thereupon offered and sold by the Initial Purchasers only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). Accordingly, the Old Notes may not be offered, resold or otherwise transferred unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Agreement entered into with the Initial Purchasers in connection with the offering of the Old Notes. See "The Exchange Offer" and "Exchange Offer; Registration Rights."

     Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission" or "SEC") to third parties, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13,
1989), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) (the "Morgan Stanley Letter") and Mary Kay Cosmetics, Inc., SEC No-Action Letter (available June 5, 1991), the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by the respective holders thereof (other than a "Restricted Holder," being (i) a broker-dealer who purchased Old Notes exchanged for such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities
Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder is not participating in, and has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of such Exchange Notes. Eligible holders wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Holders who tender Old Notes in the Exchange Offer with the intention to participate in a distribution of the Exchange Notes may not rely upon the Morgan Stanley Letter or similar no-action letters. See "The Exchange Offer -- General." Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Exchange Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the date hereof (the "Expiration Date") and ending on the close of business 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     The Company will not receive any proceeds from the Exchange Offer.

     The Exchange Notes will constitute a new issue of securities with no established trading market, and there can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes or as to the ability of or price at which the holders of Exchange Notes would be able to sell their Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among others, prevailing interest rates, the Company's operating results and the market for similar securities. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange. Salomon Brothers Inc, Credit Suisse First Boston Corporation, Howard, Weil, Labouisse, Friedrichs Incorporated, Morgan Stanley & Co. Incorporated and NationsBanc Capital Markets, Inc. (together, the "Initial Purchasers") have informed the Company that they currently intend to make a market for the

Exchange Notes. However, they are not so obligated, and any such market making may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of or the trading market for the Exchange Notes.

     THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                               TABLE OF CONTENTS

                                                              PAGE NO.
                                                              --------
Available Information.......................................      3
Incorporation of Certain Documents by Reference.............      4
Prospectus Summary..........................................      5
Forward Looking Statements..................................     14
Risk Factors................................................     14
Private Placement...........................................     21
Use of Proceeds.............................................     21
Capitalization..............................................     22
Selected Historical Financial Data..........................     23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     24
Business....................................................     30
Management..................................................     44
Certain Stockholders........................................     46
Description of Bank Credit Facility.........................     46
The Exchange Offer..........................................     47
Description of Notes........................................     55
Exchange Offer; Registration Rights.........................     87
Certain Federal Income Tax Consequences.....................     89
Plan of Distribution........................................     92
Transfer Restrictions on Old Notes..........................     93
Legal Matters...............................................     95
Experts.....................................................     96
Glossary of Oil and Gas Terms...............................     97
Index to Financial Statements...............................    F-1

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov. While any Old Notes remain outstanding, the Company will make available, upon request, to any holder and any prospective purchaser of Old Notes, the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to the Secretary of the Company, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508.

     This Prospectus constitutes part of a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of contracts or other documents are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of the applicable contract or other document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-12074) and are incorporated herein by reference:

     (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (2) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 1997; and

     (3) the Company's Current Report on Form 8-K filed on August 15, 1997 as amended by Form 8-K/A filed on October 15, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference herein unless such exhibits are specifically incorporated by reference in such information). Requests for such copies should be directed to the Secretary of the Company at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE EXCHANGE AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. As used herein, references to the "Company" or "Stone Energy" mean Stone Energy Corporation and its consolidated subsidiaries, unless the context requires otherwise. Certain terms relating to the oil and gas industry are defined in "Glossary of Oil and Gas Terms."

                                  THE COMPANY

     Stone Energy Corporation is an independent oil and gas company engaged in the development, exploration, acquisition and operation of oil and gas properties onshore and offshore in the Gulf Coast Basin. The Company and its predecessors have been active in the Gulf Coast Basin since 1973, which gives the Company extensive geophysical, technical and operational expertise in this area. As of August 1, 1997, the Company estimated that its proved reserves were approximately 185.6 Bcf of gas and 18.4 MMBbls of oil, or an aggregate of approximately 49.4 MMBOE, with a present value of estimated pre-tax future net cash flows of approximately $372 million. The Company serves as operator of all of its 14 properties.

     The Company's business strategy is to increase production, cash flow and reserves through the acquisition and development of mature properties located in the Gulf Coast Basin. The Company seeks properties that have an established production history, proved undeveloped reserves and multiple prospective reservoirs that provide significant development opportunities and an attractive price due to low current production levels and properties in which the Company would have the ability to control operations. Prior to acquiring a property, the Company performs a thorough geological, geophysical and engineering analysis of the property to formulate a comprehensive development plan. Through development activities, the Company seeks to increase cash flow from existing proved reserves and to establish additional proved reserves. These activities typically involve the drilling of new wells, workovers and recompletions of existing wells, and the application of other techniques designed to increase production.

     Stone Energy has budgeted $237 million of capital expenditures for 1997 and 1998, which includes $50 million spent in the first half of 1997. These amounts compare to $79 million spent in 1996 and $46 million in 1995. Approximately 54% of the 1997 and 1998 budgeted expenditures has been allocated to two key properties described below. During the period from July 1, 1997 through December 31, 1998, the Company plans to drill 36 new wells, conduct 24 workovers/recompletions on existing wells and, depending upon the timing and success of specific development activities, install five new offshore production platforms.

     At South Pelto Block 23, the Company plans capital expenditures of $81 million during 1997 and 1998 for the development and further exploration of a significant discovery made in 1996. Fourteen new productive sands, as indicated by electric logs, have been encountered in an area of the leaseblock and at depths which had not been previously explored. Four wells have been drilled in this area, all of which the Company believes will be commercially successful, and the drilling of a fifth well is in progress. Two of the wells have been placed on production, and the installation of the new "D" production platform is scheduled for the fourth quarter of 1997 for the production of the other two wells and, if successful, the fifth well. The Company believes that the production from the "D" platform has the potential to materially increase the Company's daily production.

     On August 1, 1997, the Company closed its largest acquisition to date with the purchase of certain interests in the Vermilion Block 255 Field, located offshore Louisiana, for $36.6 million. Stone Energy serves as the operator of the field, which consists of four Vermilion blocks. As of August 1, 1997, gross daily production from this field was approximately 1,227 Bbls of oil and 12.2 MMcf of gas. The acquisition is consistent with the Company's strategy of acquiring Gulf Coast Basin properties with multiple productive reservoirs and development potential. The Company plans development expenditures of approximately $11 million during 1997 and 1998 in this field. In addition, the Company has arranged to acquire a 3-D seismic survey to more fully evaluate the field's potential.

     The Company's executive offices are located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, and its telephone number is (318) 237-0410.

                   THE PRIVATE PLACEMENT AND USE OF PROCEEDS

     The Old Notes were sold by the Company on September 19, 1997 to the Initial Purchasers and were thereupon offered and sold by the Initial Purchasers only to certain qualified buyers. The net proceeds of $96.9 million received by the Company in connection with the sale of the Old Notes were used to repay all borrowings outstanding under the term loan and all except $10 million of the revolving credit loan outstanding under the Bank Credit Facility. It is anticipated that the remainder of the net proceeds, if any, will be used for general corporate purposes. See "Private Placement" and "Capitalization."

                               THE EXCHANGE OFFER

     The Exchange Offer relates to the exchange of up to $100,000,000 principal amount of Exchange Notes for up to $100,000,000 principal amount of Old Notes. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes except that the Exchange Notes have been registered under the Securities Act and will not contain certain transfer restrictions and hence are not entitled to the benefits of the Registration Agreement relating to the contingent increases in the interest rate provided for pursuant thereto. The Exchange Notes will evidence the same debt as the Old Notes and will be issued under and be entitled to the benefits of the Indenture governing the Old Notes. See "Description of the Notes."

THE EXCHANGE OFFER.........  Each $1,000 principal amount of Exchange Notes will be issued in exchange for each $1,000 principal amount of outstanding Old Notes. As of the date hereof, $100,000,000 principal amount of Old Notes are issued and outstanding. The Company will issue the Exchange Notes to tendering holders of Old Notes on or promptly after the Expiration Date.

RESALE.....................  The Company believes that the Exchange Notes issued pursuant to the Exchange Offer generally will be freely transferable by the holders thereof without registration or any prospectus delivery requirement under the Securities Act, except for certain Restricted Holders who may be required to deliver copies of this Prospectus in connection with any resale of the Exchange Notes issued in exchange for such Old Notes. See "The Exchange Offer -- General" and "Plan of Distribution."

EXPIRATION DATE............  5:00 p.m., New York City time, on             ,
                             1997, unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date to which the Exchange Offer is extended. See "The Exchange Offer -- Expiration
                             Date; Extensions; Amendments."

INTEREST ON THE NOTES......  The Exchange Notes will bear interest payable semi-annually on March 15 and September 15 of each year, commencing March 15, 1998. Holders of Exchange Notes of record on March 1, 1998 will receive interest on March 15, 1998 from the date of issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old Notes from the date of issuance of the Old Notes, September 19, 1997, to the date of exchange thereof. Consequently, assuming the Exchange Offer is consummated prior to the record date in respect of the March 15, 1998 interest payment for the Old Notes, holders who exchange their Old Notes for Exchange Notes will receive the same interest payment on March 15, 1998 that they would have received had they not accepted the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes. See "The Exchange Offer -- Interest on the Exchange Notes."

PROCEDURES FOR TENDERING
OLD NOTES..................  Each holder of Old Notes wishing to accept the
                             Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, or an Agent's Message (as defined) together with the Old Notes to be exchanged and any other required documentation to the Exchange Agent at the address set forth herein and therein or effect a tender of Old Notes pursuant to the procedures for book-entry transfer as provided for herein. See "The Exchange Offer -- Procedures for Tendering."

SPECIAL PROCEDURES FOR
  BENEFICIAL HOLDERS.......  Any beneficial holder whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on the beneficial holder's behalf. If such beneficial holder wishes to tender directly, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering the Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time. See "The Exchange
                             Offer -- Procedures for Tendering."

GUARANTEED DELIVERY
  PROCEDURES...............  Holders of Old Notes who wish to tender their Old
                             Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes and a properly completed Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis and deliver an Agent's Message, may tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS..........  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange. See "The Exchange Offer -- Withdrawal of Tenders."

TERMINATION OF THE EXCHANGE
  OFFER....................  The Company may terminate the Exchange Offer if it determines that the Exchange Offer violates any applicable law or interpretation of the staff of the SEC. Holders of Old Notes will have certain rights against the Company under the Registration Agreement should the Company fail to consummate the Exchange Offer. See "The Exchange Offer -- Termination" and "Exchange Offer; Registration Rights."

ACCEPTANCE OF OLD NOTES AND
  DELIVERY OF EXCHANGE
  NOTES....................  Subject to certain conditions (as summarized above in "Termination of the Exchange Offer" and described more fully in "The Exchange
                             Offer -- Termination"), the Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The

                             Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange
                             Offer -- General."

EXCHANGE AGENT.............  Texas Commerce Bank National Association is serving as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. The mailing address of the Exchange Agent is: Texas Commerce Bank National Association, Corporate Trust Services, P.O. Box 2320, Dallas, Texas 75221-2320. Hand deliveries and deliveries by overnight courier should be sent to: Texas Commerce Bank National Association, Corporate Trust Services, 1201 Main Street, 18th Floor, Dallas, Texas 75202. For information with respect to the Exchange Offer, the telephone number for the Exchange Agent is (214) 672-5125 or (800) 275-2048 and the facsimile number for the Exchange Agent is (214) 672-5746 . See "The Exchange Offer -- Exchange Agent."

USE OF PROCEEDS............  There will be no cash proceeds payable to the
                             Company from the issuance of the Exchange Notes pursuant to the Exchange Offer. See "Use of Proceeds." For a discussion of the use of the net proceeds received by the Company from the sale of the Old Notes, see "Private Placement."

                               TERMS OF THE NOTES

NOTES OUTSTANDING..........  $100 million aggregate principal amount of 8 3/4%
                             Senior Subordinated Notes due 2007.

MATURITY DATE..............  September 15, 2007.

INTEREST PAYMENT DATES.....  March 15 and September 15 of each year, commencing on March 15, 1998.

SUBORDINATION OF NOTES.....  The Notes are unsecured obligations, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Notes rank pari passu with any future Pari Passu Indebtedness of the Company and senior to any future Subordinated Indebtedness of the Company. As of August 1, 1997, after giving effect to the Offering and the application of the estimated net proceeds therefrom, (i) the Company would have had $55 million of available borrowing capacity under the Bank Credit Facility, $10 million of which would have been outstanding, and $3 million of other Senior Indebtedness outstanding and (ii) the Company would have had no Pari Passu Indebtedness or Subordinated Indebtedness outstanding (other than the Old Notes). See "Description of the Notes -- Subordination."

SUBSIDIARY GUARANTIES......  Under certain circumstances, the Notes will in the future be jointly and severally guaranteed on an unsecured senior subordinated basis by Restricted Subsidiaries of the Company. The terms of such subordination will be the same as those for the Notes. See "Description of the Notes -- Subsidiary Guaranties."

OPTIONAL REDEMPTION........  The Notes are redeemable at the option of the
                             Company, in whole or in part, at any time on or after September 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, at any time and from time to time prior to September 15, 2000, the Company may redeem up to 33 1/3% of the aggregate principal amount of the Notes originally issued at a re-demption price of 108.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, with the net proceeds of one or more Equity Offerings, provided that at least 66 2/3% of the aggregate principal amount of the Notes originally issued remains outstanding immediately after such redemption.

SINKING FUND...............  None.

CHANGE OF CONTROL..........  Upon the occurrence of a Change of Control, the
                             Company is required to make an offer to repurchase the Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of the Notes -- Repurchase at the Option of Holders Upon a Change of Control."

CERTAIN COVENANTS..........  The Indenture for the Notes contains limitations on, among other things, (a) the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, (b) the creation of certain Liens, (c) the making of certain Restricted Payments including Investments, (d) the issuance and sale of Capital Stock of Restricted Subsidiaries, (e) Asset Sales, (f) the ability of the Company to incur layered Indebtedness, (g) transactions with Affiliates, (h) payment restrictions affecting Restricted Subsidiaries and
                             (i) certain consolidations, mergers and transfers of assets (the foregoing capitalized terms are defined in "Description of the Notes -- Certain Definitions"). All of these limitations are subject to a number of important qualifications. See "Description of the Notes."

EXCHANGE OFFER;
REGISTRATION RIGHTS........  The Company agreed to use its reasonable best efforts to file and cause to become effective the Exchange Offer Registration Statement (as defined) relating to the Exchange Offer for the Old Notes or, in lieu thereof, to file and cause to become effective the Shelf Registration Statement (as defined) for the resale of the Old Notes. If (i) neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been filed with the Commission on or prior to the 60th day following the original issuance of the Old Notes,
                             (ii) neither the Exchange Offer Registration
                             Statement nor the Shelf Registration Statement has been declared effective by the Commission on or prior to the 120th day following the original issuance of the Old Notes, (iii) neither the Exchange Offer has been consummated nor the Shelf Registration Statement has been declared effective on or prior to the 150th day following the original issuance of the Old Notes or (iv) after either the Exchange Offer Registration Statement or the Shelf Registration Statement has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of Old Notes or Exchange Notes in accordance with and during the periods specified in the Registration Agreement (as defined), then Special Interest (in addition to the stated interest on the Old Notes and the Exchange Notes) will accrue on the Old Notes and the Exchange Notes. Upon the consummation of the Registered Exchange Offer or the declaration of effectiveness of such Shelf Registration Statement with respect to the Old Notes, the Special Interest will cease accruing. See "Exchange Offer; Registration Rights."

ABSENCE OF A PUBLIC MARKET
  FOR THE NOTES............  The Exchange Notes will be a new issue of securities for which there is currently no market. The Company does not intend to apply for listing of the Notes on any securities exchange or stock market. Although the Initial Purchasers have informed the Company that they each currently intend to make a market in the Notes and, if issued, the Exchange Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes. The Old Notes currently trade in The Portal Market.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors in the Notes should consider all the information set forth in this Prospectus and should carefully evaluate the considerations set forth in "Risk Factors."

                        SUMMARY OIL AND GAS RESERVE DATA

     The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves. All information in this Prospectus as of December 31, 1994, 1995 and 1996 relating to estimated oil and gas reserves and the estimated future net cash flows attributable thereto is based upon the reserve reports (the "Reserve Reports") prepared by Atwater Consultants, Ltd. and Cawley, Gillespie & Associates, Inc., both independent petroleum engineers (the "Independent Engineers"), except for the reserves attributed to Eugene Island Block 243 Field at December 31, 1994, which were estimated by the Company. All information in this Prospectus as of August 1, 1997 relating to estimated oil and gas reserves and estimated future net cash flows attributable thereto is based upon estimates by the Company. All calculations of estimated reserves have been made in accordance with the rules and regulations of the Commission and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future cash flows from the sale of oil and gas. See "Risk Factors -- Uncertainty of Estimates of Oil and Gas Reserves," "Business -- Oil and Gas Reserves" and "Experts."

                                                                AS OF           AS OF DECEMBER 31,
                                                              AUGUST 1,   ------------------------------
                                                               1997(1)      1996       1995       1994
                                                              ---------   --------   --------   --------
Total proved:
  Oil (MBbls)...............................................    18,427      12,772      7,985      6,455
  Gas (MMcf)................................................   185,572     144,316     81,179     68,285
  Total (MBOE)..............................................    49,356      36,825     21,515     17,836
Proved developed:
  Oil (MBbls)...............................................    14,927       9,260      7,055      5,840
  Gas (MMcf)................................................   139,723     109,628     67,797     52,215
  Total (MBOE)..............................................    38,214      27,531     18,355     14,543
Estimated future net cash flows before income taxes
  (in thousands)............................................  $544,114    $712,379   $259,478   $145,006
Present value of estimated future net cash flows before
  income taxes (in thousands)(2)............................  $372,314    $448,895   $179,725   $ 97,391
Prices(3):
  Oil (per Bbl).............................................  $  18.94    $  25.97   $  19.40   $  16.74
  Gas (per Mcf).............................................      2.26        3.94       2.39       1.72

---------------

(1) The increase in the Company's estimate of its proved reserves as of August 1, 1997, from December 31, 1996, is primarily attributable to the acquisition of the Vermilion Block 255 Field and the development of South Pelto Block 23.

(2) The present value of estimated future net cash flows attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pre-tax basis.

(3) Represents weighted average prices received by the Company (net of effects of hedging), as of the date indicated, and used in calculating "Estimated future net cash flows before income taxes" and "Present value of estimated future net cash flows before income taxes."

                             SUMMARY OPERATING DATA

                                                SIX MONTHS
                                                   ENDED
                                                 JUNE 30,                 YEAR ENDED DECEMBER 31,
                                              ---------------   -------------------------------------------
                                               1997     1996     1996      1995     1994     1993     1992
                                              ------   ------   -------   ------   ------   ------   ------
Production:
  Oil (MBbls)...............................     694      663     1,356    1,400    1,113    1,016      745
  Gas (MMcf)................................   5,990    6,128    11,331    8,399    6,629    4,953    2,941
  Oil and gas (MBOE)........................   1,692    1,684     3,245    2,800    2,218    1,842    1,235
Average sales prices (inclusive of hedging
  activities):
  Oil (per Bbl).............................  $20.28   $19.75   $ 20.49   $17.70   $16.61   $17.47   $19.54
  Gas (per Mcf).............................    2.49     2.50      2.48     1.66     1.92     2.16     1.96
  Per BOE...................................   17.14    16.86     17.21    13.82    14.06    15.46    16.47
Average costs (per BOE):
  Normal lease operating expenses...........  $ 2.58   $ 2.36   $  2.66   $ 2.25   $ 2.39   $ 2.35   $ 3.37
  General and administrative................    1.04     0.99      1.08     1.18     1.40     1.22     1.47
  Depreciation, depletion and
    amortization............................    6.89     6.06      5.93     5.57     5.15     4.20     3.83

                             SUMMARY FINANCIAL DATA

                                        SIX MONTHS ENDED
                                           JUNE 30,(1)                  YEAR ENDED DECEMBER 31,
                                        -----------------   -----------------------------------------------
                                         1997      1996      1996      1995      1994      1993      1992
                                        -------   -------   -------   -------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil production revenue..............  $14,075   $13,091   $27,788   $24,775   $18,482   $17,752   $14,557
  Gas production revenue..............   14,930    15,300    28,051    13,918    12,697    10,718     5,778
  Other revenue.......................      894     1,105     2,126     1,858     1,708     1,252       616
                                        -------   -------   -------   -------   -------   -------   -------
         Total revenues...............   29,899    29,496    57,965    40,551    32,887    29,722    20,951
                                        -------   -------   -------   -------   -------   -------   -------
Expenses:
  Operating costs and production
    taxes.............................    6,347     5,739    12,451     9,797     9,449     7,148     5,869
  Depreciation, depletion and
    amortization......................   11,929    10,334    19,564    15,719    11,569     8,028     5,019
  Interest expense....................    1,103     1,537     3,574     2,191       982     1,499     1,743
  Other expense.......................       --        --        --        --        --     1,025       365
  General and administrative costs....    1,759     1,662     3,509     3,298     3,099     2,248     1,818
  Incentive compensation plan.........      316       278       928        85     1,358        --        --
                                        -------   -------   -------   -------   -------   -------   -------
         Total expenses...............   21,454    19,550    40,026    31,090    26,457    19,948    14,814
                                        -------   -------   -------   -------   -------   -------   -------
Net income before income taxes and
  cumulative effect of change in
  accounting principle................    8,445     9,946    17,939     9,461     6,430     9,774     6,137
Provision for income taxes............    3,252     3,829     6,906     3,645     2,410       943        --
                                        -------   -------   -------   -------   -------   -------   -------
Net income before cumulative effect of
  change in accounting principle......    5,193     6,117    11,033     5,816     4,020     8,831     6,137
Cumulative effect of change in
  accounting principle(2).............       --        --        --        --        --        --     1,377
                                        -------   -------   -------   -------   -------   -------   -------
Net income............................  $ 5,193   $ 6,117   $11,033   $ 5,816   $ 4,020   $ 8,831   $ 7,514
                                        =======   =======   =======   =======   =======   =======   =======
CASH FLOW DATA:
Net cash provided by operating
  activities (excluding working
  capital changes)....................  $20,274   $20,158   $37,295   $25,049   $17,911   $17,852   $11,156
Investment in oil and gas
  properties..........................   40,453    16,321    72,733    48,122    41,174    18,167     9,366
Net cash provided by (used in)
  financing activities................   24,863     5,000    44,906    25,164     6,530    25,166    (4,049)
OTHER FINANCIAL DATA:
EBITDA(3).............................  $21,477   $21,817   $41,077   $27,371   $18,981   $19,301   $12,899
Ratio of earnings to fixed
  charges(4)..........................      8.0x      7.3x      5.9x      5.2x      7.5x      7.5x      4.5x
Ratio of EBITDA to interest expense...     19.5x     13.4x     11.2x     11.4x     19.3x     12.9x      7.4x
Ratio of total debt to EBITDA.........       --        --       0.6x      1.7x      1.2x      1.2x      2.2x

                                                                AS OF JUNE 30, 1997(1)
                                                              ---------------------------
                                                                             PRO FORMA
                                                              HISTORICAL   AS ADJUSTED(5)
                                                              ----------   --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and marketable securities..............................    $ 26,399      $ 54,209
Oil and gas properties, net.................................     210,159       241,159
Total assets................................................     253,556       315,483
Long-term debt, less current portion........................      51,137       113,064
Stockholders' equity........................................     149,530       149,530

                                               (see footnotes on following page)

(1) Unaudited.

(2) Represents the adoption of Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes," effective January 1, 1992.

(3) EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization and certain other non-cash charges. EBITDA is included as a supplemental disclosure because it is commonly accepted as providing useful information regarding a company's ability to service and incur debt. EBITDA, however, should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(4) For purposes of calculating the ratio of earnings to fixed charges, earnings is defined as income of the Company and its subsidiaries before income taxes and fixed charges. Fixed charges consist of interest expense, including amortization of financing costs and any discount or premium related to any indebtedness.

(5) Historical amounts as adjusted on a pro forma basis for the acquisition of the Vermilion Block 255 Field, the Offering and the application of the estimated net proceeds therefrom.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including without limitation statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding budgeted capital expenditures, increases in oil and gas production, the Company's financial position, oil and gas reserve estimates, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimate and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Additional important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Prospectus. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 1997 and beyond could differ materially from those expressed in forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Exchange Notes.

VOLATILITY OF OIL AND GAS PRICES; MARKETABILITY OF PRODUCTION

     The Company's revenue, profitability and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and natural gas. Prices for oil and natural gas have been volatile and are likely to continue to be subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of oil and gas imports and overall economic conditions. From time to time, oil and gas prices have been depressed by excess domestic and imported supplies. There can be no assurance that current price levels will be sustained. It is impossible to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices may adversely affect the Company's financial condition, liquidity and results of operations and may reduce the amount of the Company's oil and natural gas that can be produced economically. Additionally, substantially all the Company's sales of oil and natural gas are made in the spot market or pursuant to contracts based on spot market prices and not pursuant to long-term fixed price contracts. With the objective of reducing price risk, the Company may from time to time enter into hedging transactions with respect to a portion of its expected future production. See "-- Risks of Hedging Transactions." There can be no assurance that such hedging transactions will reduce risk or mitigate the effect of any substantial or extended decline in oil or natural gas prices. Any substantial or extended decline in the prices of oil or natural gas would have a material adverse effect on the Company's financial condition and results of operations.

     In addition, the marketability of the Company's production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities. The unavailability or lack of capacity thereof could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand all could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and represent a significant risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

     This Prospectus contains estimates of the Company's proved oil and gas reserves and the estimated future net revenues therefrom based upon the Company's own estimates or on Reserve Reports that rely upon various assumptions, including assumptions required by the Commission as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated by the Company or contained in the Reserve Reports. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. The Company's properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, the Company's proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices, mechanical difficulties, government regulation and other factors, many of which are beyond the Company's control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to the Company's reserves will likely vary from the estimates used, and such variances may be material.

     Data included in this Prospectus regarding the Company's reserves as of August 1, 1997 have not been reported upon by the Independent Engineers. Approximately 23% of the Company's total proved reserves at August 1, 1997 were undeveloped, which are by their nature less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The Company's reserve data assume that substantial capital expenditures by the Company will be required to develop such reserves. Although cost and reserve estimates attributable to the Company's oil and gas reserves have been prepared in accordance with industry standards, no assurance can be given that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated. See "Business -- Oil and Gas Reserves."

     The present value of future net revenues referred to in this Prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by increases in consumption by gas and oil purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company makes, and will continue to make, substantial expenditures for the development, exploration, acquisition and production of oil and gas reserves. The Company made capital expenditures of $46 million during 1995 and $79 million during 1996. The Company plans to make capital expenditures of approximately $144 million in 1997 (which includes year to date acquisition and development expenditures) and $93 million in 1998, and none of the amounts budgeted for future expenditures include acquisition costs. Management believes that the cash provided by operating activities, borrowings under the Bank Credit Facility and the proceeds from the Offering will be sufficient to fund planned capital expenditures in 1997 and 1998. However, if revenues or cash flows from operations decrease as a result of lower oil and natural gas prices, operating difficulties or other factors, many of which are beyond the control of the Company, the Company may be limited in its ability to expend the capital necessary to undertake or complete its drilling program, or it may be forced to raise additional debt or equity proceeds to fund such expenditures. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

NEED FOR ACQUISITION AND DEVELOPMENT OF ADDITIONAL RESERVES

     The Company's future success, as is generally the case in the industry, depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless the Company acquires additional properties containing proved reserves or conducts successful development and exploitation activities on properties it currently owns, the Company's proved reserves will decline resulting in lower revenues and cash flow from operations. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities, title issues and other factors. Such assessments are necessarily inexact and their accuracy is inherently uncertain. In addition, any such assessment will not reveal all existing or potential problems, nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. The inventory of oil and gas properties offered for sale has declined over the last several years. This reduced availability of properties, combined with the emergence during the same period of a number of well-capitalized independent oil and gas companies, has caused an increase in the prices paid for properties. See "-- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's strategy includes increasing its production and reserves by the implementation of a carefully designed field-wide development plan that is formulated prior to acquisition of a property. There can be no assurance, however, that the Company's development projects will result in significant additional reserves or that the Company will have success drilling productive wells at economically viable costs. Furthermore, while the Company's revenues may increase if prevailing oil and gas prices increase, the Company's finding costs for additional reserves could also increase. The Company's strategy includes a significant increase in development activities and related capital expenditures due to, among other things, its significant acquisitions in 1996 and 1997. There can be no assurance that the Company can effectively manage this increased activity.

DRILLING RISKS; OPERATING DELAYS

     Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling and completing wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, many of which are beyond the Company's control, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions, and shortages or delays in the delivery of equipment. Demand for drilling rigs, production equipment and related services increased significantly during 1996 and to date in 1997, and the costs associated with these items are higher than in 1995. The Company has experienced delays in obtaining such equipment and services, and in some instances the costs incurred are higher than originally budgeted. There can be no assurance as to the success of the Company's future drilling activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OPERATING HAZARDS

     The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blowouts, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations. In addition to the foregoing, the Company's offshore operations are subject to the additional hazards of marine operations, such as capsizing, collision and adverse weather and sea conditions. In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. There can be no assurance that any insurance obtained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance or the availability of insurance at premium levels that justify its purchase.

COMPLIANCE WITH GOVERNMENTAL REGULATIONS

     Oil and gas operations are subject to various federal, state and local governmental regulations which may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. For example, the Oil Pollution Act of 1990 ("OPA") requires operators of offshore oil production facilities located in waters of the United States to establish evidence of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill, and imposes strict liability on responsible parties, as defined therein, for such spills, subject to certain limitations. Under OPA and other environmental protection laws, fines, civil and criminal penalties, cleanup costs and other damages could be imposed on the Company in connection with a spill of oil or other pollutants from one of the Company's facilities. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources -- Regulatory and Litigation Issues" and "Business -- Regulation."

EFFECTS OF LEVERAGE

     As of August 1, 1997, after giving effect to the Offering and the application of the estimated net proceeds therefrom, the Company's long-term debt would have been $113 million and the Company would have had $45 million of additional available borrowing capacity under the Bank Credit Facility. See "Capitalization." In addition, the Indenture allows the Company to incur significant amounts of additional Indebtedness under certain circumstances.

     The Company's level of indebtedness will have several important effects on its operations, as well as significant consequences to holders of the Exchange Notes, including (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) the covenants contained in the Indenture and the Bank Credit Facility limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in business conditions, (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures (including acquisitions), general corporate purposes or other purposes may be impaired, (iv) the Company's leveraged financial position may make the Company more vulnerable to economic downturns and may limit its ability to withstand competitive pressures, (v) to the extent that the Company incurs any indebtedness under the Bank Credit Facility, which indebtedness will be at variable rates, the Company may be vulnerable to increases in interest rates and (vi) the Company's flexibility in planning for or reacting to changes in market conditions may be limited. Moreover, future acquisition or development activities may require the Company to alter its capitalization significantly. These changes in capitalization may significantly increase the leverage of the Company. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to satisfy its capital requirements. The terms of the Company's indebtedness, including the Bank Credit Facility and the Indenture, also may prohibit the Company from taking such actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBORDINATION OF NOTES

     The Notes will be subordinated in right of payment to all present and future Senior Indebtedness of the Company, including the principal, premium (if any) and interest with respect to the Bank Credit Facility. The Indenture limits, but does not prohibit, the incurrence by the Company of additional Senior Indebtedness and Pari Passu Indebtedness. The amount of such additional Indebtedness may be substantial. In the event of a bankruptcy, liquidation, reorganization or other winding up of the Company, the assets of the Company will be available to pay the obligations on the Notes only after all Senior Indebtedness of the Company has been paid in full, and there may not be sufficient assets remaining to pay amounts due on the Notes and any other Pari Passu Indebtedness. In addition, under certain circumstances, no payments may be made with respect to principal of, or premium, if any, or interest on, the Notes if a default exists with respect to any Senior Indebtedness. As of August 1, 1997, after giving effect to the Offering and the application of the estimated net proceeds therefrom, the Company would have had $55 million of available borrowing capacity under the Bank Credit Facility, $10 million of which would have been outstanding, and $3 million of other Senior Indebtedness outstanding. The terms of the subordination of any Subsidiary Guaranties will be the same as those for the Notes. See "Description of the Notes -- Subordination."

     The Notes are also unsecured and will be effectively subordinated to any secured indebtedness of the Company. If the Company were unable to repay its secured borrowings, such lenders could proceed against the collateral. Under certain circumstances, the lenders under the Bank Credit Facility may require such facility to be secured by the oil and gas properties of the Company.

PAYMENT UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder of the Notes may require the Company to purchase all or a portion of such holder's Notes at 101% of the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date of purchase. Prior to any such repurchase of the Notes, the Company may be required to (i) repay all or a portion of indebtedness under the Bank Credit Facility or other indebtedness of the Company or any Subsidiary Guarantor or (ii) obtain certain consents to permit the repurchase, including consents under the Bank Credit Facility. If the Company is unable to repay all of such indebtedness or is unable to obtain the necessary consents, the Company would be unable to offer to repurchase the Notes, which would constitute an Event of Default under the Indenture. There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) as described above. See "Description of the Notes -- Repurchase at the Option of Holders Upon a Change of Control."

     The events that constitute a Change of Control under the Indenture may also be events of default under the Bank Credit Facility or other indebtedness of the Company or any Subsidiary Guarantor. Such events may permit the lenders under such debt instruments to reduce the borrowing base thereunder or to accelerate the debt and, if the debt is not paid, to enforce security interests on, or to commence litigation that could ultimately result in a sale of, substantially all the assets of the Company, thereby limiting the Company's ability to raise cash to repurchase the Notes. In such circumstances, the subordination provisions in the Indenture would likely prohibit payments to holders of the Notes.

FRAUDULENT CONVEYANCE CONSIDERATIONS RELATING TO FUTURE SUBSIDIARY GUARANTIES

     Although the Company currently has no Restricted Subsidiaries, the Company's obligations under the Notes may under certain circumstances be guaranteed on an unsecured senior subordinated basis by future Restricted Subsidiaries. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court of competent jurisdiction to subordinate or avoid any Subsidiary Guaranty issued by a Subsidiary Guarantor. It is also possible that under certain circumstances a court could hold that the direct obligations of a Subsidiary Guarantor could be superior to the obligations under the Subsidiary Guaranty.

     To the extent that a court were to find that at the time a Subsidiary Guarantor entered into a Subsidiary Guaranty either (x) the Subsidiary Guaranty was incurred by a Subsidiary Guarantor with the intent to hinder, delay or defraud any present of future creditor or that a Subsidiary Guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or (y) the Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing the Subsidiary Guaranty and, at the time it issued the Subsidiary Guaranty, the Subsidiary Guarantor (i) was insolvent or rendered insolvent by reason of the issuance of the Subsidiary Guaranty, (ii) was engaged or about to engage in a business or transaction for which the remaining assets of the Subsidiary Guarantor constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the court could avoid or subordinate the Subsidiary Guaranty in favor or the Subsidiary Guarantor's other creditors. Among other things, a legal challenge of a Subsidiary Guaranty issued by a Subsidiary Guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by the Subsidiary Guarantor as a result of the issuance by the Company of the Notes. To the extent a Subsidiary Guaranty is avoided as a fraudulent conveyance or held unenforceable for any other reason, the Holders of the Notes would cease to have any claim in respect of such Subsidiary Guarantor and would be creditors solely of the Company.

RELIANCE ON KEY PERSONNEL

     The Company's operations are dependent upon a relatively small group of key management and technical personnel. There can be no assurance that such individuals will remain with the Company for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on the Company. See "Management."

RISKS OF HEDGING TRANSACTIONS

     In order to manage its exposure to price risks in the marketing of its oil and gas, the Company has in the past and expects to continue to enter into oil and gas price hedging arrangements with respect to a portion of its expected production. The Company's hedging policy provides that, without the prior approval of the Board of Directors, generally not more than 50% of its production quantities can be hedged, and that any such hedges shall not be longer than one year in duration. These arrangements may include futures contracts on the New York Mercantile Exchange ("NYMEX"). While intended to reduce the effects of volatility of the price of oil and gas, such transactions may limit potential gains by the Company if oil and gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose the Company to the risk of financial loss in certain circumstances, including instances in which (i) production is less than expected, (ii) there is a widening of price differentials between delivery points for the Company's production and the delivery point assumed in the hedge arrangement, (iii) the counterparties to the Company's future contracts fail to perform the contract or (iv) a sudden, unexpected event materially impacts oil or gas prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes will be new securities for which currently there is no trading market. The Company does not intend to apply for listing of the Notes on any securities exchange or stock market. The Notes are expected to be eligible for trading in The Portal Market. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Notes, the Initial Purchasers are not obligated to do so, and any such market making may be subject to certain limitations and may be discontinued at any time without notice. The liquidity of any market for the Notes will depend upon the number of holders of the Notes, the interest of securities dealers in making a market in the Notes and other factors. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes.

     If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, general economic conditions and the financial condition of the Company. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurance that the market, if any, for the Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on the holders of the Notes.

CONFLICTS OF INTEREST

     Certain employees of the Company, including James H. Stone, the Company's Chairman of the Board and Chief Executive Officer, own working interests in certain of the Company's oil and gas properties acquired prior to 1995 and will have the opportunity to participate as working interest owners in certain of the Company's future drilling activities on such properties. In addition, certain officers of the Company were granted net profits interests in certain of the oil and gas properties of the Company acquired prior to the Company's initial public offering in 1993. The recipients of the net profits interests are not required to pay capital costs incurred on the properties burdened by such interests. Therefore, a conflict of interest may exist between the Company and such employees and officers with respect to the drilling of additional wells or other development operations. The Company and James H. Stone also continue to manage programs formed prior to 1993, and James H. Stone continues to individually participate in various oil and gas operations and ventures. It is possible, as a result of these activities, that conflicts of interest could arise.

CONTROL BY MANAGEMENT

     Executive officers and directors of the Company beneficially own approximately 27.3% of the outstanding Common Stock of the Company (the "Common Stock"). This percentage ownership is based on the number of shares of Common Stock outstanding at August 11, 1997 and the beneficial ownership of such persons at such date. As a result, these persons may be in a position to control the Company through their ability to determine the outcome of elections of the Company's directors and certain other matters requiring the vote or consent of the Company's stockholders.

COMPETITION

     The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial, technical and other resources substantially greater than those of the Company.

                               PRIVATE PLACEMENT

     On September 19, 1997, the Company completed the private sale to the Initial Purchasers of $100,000,000 principal amount of the Old Notes at a price of 97.033% of the principal amount thereof in a transaction not registered under the Securities Act in reliance upon Section 4(2) of the Securities Act. The Initial Purchasers thereupon offered and resold the Old Notes only to qualified institutional buyers at an initial price to such purchasers of 99.283% of the principal amount thereof. The net proceeds of $96.9 million received by the Company in connection with the sale of the Old Notes was used to repay all borrowings outstanding under the term loan and all except $10 million of the revolving credit loan outstanding under the Bank Credit Facility. It is anticipated that the remainder of the net proceeds, if any, will be used for general corporate purposes.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange a like principal amount of Old Notes, the terms of which are identical in all material respects to the Exchange Notes. The Old Notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any change in capitalization of the Company.

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1997: (i) the historical capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the debt incurred to purchase the Vermilion Block 255 Field and (iii) the pro forma as adjusted capitalization of the Company after giving effect to (ii) above and the Offering and the application of the estimated net proceeds therefrom as set forth in "Summary -- The Private Placement and Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus. For a description of the Bank Credit Facility and the borrowing capacity thereunder, see "Description of Bank Credit Facility."

                                                                   AS OF JUNE 30, 1997
                                                          --------------------------------------
                                                                                      PRO FORMA
                                                          HISTORICAL    PRO FORMA    AS ADJUSTED
                                                          ----------    ---------    -----------
                                                                      (IN THOUSANDS)
Cash and marketable securities..........................   $ 26,399     $ 26,399      $ 54,209
                                                           ========     ========      ========
Current portion of long-term debt.......................   $     78     $     78      $     78
                                                           ========     ========      ========
Long-term debt:
  Bank Credit Facility..................................   $ 48,073     $ 79,073      $ 10,000
  FNBC Loan.............................................      3,064        3,064         3,064
  Offered Notes.........................................         --           --       100,000
                                                           --------     --------      --------
          Total long-term debt..........................     51,137       82,137       113,064
                                                           --------     --------      --------
Stockholders' equity:
  Common stock..........................................        150          150           150
  Paid-in capital.......................................    118,502      118,502       118,502
  Retained earnings.....................................     30,878       30,878        30,878
                                                           --------     --------      --------
          Total stockholders' equity....................    149,530      149,530       149,530
                                                           --------     --------      --------
          Total capitalization..........................   $200,667     $231,667      $262,594
                                                           ========     ========      ========

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth a summary of selected historical financial data for the Company for the six months ended June 30, 1997 and 1996 and the five years ended December 31, 1996. The year end information is derived from the audited consolidated financial statements of the Company and the related notes thereto. The financial data for the six month periods ended June 30, 1997 and 1996 is unaudited and reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for such interim periods. The results of operations for the six month period ended June 30, 1997 are not necessarily indicative of results for the full year. See the Company's Financial Statements and the related notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                    SIX MONTHS ENDED
                                                        JUNE 30,                      YEAR ENDED DECEMBER 31,
                                                   -------------------   --------------------------------------------------
                                                     1997       1996       1996       1995       1994      1993      1992
                                                   --------   --------   --------   --------   --------   -------   -------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil production revenue.........................  $ 14,075   $ 13,091   $ 27,788   $ 24,775   $ 18,482   $17,752   $14,557
  Gas production revenue.........................    14,930     15,300     28,051     13,918     12,697    10,718     5,778
  Other revenue..................................       894      1,105      2,126      1,858      1,708     1,252       616
                                                   --------   --------   --------   --------   --------   -------   -------
        Total revenues...........................    29,899     29,496     57,965     40,551     32,887    29,722    20,951
                                                   --------   --------   --------   --------   --------   -------   -------
Expenses:
  Normal lease operating expenses................     4,362      3,968      8,625      6,294      5,312     4,326     4,164
  Major maintenance expenses.....................       486        260        427        446      1,834       822       148
  Production taxes...............................     1,499      1,511      3,399      3,057      2,303     2,000     1,557
  Depreciation, depletion and amortization.......    11,929     10,334     19,564     15,719     11,569     8,028     5,019
  Interest expense...............................     1,103      1,537      3,574      2,191        982     1,499     1,743
  Other expense..................................        --         --         --         --         --       245       365
  General and administrative costs...............     1,759      1,662      3,509      3,298      3,099     2,248     1,818
  Incentive compensation plan....................       316        278        928         85      1,358        --        --
  Exchange offer expenses........................        --         --         --         --         --       780        --
                                                   --------   --------   --------   --------   --------   -------   -------
        Total expenses...........................    21,454     19,550     40,026     31,090     26,457    19,948    14,814
                                                   --------   --------   --------   --------   --------   -------   -------
Net income before income taxes and cumulative
  effect of change in accounting principle.......     8,445      9,946     17,939      9,461      6,430     9,774     6,137
Provision for income taxes.......................     3,252      3,829      6,906      3,645      2,410       943        --
                                                   --------   --------   --------   --------   --------   -------   -------
Net income before cumulative effect of change in
  accounting principle...........................     5,193      6,117     11,033      5,816      4,020     8,831     6,137
Cumulative effect of change in accounting
  principle(1)...................................        --         --         --         --         --        --     1,377
                                                   --------   --------   --------   --------   --------   -------   -------
Net income.......................................  $  5,193   $  6,117   $ 11,033   $  5,816   $  4,020   $ 8,831   $ 7,514
                                                   ========   ========   ========   ========   ========   =======   =======
Earnings per common share:
  Net income per share before accounting
    principle change.............................  $   0.33   $   0.51   $   0.89   $   0.49   $   0.34   $  0.88   $  0.71
  Cumulative effect of accounting principle
    change(1)....................................        --         --         --         --         --        --      0.16
                                                   --------   --------   --------   --------   --------   -------   -------
  Net income per common share....................  $   0.33   $   0.51   $   0.89   $   0.49   $   0.34   $  0.88   $  0.87
                                                   ========   ========   ========   ========   ========   =======   =======
  Average shares outstanding.....................    15,312     11,954     12,356     11,818     11,801    10,087     8,664
                                                   ========   ========   ========   ========   ========   =======   =======
CASH FLOW AND OTHER FINANCIAL DATA:
Net cash provided by operating activities
  (excluding working capital changes)............  $ 20,274   $ 20,158   $ 37,295   $ 25,049   $ 17,911   $17,852   $11,156
Net cash provided by operating activities........    16,714     12,819     32,333     27,499      9,609    13,857    14,417
Ratio of earnings to fixed charges(2)............       8.0x       7.3x       5.9x       5.2x       7.5x      7.5x      4.5x
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and marketable securities...................  $ 26,399   $ 23,585   $ 20,195   $ 16,518   $ 20,326   $28,123   $ 7,214
Working capital (deficit)........................     2,728      6,283      6,683      5,379      4,437    18,421    (6,655)
Oil and gas properties, net......................   210,159    125,082    171,396    111,248     81,291    60,097    49,722
Total assets.....................................   253,556    162,294    209,406    139,460    109,956    98,770    65,117
Long-term debt, less current portion.............    51,137     52,717     26,172     47,754     22,725    21,620    26,659
Stockholders' equity(3)..........................   149,530     73,078    144,441     66,927     61,045    56,997     2,046

---------------

(1) Represents the adoption of Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes," effective January 1, 1992.

(2) For purposes of calculating the ratio of earnings to fixed charges, earnings is defined as income of the Company and its subsidiaries before income taxes and fixed charges. Fixed charges consist of interest expense, including amortization of financing costs and any discount or premium related to any indebtedness.

(3) Mandatorily redeemable preferred stock outstanding at December 31, 1992 of $15,203 is not included in stockholders' equity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in an understanding of the Company's financial position and results of operations for each year of the three year period ended December 31, 1996 and for the unaudited six month periods ended June 30, 1997 and 1996. The Company's Financial Statements and the related notes thereto included elsewhere in this Prospectus contain detailed information that should be referred to in conjunction with the following discussion.

FORMATION OF STONE ENERGY

     The Company was formed in March 1993 to become a holding company for The Stone Petroleum Corporation ("TSPC"), its subsidiaries and certain partnership interests, and approximately 8.1 million shares of Common Stock were issued to holders of interests in those entities. The Company is in the process of liquidating TSPC. In July 1993, the Company also sold approximately 3.7 million shares of newly issued Common Stock in its initial public offering. In November 1996, the Company completed a secondary offering which resulted in the issuance of an additional 3.2 million shares of Common Stock.

OPERATING ENVIRONMENT

     At present, the Company does not expect that changes in the rates of overall economic growth or inflation will significantly impact product prices in the short-term. While gas prices seem most dependent on weather in North America and corresponding usage, oil prices are more subject to global economic forces and supply. Because all of these factors are beyond the control of the Company, its marketing efforts have been devoted to achieving the best price available in each geographic location. The Company has engaged in a limited amount of fixed price sales and hedging transactions to take advantage of short-term prices it believes to be attractive.

     Demand for drilling rigs, production equipment and related services increased significantly during 1996 and to date in 1997, and the costs associated with these items are higher than in 1995. The Company has experienced delays in obtaining such equipment and services, and in some instances the costs incurred are higher than originally budgeted. Despite these changes in the market for drilling supplies and services, the Company does not expect these current conditions to have a material impact on the timing or long-term profitability of its planned activities.

     The inventory of oil and gas properties offered for sale has declined over the last several years. This reduced availability of properties, combined with the emergence during the same period of a number of well-capitalized independent oil and gas companies, has caused an increase in the prices paid for properties.

RESULTS OF OPERATIONS

     The following table sets forth certain operating information with respect to the oil and gas operations of the Company and summary information with respect to the Company's estimated proved oil and gas reserves. See
"Business -- Oil and Gas Reserves."

                                        SIX MONTHS ENDED
                                            JUNE 30,            YEAR ENDED DECEMBER 31,
                                       ------------------    -----------------------------
                                        1997       1996       1996       1995       1994
                                       -------    -------    -------    -------    -------
Production:
  Oil (MBbls)........................      694        663      1,356      1,400      1,113
  Gas (MMcf).........................    5,990      6,128     11,331      8,399      6,629
  Oil and gas (MBOE).................    1,692      1,684      3,245      2,800      2,218
Sales data (in thousands):
  Total oil sales....................  $14,075    $13,091    $27,788    $24,775    $18,482
  Total gas sales....................   14,930     15,300     28,051     13,918     12,697
Average sales prices:
  Oil (per Bbl)......................  $ 20.28    $ 19.75    $ 20.49    $ 17.70    $ 16.61
  Gas (per Mcf)......................     2.49       2.50       2.48       1.66       1.92
  Per BOE............................    17.14      16.86      17.21      13.82      14.06
Average costs (per BOE):
  Normal lease operating
     expenses(1).....................  $  2.58    $  2.36    $  2.66    $  2.25    $  2.39
  General and administrative.........     1.04       0.99       1.08       1.18       1.40
  Depreciation, depletion and
     amortization....................     6.89       6.06       5.93       5.57       5.15

---------------

(1) Excludes major maintenance expenses.

                                                 AS OF            AS OF DECEMBER 31,
                                               AUGUST 1,    -------------------------------
                                                1997(1)       1996        1995       1994
                                               ---------    --------    --------    -------
Reserves:
  Oil (MBbls)................................     18,427      12,772       7,985      6,455
  Gas (MMcf).................................    185,572     144,316      81,179     68,285
  Oil and gas (MBOE).........................     49,356      36,825      21,515     17,836
Present value of estimated future net cash
  flows before income taxes (in
  thousands)(2)..............................   $372,314    $448,895    $179,725    $97,391
Prices(3):
  Oil (per Bbl)..............................   $  18.94    $  25.97    $  19.40    $ 16.74
  Gas (per Mcf)..............................       2.26        3.94        2.39       1.72

---------------

(1) The increase in the Company's estimate of its proved reserves as of August 1, 1997, from December 31, 1996, is primarily attributable to the acquisition of the Vermilion Block 255 Field and the development of South Pelto Block 23.

(2) The present value of estimated future net cash flows attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pre-tax basis.

(3) Represents weighted average prices received by the Company (net of effects of hedging) as of the date indicated, and used in calculating "Present value of estimated future net cash flows before income taxes."

     SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30,
1996. For the first six months of 1997, net income was $5.2 million, as compared to $6.1 million for the comparable 1996 period.

     Total oil and gas revenues for the first six months of 1997 were $29.0 million, and were comprised of $14.9 million of gas revenues and $14.1 million of oil revenues. Overall production quantities were essentially equal to the levels achieved in the first six months of 1996, as new production from acquisitions and successful development activities offset production declines at more mature properties. The average oil price received in the first six months of 1997 of $20.28 per barrel was approximately 2.7% higher than year earlier levels, and the average gas price of $2.49 per Mcf was essentially the same as that of the first six months of 1996.

     Normal lease operating expenses per BOE for the first six months of 1997 were $2.58, which included unscheduled repairs at South Pelto Block 23 and Lake Hermitage and unitization expenses at West Weeks Island. Major maintenance expenses during the first six months of 1997 included the portion of the costs of a well blowout at South Timbalier Block 8 which was not covered by insurance. For the first six months of 1997, general and administrative expenses increased slightly from the same period in 1996 to $1.8 million in total, or to $1.04 per BOE.

     Interest expense decreased to $1.1 million for the six months ended June 30, 1997 from $1.5 million for the comparable 1996 period due to lower levels of long-term debt. Depreciation, depletion and amortization ("DD&A") expense attributable to oil and gas properties increased to $11.7 million for the first half of 1997 from the $10.2 million reported for same period of 1996 primarily due to higher finding costs.

     1996 COMPARED TO 1995. Net income for the year ended December 31, 1996 was $11.0 million, an increase of 90% from 1995 earnings of $5.8 million. Earnings per share rose to $0.89 in 1996, as compared to $0.49 in 1995.

     For 1996, oil and gas revenues were $55.8 million as compared to $38.7 million in 1995, a 44% increase. Proceeds from sales of production in 1996 were 50% oil and 50% gas, as compared to 64% and 36%, respectively, for 1995. Production volumes for 1996 were 1.4 MMBbls and 11.3 Bcf of gas. Oil production volumes for 1996 were essentially the same as for 1995, and gas deliveries increased 35% from the 1995 amount of 8.4 Bcf of gas.

     The increase in oil and gas revenues in 1996 resulted from overall production growth of 16% for the year and a 25% increase in the average price received per BOE. The average gas price per Mcf increased 49% to $2.48 in 1996 from the 1995 amount of $1.66, and the average oil price per barrel climbed 16% from $17.70 in 1995 to $20.49 in 1996.

     Normal lease operating expenses for 1996 increased in total to $8.6 million from $6.3 million in 1995 due to an increased number of properties and higher production rates. The primary reason for the increase in such costs on a unit of production basis ($2.66 per BOE in 1996 versus $2.25 per BOE in 1995) was certain nonrecurring repairs and generally higher costs of services, although the 1996 unit amount is within the Company's budgeted range for these costs.

     DD&A expense attributable to oil and gas properties increased because of higher production rates and investments in the Company's properties. This non-cash expense increased to $19.3 million or $5.93 per BOE in 1996 from $15.6 million or $5.57 per BOE in 1995.

     During 1996, the Company borrowed funds pursuant to its bank credit facility to finance a portion of its capital expenditures budget, and interest expense increased to $3.6 million in 1996 from $2.2 million in 1995. General and administrative costs also increased in total to $3.5 million in 1996 from $3.3 million in 1995, but on a unit basis declined 9% to $1.08 per BOE in 1996 from $1.18 per BOE in 1995. Due to higher bonus awards during the year, the expenses of the Company's incentive compensation plan increased to $0.9 million in 1996 from $0.1 million in 1995.

     Pre-tax income increased to $17.9 million in 1996 from $9.5 million in 1995, and therefore the tax provision increased to $6.9 million in 1996 from $3.6 million in 1995. Except for an estimated minimum tax liability of $0.2 million, the remainder of the tax provision is deferred and does not require current funding.

     The Company's reserves at December 31, 1996 were 36.8 MMBOE and represent an increase of 71% from the comparable amount one year earlier of 21.5 MMBOE. Oil reserves increased to 12.8

MMBbls at the end of 1996 from 8.0 MMBbls at the beginning of the year, and gas reserves increased to 144.3 Bcf at December 31, 1996 from 81.2 Bcf at December 31, 1995.

      1995 COMPARED TO 1994. Net income for the year ended December 31, 1995 was $5.8 million or $0.49 per share, an increase of 45% from 1994 earnings of $4.0 million or $0.34 per share. Net cash flow from operations before working capital changes for 1995 increased 40% to $25.0 million or $2.11 per share, from comparable 1994 amounts of $17.9 million or $1.51 per share.

     For 1995, oil and gas revenues were $38.7 million as compared to $31.2 million in 1994, a 24% increase. Proceeds from sales of production in 1995 were 64% oil and 36% gas, as compared to 59% and 41%, respectively, for 1994. Production volumes for 1995 were 1.4 MMBbls of oil and 8.4 Bcf of gas. Oil production was up 26%, and gas deliveries increased 27% from the 1994 amounts of
1.1 MMBbls of oil and 6.6 Bcf of gas. The increase in revenues in 1995 resulted from overall production growth of 26% for the year, despite a 2% decline in the average prices received per equivalent barrel. The average gas price per Mcf decreased by 14% to $1.66 in 1995 from the 1994 amount of $1.92, but the average oil price per barrel climbed 7% from $16.61 in 1994 to $17.70 in 1995.

     Normal lease operating expenses for 1995 increased in total to $6.3 million from $5.3 million in 1994 due to an increased number of properties and higher production rates. When stated on a unit basis, such costs were $2.25 per BOE in 1995 and $2.39 per BOE in 1994, a 6% improvement. Major maintenance expenses, or workover costs of producing zones, were $0.4 million in 1995 as compared to $1.8 million in 1994.

     DD&A expense attributable to oil and gas properties increased because of higher production rates and investments in the Company's properties. This non-cash expense increased to $15.6 million or $5.57 per BOE in 1995 from $11.4 million or $5.15 per BOE in 1994.

     During 1995, the Company borrowed funds pursuant to its bank credit facility to finance a portion of its capital expenditures budget, and interest expense increased to $2.2 million in 1995 from $1.0 million in 1994. General and administrative costs also increased in total to $3.3 million in 1995 from $3.1 million in 1994, but on a unit basis declined 16% to $1.18 per BOE in 1995 from $1.40 per BOE in 1994. The expenses of the Company's bonus plan declined to $0.1 million in 1995 from $1.4 million in 1994.

     Pre-tax income increased to $9.5 million in 1995 from $6.4 million in 1994, and therefore the tax provision increased to $3.6 million in 1995 from $2.4 million in 1994. Except for an estimated minimum tax liability of $0.1 million, the remainder of the tax provision is deferred and does not require current funding.

     The Company's reserves at December 31, 1995 were 21.5 MMBOE and represent an increase of 21% from the comparable amount one year earlier of 17.8 MMBOE. Oil reserves increased to 8.0 MMBbls at the end of 1995 from 6.5 MMBbls at the beginning of the year, and gas reserves increased to 81.2 Bcf at December 31, 1995 from 68.3 Bcf at December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES

     On August 1, 1997, the Company borrowed $31.0 million under the term loan portion of the Bank Credit Facility to finance the acquisition of the Vermilion Block 255 Field. The Company will use the net proceeds of the Offering to repay all of the term loan and all except $10.0 million of the revolving credit loan outstanding under the Bank Credit Facility and to finance certain capital expenditures. The Company believes that its existing working capital (including the remaining net proceeds of the Offering), combined with expected cash flow from operations and borrowings under the revolving loan portion of the Bank Credit Facility, will be sufficient to fund its budgeted operations and development activities through the end of 1998.

     WORKING CAPITAL AND CASH FLOW. Working capital at June 30, 1997 was $2.7 million. Net cash flow from operations before working capital changes for the first six months of 1997 was $20.3 million.

     During the first six months of 1997, the Company invested $50.4 million in its oil and gas properties, as compared to investments of $24.0 million during the comparable 1996 period. The investments for the first six months of 1997 include $1.2 million of capitalized general and administrative costs.

     HEDGING. The Company's production is sold on month-to-month contracts at prevailing prices. From time to time, however, the Company has entered into hedging transactions or fixed price sales contracts for its oil and gas production. The purpose of these transactions is to reduce the Company's exposure to future oil and gas price declines. This hedging policy provides that, unless prices change by more than 25% during a quarter, not more than one-half of the Company's production quantities can be hedged without the consent of the Company's Board of Directors. Such swap agreements typically provide for monthly payments by (if prices rise) or to (if prices decline) the Company based on the difference between the strike price and the average closing price of the near month NYMEX futures contract for each month of the agreement. Because its properties are located in the Gulf Coast Basin, the Company believes that fluctuations in the NYMEX futures prices will closely match changes in the market prices for its production. As of August 15, 1997, the Company had no forward positions.

     The Company's net losses from hedging transactions were $11,000, $3.8 million and $0.7 million for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively.

     HISTORICAL FINANCING SOURCES. From 1990 through the first half of 1993, the Company financed the acquisition and exploitation of oil and gas properties with funds provided by mezzanine financing sources, joint ventures with an industry partner, limited partnerships and cash flow from operations. Since the Company's initial public offering in July 1993, the Company has financed its activities with offering proceeds, cash flow from operations, borrowings under its bank credit facility described below and investments by two partnerships formed before the initial public offering which had uncommitted funds. All funds of these partnerships have been committed, and the Company is not required to offer participation in subsequently acquired properties to these entities, unless such acquisitions represent additional interests in properties already owned by the partnerships.

     On July 30, 1997, the Company amended its bank credit facility with its bank group, which is led by NationsBank. The total Bank Credit Facility amount is $150 million and is comprised of a three-year revolving credit loan and a term loan due on January 1, 1999. The current weighted average interest rate of the facility is 7.3% per annum. As of August 1, 1997, the total outstanding principal balance was $79.1 million and letters of credit totaling $6.5 million had been issued pursuant to the facility.

     The revolver provided for total availability of $100 million with a limitation on total outstanding borrowings based on a borrowing base amount established by the banks for the Company's oil and gas properties, which, at the time of the Offering, was $80 million. The borrowing base was reduced to $55 million after the Offering and will be redetermined at year-end based on a revaluation of the Company's oil and gas properties. The term loan of $50 million was established to finance the acquisition of the Vermilion Block 255 Field and certain development costs. All of the amounts outstanding under the term loan were paid in full with net proceeds of the Offering, and the term loan is no longer available to the Company. See "Description of Bank Credit Facility."

     On November 30, 1995, the Company executed a Term Loan Agreement with First National Bank of Commerce ("FNBC") in the original principal amount of $3.3 million (the "FNBC Loan") for the purchase of the RiverStone office building, a portion of which is used by the Company for its Lafayette office. The loan has a five-year term bearing interest at a rate of 7.45% per annum over the entire term of the loan. Principal and interest are payable monthly and are based upon a 20-year amortization period. The indebtedness under the agreement is collateralized by the building. This loan agreement contains covenants and restrictions which are similar to those of the Bank Credit Facility.

     LONG-TERM FINANCING. Stone Energy has budgeted $237 million for capital expenditures in 1997 and 1998, which includes $50 million spent in the first half of 1997. Approximately 54% of the 1997 and 1998 budgeted expenditures has been allocated to South Pelto Block 23 and the Vermilion Block 255 Field. Significant investments are also planned for the Vermilion Block 46, Eugene Island Block 243,

Cut Off and Clovelly fields. The planned development operations include projects which seek to increase cash flow from proved reserves and provide additions to the Company's reserve base. It is anticipated that these investments will be funded from a combination of the net proceeds of the Offering, available working capital, cash flow from operations and borrowings under the Bank Credit Facility. The Company may seek additional capital to finance development activities beyond its current plans or future acquisitions.

     REGULATORY AND LITIGATION ISSUES. In December 1995, Goodrich Leasehold L.L.C. and Goodrich Drillers L.L.C. filed a civil action against the Company in an attempt to set aside a farmout agreement affecting portions of the West Flank of the Weeks Island Field in Iberia Parish, Louisiana. Management believes that this claim is without merit and intends to vigorously defend this action.

     The Company is also named as a defendant in certain lawsuits and is a party to certain regulatory proceedings arising in the ordinary course of business. These regulatory proceedings include three instances in which the U.S. Environmental Protection Agency (the "EPA") has indicated that it believes that the Company is a potentially responsible party ("PRP") for the cleanup of oilfield waste facilities. Management does not expect these matters, individually or in the aggregate, to have a material adverse effect on the financial condition of the Company.

     Since November 26, 1993, new levels of lease and areawide bonds have been required of lessees taking certain actions with regard to Outer Continental Shelf ("OCS") leases. Operators in the OCS waters of the Gulf of Mexico, including the Company, have been or may be required to increase their areawide bonds and individual lease bonds to $3.0 million and $1.0 million, respectively, unless exemptions or reduced amounts are allowed by the MMS. The Company currently has an areawide pipeline bond of $0.3 million and an areawide lease bond of $3.0 million issued in favor of the MMS for its existing offshore properties. The MMS also has discretionary authority to require supplemental bonding in addition to the foregoing required bonding amounts but this authority is only exercised on a case-by-case basis at the time of filing an assignment of record title interest for MMS approval. Based upon certain financial parameters, the Company has been granted exempt status by the MMS, which exempts the Company from the supplemental bonding requirements. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

     As amended by the Coast Guard Authorization Act of 1996, OPA requires responsible parties for offshore facilities to provide financial assurance in the amount of $35 million to cover potential OPA liabilities. This amount is subject to upward regulatory adjustment up to $150 million. In 1996, the Statement of Position 96-1 ("SOP 96-1"): Environmental Remediation Liabilities was issued. The Company will apply SOP 96-1 in 1997. The Company believes adoption of SOP 96-1 will not have a material effect on its results of operations or financial position.

     The Company operates under numerous state and federal laws enacted for the protection of the environment. In the ordinary course of business, the Company conducts an ongoing review of the effects of these various environmental laws on its business and operations. The estimated cost of continued compliance with current environmental laws, based upon the information currently available, is not material to the Company's financial position or results of operations. It is impossible to determine whether and to what extent the Company's future performance may be affected by environmental laws; however, management believes that such laws will not have a material adverse effect on the Company's financial position or results of operations.

                                    BUSINESS

OVERVIEW

     Stone Energy Corporation is an independent oil and gas company engaged in the development, exploration, acquisition and operation of oil and gas properties onshore and offshore in the Gulf Coast Basin. The Company and its predecessors have been active in the Gulf Coast Basin since 1973, which gives the Company extensive geophysical, technical and operational expertise in this area. As of August 1, 1997, the Company estimated that its proved reserves were approximately 185.6 Bcf of gas and 18.4 MMBbls of oil, or an aggregate of approximately 49.4 MMBOE, with a present value of estimated pre-tax future net cash flows of approximately $372.3 million. The Company serves as operator of all of its 14 properties.

     The Company's business strategy is to increase production, cash flow and reserves through the acquisition and development of mature properties located in the Gulf Coast Basin. The Company seeks properties that have an established production history, proved undeveloped reserves and multiple prospective reservoirs that provide significant development opportunities and an attractive price due to low current production levels and properties in which the Company would have the ability to control operations. Prior to acquiring a property, the Company performs a thorough geological, geophysical and engineering analysis of the property to formulate a comprehensive development plan. Through development activities, the Company seeks to increase cash flow from existing proved reserves and to establish additional proved reserves. These activities typically involve the drilling of new wells, workovers and recompletions of existing wells, and the application of other techniques designed to increase production.

STRATEGY

     Acquisition. From 1990 to 1993, the Company acquired its properties by purchases, primarily from major oil companies. In response to a changing acquisition environment, the Company has also utilized arrangements other than the purchase of ownership interests, including farmins and partnering ventures. The Company's flexibility in structuring transactions allows it to apply its development capital and technical expertise to properties owned by those major and independent oil companies that have an inventory of development opportunities that require resources beyond their budgets and technical staff dedicated to operations in the Gulf Coast Basin. Although the Company is currently evaluating several potential property acquisitions, it does not have any contracts, understandings or other arrangements with respect to any such acquisitions.

     In its acquisition efforts the Company seeks properties with the following characteristics:

     - Gulf Coast Concentration. The Gulf Coast Basin is the Company's primary area of operations and expertise. This geographic concentration allows the Company to closely manage costs and to develop detailed geological and other information relating to its properties, thereby increasing their exploitation potential. In addition, large offshore blocks are highly desirable because of the quality and availability of seismic data and the fact that large areas can be held by production while development plans are formulated and implemented. The Gulf Coast Basin, both onshore and in shallow water offshore, has a substantial existing infrastructure, including gathering systems, platforms, pipelines and drilling and service companies, which facilitates cost effective operations and the timely development of discoveries.

     - Multiple Reservoirs/Opportunities. Properties with multiple sandstone reservoirs provide increased potential for return by having a number of opportunities that, individually or in the aggregate, could make the properties profitable. Wells drilled in the Gulf Coast Basin frequently have more than one productive horizon.

     - Mature Properties with Established Production History. Properties discovered in the late 1950s through the early 1970s were frequently completed in the one or two thickest sands on a property that offered the highest production rates. These original completions are often depleted or near depletion, and, in many cases, thinner sands were overlooked or bypassed completely. Additionally, historical production data is used to project future rates of production and ultimate recoverable reserves.

     - Low Current Production. Low production levels reduce bidding competition from purchasers who favor proved producing reserves. A low level of cash flow also increases the likelihood that the current property owner will consider proposals made by the Company.

     - Proved Undeveloped and Nonproducing Reserves. The existence of significant remaining proved undeveloped and nonproducing reserves provides the opportunity to increase production significantly through the drilling of new wells, workovers, recompletions and other non-drilling activities.

     - Lack of Recent Development Activity. The Company often identifies additional opportunities with respect to properties that have had little or no recent mapping or consideration for development potential by the sellers. The Company applies recent advances in well evaluation techniques and seismic technology and processing that have often not been applied to mature properties by the sellers.

     - Control of Operations. The Company believes that its position as field operator is essential to control costs and initiate development operations, including the timing and extent of such operations through the first phase of development.

     Development. In connection with its business strategy, prior to each property acquisition, the Company performs a thorough geological, geophysical and engineering analysis of the property, including 3-D seismic surveys in certain cases. The Company utilizes its geological and engineering assessments to formulate a comprehensive development plan for the property which typically involves identification of additional undeveloped formations, the drilling of new wells in developed and undeveloped formations, the workover or recompletion of existing wells and the application of other techniques designed to increase production. As the Company executes its initial development plan for a property, it frequently identifies incremental opportunities for further development of the property.

     The Company believes that significant additional development potential exists in its current asset base of 14 properties. For the period from July 1, 1997 through December 31, 1998, the Company has budgeted capital expenditures of approximately $150 million to fund plans to drill 36 new wells, conduct 24 workovers/recompletions on existing wells and, depending upon the timing and success of specific development activities, install five new offshore production platforms. Investments in the properties described below in "-- Properties" constitute 84% of budgeted 1997 capital expenditures (including actual expenditures through June 30, 1997) and 85% of budgeted 1998 capital expenditures.

     Results to Date. From the beginning of 1990, when the Company commenced the implementation of its current business strategy, through June 30, 1997 (giving effect to the acquisition of the Vermilion Block 255 Field), the Company invested approximately $289.4 million in new properties and realized $160.1 million of net operating cash flow from these properties. The Company estimated that the net present value of its proved reserves from these properties was $372.3 million at August 1, 1997. Proved reserve additions from the beginning of 1990 through August 1, 1997 totaled 58.9 MMBOE and were purchased and developed for an average finding cost of $6.13 per BOE (including property acquisitions and incurred and estimated future development costs). Operating costs, including major maintenance expenses, for these properties since their acquisition averaged $2.76 per BOE.

     The Company's strategy has resulted in significantly higher levels of average net daily production, as shown in the table below:

                                                    AVERAGE NET DAILY PRODUCTION RATES
                                                   ------------------------------------
                                                      OIL           GAS          OIL
                                                   PRODUCTION    PRODUCTION    AND GAS
                                                   (MBBLS/D)      (MMCF/D)     (MBOE/D)
                                                   ----------    ----------    --------
1991.............................................     1.5            4.2         2.2
1992.............................................     2.0            8.1         3.4
1993.............................................     2.8           13.6         5.1
1994.............................................     3.0           18.2         6.1
1995.............................................     3.8           23.0         7.7
1996.............................................     3.7           31.0         8.9
First six months of 1997.........................     3.8           33.1         9.4

     The Company has grown principally through the acquisition and subsequent development and exploitation of properties purchased from major oil companies. The Company's proved oil and gas reserves at August 1, 1997 were concentrated in 14 properties, eight of which are in the Gulf of Mexico offshore Louisiana and six of which are onshore Louisiana. The Company currently manages eight partnerships formed prior to its initial public offering, and less than 5% of the Company's assets are owned through these entities.

OIL AND GAS RESERVES

     The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves. All information in this Prospectus as of December 31, 1994, 1995 and 1996 relating to estimated oil and gas reserves and the estimated future net cash flows attributable thereto is based upon the Reserve Reports prepared by the Independent Engineers, except for the reserves attributed to Eugene Island Block 243 Field at December 31, 1994, which were estimated by the Company. All information in this Prospectus as of August 1, 1997 relating to estimated oil and gas reserves and estimated future net cash flows attributable thereto is based upon estimates by the Company. All calculations of estimated reserves have been made in accordance with the rules and regulations of the Commission and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future cash flows from the sale of oil and gas.

                                           AS OF           AS OF DECEMBER 31,
                                         AUGUST 1,   ------------------------------
                                          1997(1)      1996       1995       1994
                                         ---------   --------   --------   --------
Total proved:
  Oil (MBbls)..........................    18,427      12,772      7,985      6,455
  Gas (MMcf)...........................   185,572     144,316     81,179     68,285
  Total (MBOE).........................    49,356      36,825     21,515     17,836
Proved developed:
  Oil (MBbls)..........................    14,927       9,260      7,055      5,840
  Gas (MMcf)...........................   139,723     109,628     67,797     52,215
  Total (MBOE).........................    38,214      27,531     18,355     14,543
Estimated future net cash flows before
  income taxes (in thousands)..........  $544,114    $712,379   $259,478   $145,006
Present value of estimated future net
  cash flows before income taxes
  (in thousands)(2)....................  $372,314    $448,895   $179,725   $ 97,391
Prices(3):
  Oil (per Bbl)........................  $  18.94    $  25.97   $  19.40   $  16.74
  Gas (per Mcf)........................      2.26        3.94       2.39       1.72

                                               (see footnotes on following page)

---------------

(1) The increase in the Company's estimate of its proved reserves as of August 1, 1997, from December 31, 1996, is primarily attributable to the acquisition of the Vermilion Block 255 Field and the development of South Pelto Block 23.

(2) The present value of estimated future net cash flows attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pre-tax basis.

(3) Represents weighted average prices received by the Company (net of effects of hedging) as of the date indicated, and used in calculating "Estimated future net cash flows before income taxes" and "Present value of estimated future net cash flows before income taxes."

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment and the existence of development plans. As a result, estimates of reserves made by different engineers for the same property will often vary. Results of drilling, testing and production subsequent to the date of an estimate may justify a revision of such estimates. Accordingly, reserve estimates are generally different from the quantities of oil and gas that are ultimately produced. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geological success, prices, future production levels and costs that may not prove to be correct. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of such estimates depends on the accuracy of the assumptions upon which they are based.

     As an operator of domestic oil and gas properties, the Company has filed Department of Energy Form EIA-23, "Annual Survey of Oil and Gas Reserves," as required by Public Law 93-275. There are differences between the reserves as reported on Form EIA-23 and as reported herein. The differences are attributable to the fact that Form EIA-23 requires that an operator report on the total reserves attributable to wells which are operated by it, without regard to ownership (i.e., reserves are reported on a gross operated basis, rather than on a net interest basis).

ACQUISITION, PRODUCTION AND DRILLING ACTIVITY

     Acquisition and Development Costs. The following table sets forth certain information regarding the costs incurred by the Company in its development and acquisition activities during the periods indicated.

                                        SIX MONTHS         YEAR ENDED DECEMBER 31,
                                           ENDED        -----------------------------
                                       JUNE 30, 1997     1996       1995       1994
                                       -------------    -------    -------    -------
                                                       (IN THOUSANDS)
Acquisition costs....................     $ 1,362       $26,650    $ 8,074    $11,465
Development costs....................      27,809        24,090     27,383     22,241
Exploratory costs....................      20,003        26,339      8,261      4,719
                                          -------       -------    -------    -------
          Subtotal...................      49,174        77,079     43,718     38,425
General and administrative costs, net
  of fees and reimbursements.........       1,247         2,325      1,790      2,749
                                          -------       -------    -------    -------
          Total costs incurred.......     $50,421       $79,404    $45,508    $41,174
                                          =======       =======    =======    =======

     Productive Well and Acreage Data. The following table sets forth certain statistics for the Company regarding the number of productive wells and developed and undeveloped acreage as of December 31, 1996.

                                                                GROSS         NET
                                                              ---------    ---------
Productive Wells:
  Oil(1)....................................................      52.00        35.07
  Gas(2)....................................................      30.00        20.65
                                                              ---------    ---------
          Total.............................................      82.00        55.72
                                                              =========    =========
Developed Acres:
  Onshore...................................................   2,806.60     1,903.49
  Offshore..................................................   7,200.00     4,065.01
                                                              ---------    ---------
          Total.............................................  10,006.60     5,968.50
                                                              =========    =========
Undeveloped Acres(3):
  Onshore Louisiana.........................................  17,606.67    15,320.83
  Offshore Louisiana........................................  27,338.88    17,914.04
                                                              ---------    ---------
          Total.............................................  44,945.55    33,234.87
                                                              =========    =========

---------------

(1) Four gross wells each have dual completions.

(2) Nine gross wells each have dual completions.

(3) Leases covering approximately 0.99% of the Company's undeveloped acreage will expire in 1997, 1.93% in 1998, 0.37% in 1999, 7.85% in 2000 and 5.55%
    in 2001. Leases covering the remainder of the Company's undeveloped gross acreage (83.31%) are held by production.

     Drilling Activity. The following table sets forth the Company's drilling activity for the periods indicated.

                                                              GROSS      NET
                                                              ------    -----
Wells drilled during the years ended December 31,
  1996:
     Exploratory............................................    4.00     3.73
     Development............................................    5.00     4.50
  1995:
     Exploratory............................................    3.00     2.94
     Development............................................    6.00     4.40
  1994:
     Exploratory............................................    2.00     1.75
     Development............................................   12.00     7.64

     All wells drilled were productive except for three gross development wells (2.34 net) which were drilled in 1994, two gross exploratory wells (1.94 net) and one gross development well (0.38 net) which were drilled in 1995 and three gross exploratory wells (2.75 net) and one gross development well (0.76 net) which were drilled in 1996.

TITLE TO PROPERTIES

     The Company has obtained title opinions on substantially all of its producing properties and believes it has satisfactory title to such properties in accordance with standards generally accepted in the oil and gas industry. The Company's properties are subject to customary royalty interests, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. The title investigation performed by the Company prior to acquiring undeveloped properties is thorough but less vigorous than that conducted prior to drilling, consistent with standard practice in the oil and gas industry. Prior to the commencement of drilling operations, a thorough title examination is conducted and curative work is performed with respect to significant defects. A thorough title examination has been performed with respect to substantially all producing properties owned by the Company.

PROPERTIES

     The Company owns and operates a controlling interest in all of its 14 properties, eight of which are offshore and six of which are onshore Louisiana. The offshore properties contain 25 production platforms and the Company currently owns an interest in 105 producing wells. Eight of its significant properties are described below. Production volumes are presented on a gross well basis, unless otherwise indicated.

     SOUTH PELTO BLOCK 23. South Pelto Block 23 is located in federal waters in the Gulf of Mexico, approximately 80 miles southwest of New Orleans. The Company owns an approximate 98% working interest in this field, which was purchased from a major oil company in June 1990. The Company's net revenue interest in the field currently ranges from approximately 65% to 78%. The Company's investment in the property through June 30, 1997 was approximately $63.9 million, including $2.0 million of acquisition and bonding costs and $61.9 million of costs for field development, facilities enhancements and modifications.

     The field was discovered in 1962 and subsequently developed by a major oil company. Cumulative production from eight sands and 10 wells is over 12 MMBbls of oil and 13 Bcf of gas since going onstream in 1963. Subsequent to the acquisition of the field by the Company, the initial phase of development included three workovers and the drilling of two new wells. In the first six months of 1997, the field produced at the average daily rate net to the Company of 586 Bbls of oil and 3.1 MMcf of gas.

     The Company's recent development activity is based on the interpretation of a proprietary 3-D seismic survey obtained in 1994, and the Company made a significant discovery on the block in 1996. Fourteen new productive sands, as indicated by electric logs, have been encountered in an area of the leaseblock and at depths which had not been previously explored. Four wells have been drilled in this area, all of which the Company believes will be commercially successful, and the drilling of a fifth well is in progress. Two of the wells have been placed on production, and the installation of the new "D" production platform is scheduled for the fourth quarter of 1997 for the production of the other two wells and, if successful, the fifth well. The Company believes that the production from the "D" platform has the potential to materially increase the Company's daily production. The "D" Platform will have a maximum daily production capacity of 100 MMcf of gas and 15,000 Bbls of oil. Also in 1997, the Company plans to drill its Swordfish Prospect to 18,500 feet to test multiple objectives. This well will be drilled from a separate surface location than the "D" Platform and, if successful, would require additional production facilities.

     Total investments for the last half of 1997 at South Pelto Block 23 are budgeted at approximately $24.0 million. Plans for 1998 include the drilling of four new wells and the installation of additional facilities, pending the outcome of the Swordfish Prospect well, at a budgeted cost of approximately $30.7 million.

     VERMILION BLOCK 255. On August 1, 1997, the Company acquired certain interests in the Vermilion Block 255 Field, which consists of four Vermilion blocks (255, 256, 267 and 268), for $36.6 million. The working interests acquired range from 66.7% to 83.3% and the net revenue interests range from 55.6% to 69.4%. Eight platforms and 48 wells presently exist on the field, with 10 wells currently producing at aggregate daily rates of approximately 1,227 Bbls of oil and 12.2 MMcf of gas. The Company has consolidated the operations in the field which were previously conducted by two operators, and believes that it will benefit from increased operating and development efficiencies. The remaining interests in the property are owned by CNG Producing Company.

     The Vermilion Block 255 Field was discovered in 1964 and is located approximately 75 miles offshore Louisiana in water depths ranging from 130 to 175 feet. The field is a major oil and gas complex consisting of both water drive oil and gas reservoirs and pressure depletion gas reservoirs. Oil and gas accumulations have been encountered in 25 sands in multiple faults and stratigraphic traps in both normally-pressured and geopressured reservoirs between 7,500 and 12,300 feet. The field has produced approximately 15 MMBbls of oil and 360 Bcf of gas since May 1970.

     Based on its initial analysis of the field, the Company plans to conduct significant operations for its further development, targeting both proved and probable objectives. For 1998, the Company has budgeted $9.6 million for drilling three wells and two workover operations. In addition, the Company has arranged to acquire a 3-D seismic survey to more fully evaluate the field's potential. These planned activities will be reviewed and revised as necessary during the remainder of 1997.

     LAKE HERMITAGE. On August 1, 1996, the Company increased its interest in approximately 6,500 acres in the Lake Hermitage Field by purchasing the interests of a group of privately-held companies in the field for $6.5 million. The Company had previously drilled six successful wells (including four dually completed wells) on designated areas in the field under a farmout agreement entered into in 1994 with the prior owners. Pursuant to prior contractual obligations, the Company assigned a portion of the acquired interest to two partnerships it manages for a proportionate share of the purchase price. After giving effect to these transactions, the Company holds an approximate 76% working interest and an approximate 61% net revenue interest in the field except for certain deep rights held by a major oil company, which are below the horizons currently being targeted by the Company.

     The Lake Hermitage Field is located onshore in Plaquemines Parish, Louisiana, approximately 25 miles south southeast of New Orleans. The field is a salt dome structure discovered in 1928 and has produced significant quantities of oil and gas from multiple sandstone reservoirs between 3,100 and 14,200 feet. In August 1997, the field was producing at aggregate daily rates of 289 Bbls of oil and 9.1 MMcf of gas.

     The Company intends to acquire a proprietary 3-D seismic survey in late 1997 at a cost of approximately $4.1 million, and the data from this survey will be used to plan future field development. In addition to its leasehold position of 6,500 acres, the Company has another 7,800 acres under option to lease with plans to drill two wells in this field at a budgeted cost of $2.9 million, pending evaluation of the new seismic data.

     VERMILION BLOCK 46. On September 27, 1996, the Company acquired a 62.5% working interest in the Vermilion Block 46 Field for $15.4 million. The Company acquired this interest from a major oil company and became operator of the block at that time. In a separate transaction with a different company in 1993, the Company purchased a 37.5% working interest in this field for $3.7 million. Pursuant to prior contractual obligations, the Company assigned a portion of the acquired interests to two partnerships it manages in consideration for a pro rata portion of the purchase price, and the Company retained a 76% working interest with an approximate 65% net revenue interest in the field.

     The Vermilion Block 46 Field is located approximately 10 miles offshore Louisiana in 30 feet of water. Production was established on the block in 1956, and cumulative production from the field is approximately 115 Bcf of gas and 1.2 MMBbls of oil. The interests acquired in Vermilion Block 46 consist of approximately 2,500 acres in the northern half of the block. Productive reservoirs have historically been encountered between 3,000 and 15,500 feet.

     In the remainder of 1997, the Company plans to complete the recently drilled No. 6 well as a dual completion and install a flowline from it back to the "A" Platform. First production from the No. 6 well is expected in October 1997. The Company's plans for 1998 include drilling two deep test wells on prospects identified from a newly acquired 3-D seismic survey covering the block. Expenditures for 1998 are budgeted at $10.2 million.

     VERMILION BLOCK 131. On September 27, 1996, the Company acquired a 50% working interest with a 41% net revenue interest in the Vermilion Block 131 Field from a major oil company for $5.1 million. In addition to the purchase price, a letter of credit in the amount of $1.8 million was established to secure the Company's obligation to plug and abandon the property. The Company is the operator of the property, and the remaining 50% interest is owned by a major oil company. The acquisition included interests in six producing wells and six shut-in wells.

     The Vermilion Block 131 Field is located approximately 30 miles offshore Louisiana in 60 feet of water. The field was discovered in 1960 and placed on production in 1963. Field development has consisted of 19 productive wells and seven dry holes. A total of 65 commercial completions have been established in 27 sandstone reservoirs between 4,800 and 14,300 feet.

     Cumulative production from the property is 488 Bcf of gas and 8.5 MMBbls of oil. Since acquiring this property in 1996, the Company has conducted workover operations on two wells and drilled a sidetrack well from an idle wellbore. In August 1997, the field was producing at aggregate daily rates of 81 Bbls of oil and 13.3 MMcf of gas. A new evaluation of the property is currently in progress utilizing the Company's recently acquired 3-D seismic data. The Company plans another major workover in 1997 at a budgeted cost of $1.1 million.

     CUT OFF. The Cut Off Field is located onshore in Lafourche Parish, Louisiana. The Company owns a 98% working interest in this field, which was purchased from two major and two independent oil companies in August 1991. The Company currently has an approximate 61% to 65% net revenue interest in the field.

     The field was discovered in 1953 and is covered by both land and inland water. Cumulative production from the field at the time of the acquisition was 110 Bcf of gas and 39 MMBbls of oil. Since the Company assumed operations of the field in 1991, it has produced approximately 2.1 MMBbls of oil and 7.9 Bcf of gas.

     The Cut Off Field is located approximately two miles from the Clovelly Field, one of the Company's other significant properties which is described below. Each field is dominated geologically by a prominent salt dome structure. Although significant development drilling has been conducted at each property near the salt, a substantial portion of the surrounding acreage has received little exploration attention.

     In order to attempt to better understand the complex fault patterns near the salt and to evaluate other potential drilling opportunities in this region, the Company completed a $4.5 million 3-D seismic survey of a 61-square-mile area which includes the Cut Off Field, the Clovelly Field and a significant amount of contiguous acreage. The processed data was received by the Company in September 1996. The Company owns or controls through lease options approximately 70% of the survey area.

     Although the future development of the Cut Off Field will be guided by the interpretation of the 3-D data, one purpose of the survey was the confirmation of pre-existing development plans derived from more traditional methods. The Company has drilled one well and worked over two wells during the first half of 1997 and plans to deepen the Jones No. 23 well during the remainder of 1997. Interpretation of the proprietary 3-D seismic survey acquired over the Cut Off Field has yielded a number of prospects to be drilled in 1998. Current plans for 1998 include drilling three new wells and one sidetrack well and workover operations on one well at a budgeted cost of $8.5 million to the Company.

     CLOVELLY. In July 1995, the Company acquired for $4.5 million a 100% working interest and an 89.5% net revenue interest in the Clovelly Field from a major oil company. The field, located onshore in Lafourche Parish, Louisiana, is comprised of approximately 3,200 acres on the north and east flanks of a salt dome structure that has produced in excess of 32 MMBbls of oil and 167 Bcf of gas since its discovery in 1950. The purchase included interests in seven oil and two gas producing wells which are operated by the Company. In August 1996, the Company acquired a 40% working interest in 2,840 acres on the south and west flanks of the salt dome structure in exchange for 3-D seismic data.

     Historically, field production has been derived from wells which developed multiple sandstone reservoirs trapped against the salt. From the time of the acquisition through June 30, 1997, the average daily production from the property net to the Company was 350 Bbls of oil and 1.7 MMcf of gas.

     As described in the above discussion of the Cut Off Field, a 3-D seismic survey over the Cut Off Field, the Clovelly Field and surrounding acreage was acquired in September 1996. Interpretation of the

3-D seismic survey has resulted in several new drilling locations in this field. The Company is currently adding to existing waterflood injection capacity in the main field reservoir sand and reviving a waterflood in the southeastern portion of the field in the No. 37 sand, one of the shallower reservoirs. There is significant acreage under lease-option to the Company outside of the currently developed acreage. The Company plans to drill five wells and workover one well during the second half of 1997 through the end of 1998 at a budgeted cost to the Company of $11.8 million.

     EUGENE ISLAND BLOCK 243. Eugene Island Block 243 consists of two federal lease blocks located offshore Louisiana in the Gulf of Mexico in approximately 150 feet of water. The Company owns an approximate 58% working interest in this field, which it acquired for $10.0 million from a major oil company in December 1994. The acquisition included a production platform and five producing wells.

     Prior to its acquisition by Stone Energy, the field had produced 65 Bcf of gas from nine sandstone reservoirs between 3,300 feet and 12,500 feet. At the time of purchase, five wells were producing intermittently at a rate of approximately 4 MMcf/d of gas. During the first six months of 1997, average daily production from the field net to the Company was 96 Bbls of oil and 8.0 MMcf of gas.

     Prior to acquiring the property, the Company mapped the entire field area utilizing 3-D seismic data. The interpretation indicated the presence of additional reserves and prospective drilling locations. The Company's initial well, the C-1, was drilled and placed on production in 1995. The well logged gas pay in three sands thought to be previously depleted and found gas pay in a deeper sand, which is the currently producing interval.

     In late 1996, the Company formed a joint operating area covering portions of Eugene Island Blocks 224 and 243 with a major oil company. A jointly-owned well was drilled on Block 224, and this well encountered oil and gas in four reservoir sands stratigraphically deeper than any pay sands previously encountered on Blocks 242 and 243. A second jointly-owned well is planned in the second half of 1997 at an approximate cost of $2.6 million to the Company. Plans for 1998 include drilling two wells at an estimated cost of $9.9 million.

REGULATION

     Regulation of Production. In all areas where the Company conducts activities, there are statutory provisions regulating the production of oil and natural gas under which administrative agencies may promulgate rules in connection with the operation and production of both oil and gas wells, determine the reasonable market demand for oil and gas, and establish allowable rates of production. Such regulatory orders may restrict the rate at which the Company's wells produce oil or gas below the rate at which such wells would be produced in the absence of such regulatory orders, with the result that the amount or timing of the Company's revenues could be adversely affected.

     Federal Leases. The Company has oil and gas leases in the Gulf of Mexico, which were granted by the federal government and are administered by the MMS. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelves Lands Act ("OCSLA") which are subject to change by the MMS. For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the EPA), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. The MMS proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. These proposed regulations were withdrawn pending further discussions among interested federal agencies. The MMS also has regulations restricting the flaring or venting of natural gas, and has proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandoning of wells located offshore and the removal of all production facilities. With respect to any Company operations conducted on offshore federal leases, liability may generally be imposed under OCSLA for costs of clean-up and damages caused by pollution resulting from such operations, other than damages caused by acts of war or the negligence of third parties. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases.

     Since November 26, 1993, new levels of lease and areawide bonds have been required of lessees taking certain actions with regard to OCS leases. Operators in the OCS waters of the Gulf of Mexico, including the Company, have been or may be required to increase their areawide bonds and individual lease bonds to $3.0 million and $1.0 million, respectively, unless exemptions or reduced amounts are allowed by the MMS. The Company currently has an areawide pipeline bond of $0.3 million and an area-wide lease bond of $3.0 million issued in favor of the MMS for its existing offshore properties. The MMS also has discretionary authority to require supplemental bonding in addition to the foregoing required bonding amounts but this authority is only exercised on a case-by-case basis at the time of filing an assignment of record title interest for MMS approval. Based upon certain financial parameters, the Company has been granted exempt status by the MMS, which exempts the Company from the supplemental bonding requirements. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

     The MMS issued a notice of proposed rulemaking in which it proposed to amend its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. The proposed rule would modify the valuation procedures for both arm's length and non-arm's length crude oil transactions to decrease reliance on posted prices and assign a value to crude oil that better reflects market value, establish a new MMS form for collecting value differential data and amend the valuation procedure for the sale of federal royalty oil. The Company cannot predict at this stage of the rulemaking proceeding how it might be affected by this amendment to the MMS regulations.

     Oil Price Controls and Transportation Rates. Sales of crude oil, condensate and gas liquids by the Company are not currently regulated and are made at negotiated prices. Commencing in October 1993, the U.S. Federal Energy Regulatory Commission (the "FERC") issued a series of rules (Order Nos. 561 and 561-A) establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system, which allows or may require pipelines to make rate changes to track changes in the Producer Price Index for Finished Goods, minus one percent, became effective January 1, 1995. The FERC's decision in this matter was recently affirmed by the Court. The Company is not able at this time to predict the effects of Order Nos. 561 and 561-A, if any, on the transportation costs associated with oil production from the Company's oil producing operations.

     Federal Regulation of Sales and Transportation of Natural
Gas. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938 (the "NGA"), the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the FERC. In the past, the Federal government has regulated the prices at which gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the NGPA. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act (the "Decontrol Act"). The Decontrol Act removed all NGA and NGPA price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993.

     Several major regulatory changes have been implemented by the FERC from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies, which remain subject to the FERC's jurisdiction. These initiatives may also affect the intrastate transportation of gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the gas industry. The ultimate impact of these complex and overlapping rules and regulations, many of which are repeatedly subjected to judicial challenge and interpretation, cannot be predicted.

     Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, 636-B, and 636-C (collectively, "Order No. 636"), which, among other things, require interstate pipelines to "restructure" to provide transportation separate, or "unbundled," from the pipelines' sales of gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Order No. 636 has been implemented through negotiated settlements in individual pipeline service restructuring proceedings. In many instances, the result of Order No. 636 and related initiatives have been to substantially reduce or bring to an end the interstate pipelines' traditional roles as wholesalers of natural gas in favor of providing only storage and transportation services. The FERC has issued final orders in virtually all pipeline restructuring proceedings, and has completed a series of one year reviews to determine whether refinements are required regarding individual pipeline implementations of Order No. 636.

     Although Order No. 636 does not directly regulate natural gas producers such as the Company, the FERC has stated that Order No. 636 is intended to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company and its natural gas marketing efforts. The United States Court of Appeals for the District of Columbia Circuit (the "Court") recently issued its decision in the appeals of Order No. 636. The Court largely upheld the basic tenets of Order No. 636, including the requirements that interstate pipelines "unbundle" their sales of gas from transportation and that pipelines provide open-access transportation on a basis that is equal for all gas suppliers. The Court remanded five relatively narrow issues for further explanation by the FERC. In doing so, the Court made it clear that the FERC's existing rules on the remanded issues would remain in effect pending further consideration. The issues remanded for further action do not appear to materially affect the Company. A number of parties have appealed the Court's ruling to the United States Supreme Court and proceedings on the remanded issues are currently ongoing before the FERC following its issuance of Order No. 636-C in February 1997. It is not possible to predict what effect, if any, the ultimate outcome of this judicial review process will have on the Company. Although Order No. 636 could provide the Company with additional market access and more fairly applied transportation service rates, terms and conditions, it could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violations of those tolerances. The Company does not believe, however, that it will be affected by any action taken with respect to Order No. 636 materially differently than other natural gas producers and marketers with which it competes.

     The FERC issued a statement of policy and a request for comments concerning alternatives to its traditional cost-of-service rate making methodology. This policy statement articulates the criteria that the FERC will use to evaluate proposals to charge market-based rates for the transportation of natural gas. The policy statement also provides that the FERC will consider proposals for negotiated rates for individual shippers of natural gas, so long as a cost-of-service based rate is available. The FERC requested comments on whether it should allow gas pipelines the flexibility to negotiate the terms and conditions of transportation service with prospective shippers. The Company cannot predict what further action the FERC will take on these matters. However, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

     The FERC has announced its intention to re-examine certain of its transportation-related policies, including the appropriate manner in which interstate pipelines release transportation capacity under Order No. 636. While any resulting FERC action would affect the Company only indirectly, any new rules and policy statements may have the effect of enhancing competition in the natural gas markets by, among other things, encouraging non-producer natural gas marketers to engage in certain purchase and sale transactions. The Company cannot predict what action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

     The FERC has issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities after Order No. 636. While the FERC's policy statement on new construction cost recovery affects the Company only indirectly, the new policy, in its present form, should enhance competition in natural gas markets and facilitate construction of gas supply laterals. However, requests for rehearing of this policy statement are currently pending.

     The OCSLA requires that all pipelines operating on or across the OCS provide open-access, non-discriminatory service. Although the FERC has opted not to impose the regulations of Order No. 509, in which the FERC implemented the OCSLA, on gatherers and other non-jurisdictional entities, the FERC has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to service on the OCS.

     Through a series of orders, the FERC has indicated how it intends to regulate natural gas gathering facilities owned (or previously owned but either "spun down" to an affiliate or "spun off" to a nonaffiliate) by interstate pipeline companies after Order No. 636. As a general matter, gathering is exempt from the FERC's jurisdiction; however, the courts have held that where the gathering is performed by the interstate pipelines in association with the pipeline's jurisdictional transportation activities, the FERC retains regulatory control over the associated gathering services to prevent abuses. In respect of interstate pipeline-owned gathering, the FERC has approved the spin down or spin off by several interstate pipelines of their gathering facilities. These approvals were given despite the strong protests of a number of producers concerned that any diminution in FERC's oversight pipeline-related gathering services might result in a denial of open access or otherwise enhance the pipeline's monopoly power. While the FERC has stated that it will retain limited jurisdiction over such gathering facilities and will hear complaints concerning any denial of access, it is unclear what effect the FERC's new gathering policy will have on producers such as the Company and the Company cannot predict what further action the FERC will take on these matters. The new gathering policy thus far announced by the FERC does not address its jurisdiction over pipelines operating on or across the OCS pursuant to OCSLA. If the FERC were to apply Order No. 509 to gatherers in the OCS, eliminate the exemption of gathering lines, and redefine its jurisdiction over gathering lines, then these acts could result in a reduction in available pipeline space for existing offshore shippers, such as the Company.

     The FERC has issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. While the FERC's policy statement on new construction cost recovery affects the Company only indirectly, in its present form, the new policy should enhance competition in natural gas markets and facilitate construction of gas supply laterals. However, requests for rehearing of this policy statement are currently pending. In February 1997, the FERC also announced a broad inquiry into issues facing the natural gas industry to assist the FERC in establishing regulatory goals and priorities in the post-Order No. 636 environment.

     Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon the capital expenditures, earnings or competitive position of the Company.

     Environmental Regulations. The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations, which impose increasingly strict requirements, may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances, including naturally occurring radioactive materials, that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from the Company's operations. Legislation has been proposed in Congress from time to time that would reclassify certain oil and gas exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and cleanup requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Initiatives to further regulate the disposal of oil and gas wastes are also pending in certain states, and these various initiatives could have a similar impact on the Company. Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company.

     OPA and regulations thereunder impose a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil cleanup costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Even if applicable, the liability limits for offshore facilities require the responsible party to pay all removal costs, plus up to $75 million in other damages. Few defenses exist to the liability imposed by OPA.

     OPA imposes ongoing requirements on a responsible party, including the preparation of oil spill response plans and proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. As amended by the Coast Guard Authorization Act of 1996, OPA requires responsible parties for offshore facilities to provide financial assurance in the amount of $35 million to cover potential OPA liabilities. This amount can be increased up to $150 million if a formal risk assessment indicates that an amount higher than $35 million should be required. On March 25, 1997, the MMS promulgated a proposed rule implementing these OPA financial responsibility requirements. The Company does not anticipate that it will experience any difficulty in satisfying the MMS's requirements for demonstrating financial responsibility for its offshore facilities under the OPA amendments or the proposed rule.

     In 1996, the American Institute of Certified Public Accountants issued its SOP 96-1, which provides guidance on accounting for environmental remediation liabilities. SOP 96-1 interprets existing Financial Accounting Standards Board standards applicable to public companies. The Company will apply SOP 96-1 in 1997. The Company believes adoption of SOP 96-1 will not have a material adverse effect on its results of operations or financial position.

     The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Company may be potentially responsible for costs and liabilities associated with alleged releases of hazardous substances at three Superfund sites. See "Legal Proceedings -- Environmental."

     The Federal Water Pollution Control Act ("FWPCA") imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Permits must be obtained to discharge pollutants to waters and to conduct construction activities in waters and wetlands. The FWPCA and similar state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of pollutants and unauthorized discharges of reportable quantities of oil and other hazardous substances. Many state discharge regulations and the Federal National Pollutant Discharge Elimination System general permits prohibit the discharge of produced water and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry to coastal waters. Although the costs to comply with recently-enacted zero discharge mandates under federal or state law may be significant, the entire industry is expected to experience similar costs and the Company believes that these costs will not have a material adverse impact on the Company's financial condition and operations. In 1992, the EPA adopted regulations requiring certain oil and gas exploration and production facilities to obtain permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans but management does not expect these costs to have a material adverse effect on the Company.

EMPLOYEES

     At August 1, 1997, the Company had 81 full time employees. The Company believes that its relationships with its employees are satisfactory. None of the Company's employees are covered by a collective bargaining agreement. From time to time, the Company utilizes the services of independent contractors to perform various field and other services.

LEGAL PROCEEDINGS

     Environmental. In August 1989, TSPC, a wholly-owned subsidiary of the Company in liquidation, was advised by the EPA that it believed TSPC to be a PRP for the cleanup of three oil field waste disposal facilities located near Abbeville, Louisiana, which were included on CERCLA's National Priority List (the "Superfund List") by the EPA. In addition to TSPC, numerous other parties were named as potentially responsible for the cleanup of these sites. While the Company's records do not indicate that any drilling wastes generated by TSPC were disposed of at these sites, it is possible that one or more waste haulers contracted by TSPC may have disposed of wastes at these sites. Given the large number of PRPs at these sites and that the Company is a de minimis PRP at each site, management does not believe that any liability for these sites would materially adversely affect the financial condition of the Company. The three sites are (i) the D.L. Mud Site, (ii) the PAB Oil Site and (iii) the Gulf Coast Vacuum Services Site. The Company entered into a Settlement Agreement, dated September 16, 1996, with Dow Chemical Corporation, whose subsidiary is a current owner of the D.L. Mud Site, and the Company signed an EPA Consent Decree releasing the Company from any anticipated claims at the D. L. Mud Site. The Company also executed an EPA Consent Order, dated effective as of November 27, 1995, settling its potential liabilities at the PAB Oil Site. The Company declined the opportunity to enter into a similar order relative to the Gulf Coast Vacuum Site because the Company believes that its connection, if any, to said site is speculative.

     Other Proceedings. In December 1995, Goodrich Leasehold L.L.C. and Goodrich Drillers L.L.C. filed a civil action (No. 95-61313) in the 333rd Judicial District Court, Harris County, Texas, against the Company in an attempt to set aside a farmout agreement affecting portions of the West Flank of the Weeks Island Field in Iberia Parish, Louisiana. Management believes that this claim is without merit and intends to vigorously defend this action.

     The Company is also named as a defendant in certain lawsuits and is a party to certain regulatory proceedings arising in the ordinary course of business. Management does not expect these matters, individually or in the aggregate, to have a material adverse effect on the financial condition of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and titles of the directors and executive officers of the Company.

                NAME                   AGE                       POSITION
                ----                   ---                       --------
James H. Stone                         71     Chairman of the Board and Chief Executive
                                              Officer
Joe R. Klutts                          63     Vice Chairman of the Board
D. Peter Canty                         50     President, Chief Operating Officer and
                                              Director
Michael L. Finch                       42     Executive Vice President, Chief Financial
                                              Officer and Director
Phillip T. Lalande                     48     Vice President -- Engineering
James H. Prince                        55     Vice President, Chief Accounting Officer and
                                              Controller
Andrew L. Gates, III                   50     Secretary and General Counsel
E. J. Louviere                         48     Vice President -- Land
Craig L. Glassinger                    49     Vice President -- Acquisitions
David R. Voelker                       43     Director
John P. Laborde                        73     Director
Robert A. Bernhard                     68     Director
Raymond B. Gary                        68     Director
B. J. Duplantis                        58     Director

     The following biographies describe the business experience of the directors and executive officers of the Company.

     James H. Stone has served as Chairman of the Board and Chief Executive Officer of the Company since March 1993, and as Chairman of the Board of TSPC (the predecessor of the Company and now a wholly owned subsidiary of the Company which is being dissolved) since 1981 and served as President of TSPC from September 1992 to July 1993. Mr. Stone is a director of Newpark Resources, Inc. and is a member of the Advisory Committee of the St. Louis Rams Football Company.

     Joe R. Klutts has served as Vice Chairman of the Board since March 1994 and as a Director since March 1993. He has also served as a Director of TSPC since 1981. He served as President of the Company from March 1993 to February 1994, and as Executive Vice President -- Exploration and President of TSPC from 1981 to 1993 and from July 1993 to May 1994, respectively.

     D. Peter Canty served as an Executive Vice President of the Company from March 1993 to March 1994, when he was named President of the Company. He has also served as Chief Operating Officer and as a Director of the Company since March 1993. Mr. Canty was a Vice President and the Chief Geologist of TSPC from 1987 to May 1994, when he was named President of TSPC.

     Michael L. Finch has served as Executive Vice President, Chief Financial Officer and Director since March 1993. From 1988 through July 1993, he was a partner in the firm of Finch & Pierret, CPAs, which performed a substantial amount of financial reporting, tax compliance and financial advisory services for TSPC and its affiliates.

     Phillip T. Lalande has served as Vice President -- Engineering of the Company since March 1995. He served as the Company's Operations Manager from July 1993 to March 1995, and as a consulting engineer to TSPC from 1988 to July 1993.

     James H. Prince has served as Vice President, Chief Accounting Officer and Controller of the Company since March 1993 and as Vice President and Controller of TSPC since 1981, as Treasurer since 1989, as Secretary from 1989 to 1991 and as Assistant Secretary since 1992.

     Andrew L. Gates, III has served as Vice President -- Legal, Secretary and General Counsel of the Company since August 1995. Prior to joining Stone Energy in 1995, he was a partner in the law firm of Ottinger, Gates, Hebert & Sikes from 1987 to August 1995.

     E. J. Louviere has served as Vice President -- Land since June 1995. He served as the Land Manager of TSPC and the Company from July 1981 to June 1995.

     Craig L. Glassinger has served as Vice President -- Acquisitions of the Company since December 1995. He served TSPC and Stone Energy from October 1992 to December 1995 as Acquisitions Manager. Prior to joining TSPC, he was a division geologist for Forest Oil Corporation for approximately ten years.

     David R. Voelker has served as a Director of the Company since March 1993 and as a Director of TSPC since 1991. He is currently engaged in private investments. He was a partner of Johnson Rice & Company from 1989 to February 1994.

     John P. Laborde has served as a Director of the Company since May 1993. He is currently a consultant to Tidewater Inc. He served as Chief Executive Officer and Chairman of the Board of Tidewater Inc. from 1956 and 1968, respectively, to his retirement in October 1994. Mr. Laborde also served as President of Tidewater Inc. from 1958 to 1981 and from 1988 to his retirement. Mr. Laborde is currently a director of Tidewater Inc., American Bureau of Shipping and Stolt Comex Seaway, S.A.

     Robert A. Bernhard has served as a Director of the Company since May 1993. He has also served as Co-Chairman of Munn, Bernhard & Associates, Inc., an investment advisory firm, since 1990. Mr. Bernhard was formerly Chairman of Ichor Technology, Inc., a privately-held company that filed for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code in February 1993.

     Raymond B. Gary has served as a Director of the Company since May 1993. He has also served as an advisory director of Morgan Stanley & Co. Incorporated since his retirement as a managing director and partner of Morgan Stanley & Co. Incorporated in 1983.

     B. J. Duplantis has served as a Director of the Company since May 1993. He is a senior partner of the law firm Gordon, Arata, McCollam & Duplantis.

                              CERTAIN STOCKHOLDERS

     The following table sets forth as of August 11, 1997 certain information regarding the number of shares of Common Stock beneficially owned by (i) each director and executive officer of the Company and (ii) all directors and executive officers of the Company as a group, and the percentage of the outstanding shares of Common Stock that such shares represent.

                            NAME                              SHARES HELD    PERCENTAGE
                            ----                              -----------    ----------
  James H. Stone(1).........................................   1,617,815        10.8%
  David R. Voelker(2).......................................     721,153         4.8
  Joe R. Klutts.............................................     483,270         3.2
  Michael L. Finch..........................................     380,671         2.5
  D. Peter Canty(3).........................................     379,970         2.5
  James H. Prince...........................................     277,522         1.9
  Robert A. Bernhard(4).....................................     158,000         1.1
  Raymond B. Gary(5)........................................      54,259           *
  Phillip T. Lalande........................................      28,100           *
  John P. Laborde...........................................      17,000           *
  B. J. Duplantis...........................................      16,000           *
  E. J. Louviere............................................      15,300           *
  Andrew L. Gates, III......................................      10,100           *
  Craig L. Glassinger.......................................       9,100           *
  All directors and executive officers as a group...........   4,168,260        27.3%

---------------

 *  less than one percent

(1) Includes shares owned by two partnerships known as James H. Stone Interests and James H. Stone Interests II to which Mr. Stone disclaims any pecuniary interest with respect to 47,017 and 16,234 shares, respectively. Also includes 6,080 shares held by Mr. Stone as trustee for the benefit of his two minor children to which Mr. Stone disclaims any pecuniary interest.

(2) Includes 104,347 shares owned by the KGB Trust, of which Mr. Voelker is the sole trustee, 72,440 shares owned by two trusts for the benefit of Mr. Stone's minor children, of which Mr. Voelker is a trustee, and 479,570 shares owned by Frantzen/Investments, L.L.C. Mr. Voelker disclaims any pecuniary interest with respect to the shares owned by the trusts for the benefit of Mr. Stone's children.

(3) Includes 200 shares owned by Mr. Canty's wife.

(4) Includes 30,000 shares held by the Bernhard Trust "B" of which Mr. Bernhard is the trustee and a potential beneficiary, and 12,000 shares held by Mr. Bernhard's wife.

(5) Includes 20,000 shares owned by Mr. Gary's wife.

                      DESCRIPTION OF BANK CREDIT FACILITY

     On July 30, 1997, the Company executed its Third Amended and Restated Credit Agreement (the "Bank Credit Facility") with NationsBank as agent for a group of banks which includes NationsBank, First National Bank of Commerce, Hibernia National Bank and BankBoston, N.A. The total Bank Credit Facility amount is $150 million and is comprised of a three-year revolving credit loan and a term loan due on January 1, 1999. The current weighted average interest rate of the facility is 7.3% per annum. As of August 1, 1997, the total outstanding principal balance was $79.1 million and letters of credit totaling $6.5 million have been issued pursuant to the facility.

     The revolver provided for total availability of $100 million with a limitation on total outstanding borrowings based on a borrowing base amount established by the banks for the Company's oil and gas properties, which, at the time of the Offering, was $80 million. In connection with the Offering, the Company repaid all except $10 million of the revolving credit loan outstanding under the Bank Credit

Facility. The borrowing base was reduced to $55 million after the Offering and will be redetermined at year-end based on a revaluation of the Company's oil and gas properties. The Company may reborrow amounts available under the revolving credit portion of the Bank Credit Facility to fund the Company's ongoing capital expenditure program and for general working capital purposes. A commitment fee of 0.375% per annum is payable quarterly on the unused portion of the revolving commitment. The term loan of $50 million was established to finance the acquisition of the Vermilion Block 255 Field and certain development costs. All of the amounts outstanding under the term loan were paid in full with proceeds of the Offering, and the term loan is no longer available to the Company. See "Use of Proceeds."

     Under certain circumstances, the lenders under the Bank Credit Facility may require the facility to be secured by the oil and gas properties of the Company. The Bank Credit Facility requires the Company to comply with various customary covenants including, but not limited to, negative covenants regarding (i) liens,
(ii) debt, guaranties and other obligations, (iii) mergers and consolidations,
(iv) asset sales and (v) speculative hedging. Events of default under the Bank Credit Facility include (i) failure to make payments under the Bank Credit Facility, (ii) false representations and warranties, (iii) breach of certain covenants, (iv) failure to make payments on other debt of the Company in the amount of $500,000 or more and (vi) a change of control of the Company. Upon the occurrence of such a default, the obligations of the Company may be accelerated by the lenders under the Bank Credit Facility. The Bank Credit Facility includes provisions for optional repayment, and for mandatory repayment of term advances with the proceeds of any debt issuance by the Company.

                               THE EXCHANGE OFFER

GENERAL

     In connection with the sale of the Old Notes, the purchasers thereof became entitled to the benefits of certain registration rights under the Registration Agreement. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Agreement. See "Exchange Offer; Registration Rights."

     For each $1,000 principal amount of Old Notes surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Notes will receive $1,000 principal amount of Exchange Notes. Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes properly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in integral multiples of $1,000 principal amount.

     Under existing interpretations of the staff of the SEC, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1989), the Morgan Stanley Letter and Mary Kay Cosmetics, Inc., SEC No-Action Letter (available June 5, 1991), the Company believes that the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act by the respective holders thereof (other than a "Restricted Holder," being (i) a broker-dealer who purchased Old Notes exchanged for such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder is not participating in, and has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of such Exchange Notes. Eligible holders wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes could not rely on the interpretation by the staff of the SEC enunciated in the Morgan Stanley Letter and similar no-action letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     Each holder of Old Notes who wishes to exchange Old Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including that (i) it is neither an affiliate of the Company nor a broker-dealer tendering Old Notes acquired directly from the Company for its own account, (ii) any Exchange Notes to be received by it are being acquired in the ordinary course of its business and (iii) it is not participating in, and it has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of the Exchange Notes. Each broker-dealer (a "Participating Broker-Dealer") that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." The staff of the SEC has taken the position in no-action letters issued to third parties including Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of Old Notes) with this Prospectus, as it may be amended or supplemented from time to time. Under the Registration Agreement, the Company is required to allow Participating Broker-Dealers to use this Prospectus, as it may be amended or supplemented from time to time, in connection with the resale of such Exchange Notes. See "Plan of Distribution."

     The Exchange Offer shall be deemed to have been consummated upon the earlier to occur of (i) the Company having exchanged Exchange Notes for all outstanding Old Notes (other than Old Notes held by a Restricted Holder) pursuant to the Exchange Offer and (ii) the Company having exchanged, pursuant to the Exchange Offer, Exchange Notes for all Old Notes that have been tendered and not withdrawn on the date that is 30 days following the commencement of the Exchange Offer. In such event, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act.

     As of the date of this Prospectus, $100,000,000 aggregate principal amount of Old Notes are issued and outstanding. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes to be eligible for trading in The Portal Market, the National Association of Securities Dealers' screen based, automated market trading of securities eligible for resale under Rule 144A.

     The Company shall be deemed to have accepted for exchange validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. See "-- Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving Exchange Notes from the Company and delivering Exchange Notes to such holders. If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date. Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses."

     This Prospectus, together with the accompanying Letter of Transmittal, is being sent to all registered holders as of the date of this Prospectus.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean             , 1997 unless the
Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended. In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the

Exchange Offer for a specified period of time. The Company reserves the right
(i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "-- Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment. Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest payable semi-annually on March 15 and September 15 of each year, commencing March 15, 1998. Holders of Exchange Notes of record on March 1, 1998 will receive interest on March 15, 1998 from the date of issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old Notes from the date of issuance of the Old Notes, September 19, 1997, to the date of exchange thereof. Consequently, assuming the Exchange Offer is consummated prior to the record date in respect of the March 15, 1998 interest payment for the Old Notes, holders who exchange their Old Notes for Exchange Notes will receive the same interest payment on March 15, 1998 that they would have received had they not accepted the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

PROCEDURES FOR TENDERING

     To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, or an Agent's Message, together with the Old Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) the certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent along with an Agent's Message prior to the Expiration Date or
(iii) the Holder must comply with the guaranteed delivery procedures described below. The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering Old Notes which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

     The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Old Notes should be sent to the Company. Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed stock power from the registered holder.

     Any beneficial holder whose Old Notes are registered in the name of such holder's broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on behalf of the registered holder. If such beneficial holder wishes to tender directly, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time. If the Letter of Transmittal is signed by the record holder(s) of the Old Notes tendered thereby, the signature must correspond with the name(s) written on the face of the Old Notes without alteration, enlargement or any change whatsoever. If the Letter of Transmittal is signed by a participant in Depositary Trust Company ("DTC"), the signature must correspond with the name as it appears on the security position listing as the holder of the Old Notes. Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder (or by a participant in DTC whose name appears on a security position listing as the owner) who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal and the Exchange Notes are being issued directly to such registered holder (or deposited into the participant's account at DTC) or
(ii) for the account of an Eligible Institution. If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes. If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     A tender will be deemed to have been received as of the date when the tendering holder's duly signed Letter of Transmittal accompanied by Old Notes (or a timely confirmation received of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC with an Agent's Message) or a Notice of Guaranteed Delivery from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery by an Eligible Institution will be made only against delivery of the Letter of Transmittal (and any other required documents) and the tendered Old Notes (or a timely confirmation received of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC with an Agent's Message) with the Exchange Agent.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any conditions of the Exchange Offer or defects or irregularities in tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date. In addition, the Company reserves the right in its sole discretion to (i) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "-- Termination," to terminate the Exchange Offer and (ii) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will establish an account with respect to the Old Notes at DTC within two business days after the date of this Prospectus, and any financial institution which is a participant in DTC may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an Agent's Message must be transmitted to and received by the Exchange Agent on or prior to the Expiration Date at one of its addresses set forth below under "-- Exchange Agent", or the guaranteed delivery procedure described below must be complied with. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. All references in this Prospectus to deposit or delivery of Old Notes shall be deemed to include DTC's book-entry delivery method.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis and deliver an Agent's Message, may effect a tender if: (i) the tender is made by or through an Eligible Institution; (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the registration number or numbers of such Old Notes (if applicable), and the total principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal, together with the Old Notes in proper form for transfer (or a confirmation of a book-entry transfer into the Exchange Agent's account at DTC with an Agent's Message) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and (iii) such properly completed and executed Letter of Transmittal, together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation of such a book-entry transfer) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, certain terms and conditions which are summarized below and are part of the Exchange Offer.

     Each holder who participates in the Exchange Offer will be required to represent that any Exchange Notes received by it will be acquired in the ordinary course of its business, that such holder is not participating in, and has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of the Exchange Notes, and that such holder is not a Restricted Holder.

     Old Notes tendered in exchange for Exchange Notes (or a timely confirmation of a book-entry transfer of such Old Notes into the Exchange Agent's account at
DTC) must be received by the Exchange Agent, with the Letter of Transmittal or an Agent's Message and any other required documents, by the Expiration Date or within the time periods set forth above pursuant to a Notice of Guaranteed Delivery from an Eligible Institution. Each holder tendering the Old Notes for exchange sells, assigns and transfers the Old Notes to the Exchange Agent, as agent of the Company, and irrevocably constitutes and appoints the Exchange Agent as the holder's agent and attorney-in-fact to cause the Old Notes to be transferred and exchanged. The holder warrants that it has full power and authority to tender, exchange, sell, assign and transfer the Old Notes and to acquire the Exchange Notes issuable upon the exchange of such tendered Old Notes, that the Exchange Agent, as agent of the Company, will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances, and that the Old Notes tendered for exchange are not subject to any adverse claims when accepted by the Exchange Agent, as agent of the Company. The holder also warrants and agrees that it will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the Old Notes. All authority conferred or agreed to be conferred in the Letter of Transmittal by the holder will survive the death, incapacity or dissolution of the holder and any obligation of the holder shall be binding upon the heirs, personal representatives, successors and assigns of such holder.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange. To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including, if applicable, the registration number or numbers and total principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender, (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor and (v) if applicable because the Old Notes have been tendered pursuant to the book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different than that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

TERMINATION

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange any Old Notes not theretofore accepted for exchange, and may terminate the Exchange

Offer if it determines that the Exchange Offer violates any applicable law or interpretation of the staff of the SEC.

     If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period. Holders of Old Notes will have certain rights against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer.

EXCHANGE AGENT

     Texas Commerce Bank National Association, the trustee under the Indenture, has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

By Mail:                                    By Hand or Overnight Courier:
Texas Commerce Bank National Association    Texas Commerce Bank National Association
Corporate Trust Services                    Corporate Trust Services
P.O. Box 2320                               1201 Main Street, 18th Floor
Dallas, Texas 75221-2320                    Dallas, Texas 75202

Facsimile Transmission: (214) 672-5746
Confirm by Telephone: (214) 672-5125
                         (800) 275-2048

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph or telephone. The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

     The other expenses incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company. The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, Exchange Notes or Old Notes not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder.

If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     No gain or loss for accounting purposes will be recognized by the Company upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the Exchange Notes under generally accepted accounting principles.

                            DESCRIPTION OF THE NOTES

     The Exchange Notes will be issued and the Old Notes were issued under an indenture (the "Indenture") to be entered into among the Company and Texas Commerce Bank National Association, as trustee (the "Trustee").

     The terms of the Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "1939 Act"). The following summary of certain terms and provisions of the Notes and the Indenture does not purport to be complete and is qualified in its entirety by reference to the 1939 Act, the Notes and the Indenture. A copy of the Indenture and the form of Notes are available upon request to the Company at the address set forth below under "Available Information."

     The Indenture provides for the issuance of up to $100.0 million of Old Notes and additional Notes (as part of the same or an additional series) in an aggregate principal amount of not more than $50.0 million. All the Notes will be identical in all respects other than issue price and issuance date.

     The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions." Capitalized terms used in this summary and not otherwise defined below have the meanings assigned to them in the Indenture. For purposes of this "Description of the Notes," references to the "Company" shall mean Stone Energy Corporation, excluding its subsidiaries.

GENERAL

     The Notes will mature on September 15, 2007, and will be limited to an aggregate principal amount of $150.0 million. The Old Notes were issued in an aggregate principal amount of $100.0 million. The Old Notes bear interest at 8 3/4% per annum from September 19, 1997, or from the most recent interest payment date to which interest has been paid, payable semiannually on March 15 and September 15 of each year, beginning on March 15, 1998, to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the immediately preceding March 1 or September 1, as the case may be. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal of, premium, if any, on and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at an office or agency of the Company, one of which will be maintained for such purpose in The City of New York (which initially will be an office of the Trustee) or such other office or agency permitted under the Indenture. At the option of the Company, payment of interest may be made by check mailed to the person entitled thereto as shown on the Security Register. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

     The interest rate on the Notes is subject to increase in certain circumstances (such additional interest being referred to as "Special Interest") if the Company does not file a registration statement relating to the Exchange Offer on a timely basis, if such registration statement is not declared effective on a timely basis or if certain other conditions are not satisfied, all as further described under "Exchange Offer; Registration Rights." All references herein to interest shall include such Special Interest, if appropriate.

     Under the circumstances described below, the obligations of the Company under the Notes will in the future be unconditionally guaranteed on an unsecured senior subordinated basis by Restricted Subsidiaries of the Company. See
"-- Subsidiary Guaranties."

SUBORDINATION

     The Notes are unsecured senior subordinated obligations of the Company. The payment of the principal of, premium, if any, on and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the payment when due of all Senior Indebtedness of the Company. The Notes rank subordinate in right of payment to all existing and future Senior Indebtedness of the Company, pari passu with any future Pari Passu Indebtedness of the Company and senior to any future Subordinated

Indebtedness of the Company. The Subsidiary Guaranty of any Subsidiary Guarantor will rank subordinate in right of payment to all existing and future Senior Indebtedness of such Subsidiary Guarantor, pari passu with any future Pari Passu Indebtedness of such Subsidiary Guarantor and senior to any future Subordinated Indebtedness of such Subsidiary Guarantor.

     In connection with the Offering, the Company repaid all except $10 million of the revolving credit loan outstanding under the Bank Credit Facility. The borrowing base was reduced to $55 million after the Offering and will be redetermined at year-end based on a revaluation of the Company's oil and gas properties. An additional $3.0 million of other Senior Indebtedness is outstanding. Borrowings under the Bank Credit Facility constitute Senior Indebtedness. As of such date, the Company would have had no outstanding Pari Passu Indebtedness or Subordinated Indebtedness (other than the Old Notes). Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and its Restricted Subsidiaries may incur, the amounts of such Indebtedness could be substantial and such Indebtedness may be Senior Indebtedness or Pari Passu Indebtedness. In addition, the Subsidiary Guaranties could be effectively subordinated to all the obligations of any Subsidiary Guarantors under certain circumstances. The Notes and any Subsidiary Guaranties will also be effectively subordinated to any secured debt of the Company and the Subsidiary Guarantors that is not otherwise Senior Indebtedness. See "-- Certain Covenants -- Limitation on Indebtedness," "Risk
Factors -- Subordination of Notes" and "-- Fraudulent Conveyance Considerations Relating to Future Subsidiary Guaranties" and "Description of Bank Credit Facility."

     The Company may not pay principal of, premium, if any, on or interest on, the Notes or make any deposit pursuant to the provisions of the Indenture described under "-- Defeasance and Covenant Defeasance" and may not repurchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if (i) any principal, premium, interest or other amounts due in respect of any Senior Indebtedness of the Company is not paid within any applicable grace period (including at maturity) or (ii) any other default on Senior Indebtedness of the Company occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full; provided, however, that the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of each issue of Designated Senior Indebtedness. During the continuance of any default (other than a default described in clause (i) or clause (ii) of the preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration), the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Company and the Trustee of written notice of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period (a "Payment Blockage Notice") and ending 179 days after receipt of such notice by the Company and the Trustee unless earlier terminated (a) by written notice to the Company and the Trustee from the Representative which gave such Payment Blockage Notice, (b) because such default is no longer continuing or (c) because such Designated Senior Indebtedness has been repaid in full. Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness and not rescinded such acceleration, the Company may (unless otherwise prohibited as described in the first sentence of this paragraph) resume payments on the Notes after the end of such Payment Blockage Period. No more than one Payment Blockage Notice may be given in any consecutive 360-day period regardless of the number of defaults with respect to one or more issues of Senior Indebtedness.

     Upon any payment or distribution of the assets of the Company upon a total or partial liquidation, dissolution or winding up of the Company or in a bankruptcy, reorganization, insolvency, receivership, or similar proceeding relating to the Company or its property, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash before the Holders of the Notes are entitled to receive any payment of principal of, or premium, if any, or interest on, the Notes. In addition, until the

Senior Indebtedness of the Company is paid in full, any distribution made by or on behalf of the Company to which Holders of Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness of the Company, except that Holders of Notes may receive and retain shares of stock and any debt securities that are subordinated to all Senior Indebtedness of the Company to at least the same extent as the Notes.

     The Subsidiary Guaranty of any Subsidiary Guarantor will be subordinated to Senior Indebtedness of such Subsidiary Guarantor to the same extent and in the same manner as the Notes are subordinated to Senior Indebtedness of the Company.

     The Indenture provides that the subordination provisions of the Indenture applicable to the Notes and any Subsidiary Guaranties may not be amended, waived or modified in a manner that would adversely affect the rights of the holders of any Designated Senior Indebtedness unless the holders of such Indebtedness consent in writing (in accordance with the provisions of such Indebtedness) to such amendment, waiver or modification.

SUBSIDIARY GUARANTIES

     Under the circumstances described below under "-- Certain
Covenants -- Future Subsidiary Guarantors," the Company's payment obligations under the Notes will in the future be jointly and severally guaranteed by one or more Subsidiary Guarantors. The Subsidiary Guaranty of any Subsidiary Guarantor will be an unsecured senior subordinated obligation of such Subsidiary Guarantor. See "-- Subordination."

     Certain mergers, consolidations and dispositions of Property may result in the addition of additional Subsidiary Guarantors or the release of Subsidiary Guarantors. See "-- Certain Covenants -- Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries" and "-- Merger, Consolidation and Sale of Substantially All Assets." In addition, any Subsidiary Guarantor that is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture shall be released from and relieved of its obligations under its Subsidiary Guaranty upon execution and delivery of a supplemental indenture satisfactory to the Trustee.

     Each of the Company and any Subsidiary Guarantors will agree to contribute to any other Subsidiary Guarantor which makes payments pursuant to its Subsidiary Guaranty an amount equal to the Company's or such Subsidiary Guarantor's proportionate share of such payment, based on the net worth of the Company or such Subsidiary Guarantor relative to the aggregate net worth of the Company and the Subsidiary Guarantors.

OPTIONAL REDEMPTION

     Except as provided in the next succeeding paragraph, the Notes are not redeemable prior to September 15, 2002. At any time on or after September 15, 2002, the Notes are redeemable at the option of the Company, in whole or in part (equal to $1,000 in principal amount or an integral multiple thereof), on not less than 30 nor more than 60 days' prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on September 15 of the years indicated below:

                                                   REDEMPTION
                     YEAR                            PRICE
-----------------------------------------------    ----------
2002...........................................     104.375%
2003...........................................     102.917%
2004...........................................     101.458%
2005 and thereafter............................     100.000%

     Notwithstanding the foregoing, prior to September 15, 2000 the Company may, at any time or from time to time, redeem up to 33 1/3% of the aggregate principal amount of the Notes originally issued at a redemption price of 108.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net proceeds of one or more Equity Offerings of the Company, provided that at least 66 2/3% of the aggregate principal amount of the Notes originally issued remains outstanding after the occurrence of such redemption and provided, further, that such redemption shall occur not later than 90 days after the date of the closing of any such Equity Offering. The redemption shall be made in accordance with procedures set forth in the Indenture.

     If less than all the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

SINKING FUND

     There will be no mandatory sinking fund payments for the Notes.

REPURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder of Notes shall have the right to require the Company to repurchase all or any part (equal to $1,000 in principal amount or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date (the "Change of Control Payment").

     Within 30 days following any Change of Control, the Company shall mail a notice to each Holder stating, among other things: (i) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the Indenture and that all Notes (or portions thereof) properly tendered will be accepted for payment; (ii) the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, no fewer than 30 days nor more than 60 days from the date the Company mails such notice (the "Change of Control Payment Date"); (iii) that any Note (or portion thereof) accepted for payment (and duly paid on the Change of Control Payment Date) pursuant to the Change of Control Offer shall cease to accrue interest on the Change of Control Payment Date; (iv) that any Notes (or portions thereof) not properly tendered will continue to accrue interest; (v) a description of the transaction or transactions constituting the Change of Control; (vi) the procedures that Holders of Notes must follow in order to tender their Notes (or portions thereof) for payment and the procedures that Holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment; and (vii) all other instructions and materials necessary to enable Holders to tender Notes pursuant to the Change of Control Offer.

     The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Change of Control Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

     If a Change of Control were to occur, there can be no assurance that the Company and any Subsidiary Guarantors would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for all Notes tendered by the Holders thereof. In addition, as of the Issue Date the existing Bank Credit Facility will, and any future Bank Credit Facilities or other agreements relating to indebtedness (including Senior Indebtedness or Pari Passu Indebtedness) to which the Company or any Subsidiary Guarantor becomes a party may, contain restrictions on the purchase of Notes. If a Change of

Control occurs at a time when the Company and any Subsidiary Guarantors are unable to purchase the Notes (due to insufficient financial resources, contractual prohibition or otherwise), such failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under the existing Bank Credit Facility and may constitute a default under the terms of any other Indebtedness of the Company or any Subsidiary Guarantors then outstanding. In such circumstances, the subordination provisions in the Indenture would likely prohibit payments to Holders of Notes. The provisions under the Indenture related to the Company's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified (at any time prior to the occurrence of such Change of Control) with the written consent of the Holders of a majority in principal amount of the Notes. See "-- Subordination."

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     A "Change of Control" shall be deemed to occur if (i) any "person" or "group" (within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person will be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of 50 percent or more of the total voting power of all classes of the Voting Stock of the Company or currently exercisable warrants or options to acquire such Voting Stock, (ii) the sale, lease, conveyance or transfer of all or substantially all the assets of the Company and the Restricted Subsidiaries taken as a whole (other than to any Wholly Owned Subsidiary) shall have occurred, (iii) the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company, (iv) the Company consolidates with or merges into another Person (other than one or more Permitted Holders) or any Person (other than one or more Permitted Holders) consolidates with or merges into the Company in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other property, other than any such transaction where (a) the outstanding Voting Stock of the Company is reclassified into or exchanged for Voting Stock of the surviving corporation that is Capital Stock and (b) either (x) the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving corporation immediately after such transaction in substantially the same proportion as before the transaction or (y) within 25 days after the closing of any such transaction both Moody's and S&P shall have expressly affirmed credit ratings for the Notes (after giving effect to such transaction) that are as high or higher than the highest such ratings for the Notes given by such services, respectively, at any time during the 90 days immediately prior to the public announcement of such transaction and such expressly affirmed ratings are at least "Ba3" from Moody's and "BB" from S&P or
(v) during any period of two consecutive years, individuals who at the beginning of such period constituted the Company's Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors then in office. "Permitted Holders" means James H. Stone, D. Peter Canty, Michael L. Finch and Joe R. Klutts and their respective estates, spouses, ancestors, and lineal descendants, the legal representatives of any of the foregoing and the trustees of any bona fide trusts of which the foregoing are the sole beneficiaries or the grantors, or any Person of which the foregoing "beneficially owns" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) voting securities representing at least 66 2/3% of the total voting power of all classes of Voting Stock of such Person (exclusive of any matters as to which class voting rights exist).

     The definition of Change of Control includes a phrase relating to the sale, lease, conveyance or transfer of "all or substantially all" the Company's assets. The Indenture will be governed by New York law, and there is no established quantitative definition under New York law of "substantially all" the assets of a corporation. Accordingly, if the Company and any Subsidiary Guarantors were to engage in a transaction in which they disposed of less than all the assets of the Company and any Subsidiary Guarantors taken as a whole, a question of interpretation could arise as to whether such disposition was of "substantially all" their assets and whether the Company was required to make a Change of Control Offer.

     Except as described above with respect to a Change of Control, the Indenture does not contain any other provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

BOOK-ENTRY SYSTEM

     The Notes will initially be issued in the form of one or more Global Securities held in book-entry form. The Notes will be deposited with the Trustee as custodian for The Depository Trust Company (the "Depository"), and the Depository or its nominee will initially be the sole registered holder of the Notes for all purposes under the Indenture. Except as set forth below, a Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository.

     Upon the issuance of a Global Security, the Depository or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interests represented by such Global Security purchased by such persons in the Offering. Such accounts shall initially be designated by the Initial Purchasers with respect to Notes placed by the Initial Purchasers for the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository ("participants") or persons that may hold interests through participants. Any Person acquiring an interest in a Global Security through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Cedel or Euroclear. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     Payment of principal of, premium, if any, on and interest on Notes represented by any such Global Security will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole Holder of the Notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any agent of the Company or the Initial Purchasers will have any responsibility or liability for any aspect of the Depository's reports relating to or payments made on account of beneficial ownership interests in a Global Security representing any Notes or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

     The Company has been advised by the Depository that upon receipt of any payment of principal of, premium, if any, on or interest on any Global Security, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security, as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     So long as the Depository or its nominee is the registered owner or holder of such Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for the purposes of receiving payment on the Notes, receiving notices and for all other purposes under the Indenture and the Notes. Beneficial interests in Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided above, owners of beneficial interests in a Global Security will not be entitled to and will not be considered the holders of such Global Security for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action that a Holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     The Depository has advised the Company that it will take any action permitted to be taken by a Holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account with the Depository interests in a Global Security are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction.

     The Depository has advised the Company that the Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CERTIFICATED NOTES

     The Notes represented by a Global Security are exchangeable for certificated Notes only if (i) the Depository notifies the Company that it is unwilling or unable to continue as a depository for such Global Security or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, (ii) the Company executes and delivers to the Trustee a notice that such Global Security shall be so transferable, registrable and exchangeable, and such transfer shall be registrable, or (iii) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes represented by such Global Security. Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated Notes in authorized denominations and registered in such names as the Depository or its nominee holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of the Depository or its nominee. If a Global Security becomes exchangeable for certificated Notes, (i) certificated Notes will be issued only in fully registered form in denominations of $1,000 or an integral multiple thereof, (ii) payment of principal of, and premium, any repurchase price and interest on, the certificated Notes will be payable, and the transfer of the certificated Notes will be registrable, at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any issuance of the certificated Notes, although the Company may require payment of a sum sufficient to cover any transfer tax, assessment or similar governmental charge imposed in connection therewith. In addition, such certificates will bear the legend referred to under "Notice to Investors" (unless the Company determines otherwise in accordance with applicable law) subject, with respect to such Notes, to the provisions of such legend.

CERTAIN COVENANTS

     Limitation on Indebtedness. The Indenture provides that the Company will not, and it will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness unless, after giving pro forma effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds thereof, no Default or Event of Default would occur as a consequence of, or be continuing following, such Incurrence and application and either (a) after giving pro forma effect to such Incurrence and application, the Consolidated Interest Coverage Ratio would exceed 2.5 to 1.0 or (b) such Indebtedness is Permitted Indebtedness.

     "Permitted Indebtedness" means any and all of the following: (i) Indebtedness arising under the Indenture with respect to the Offered Notes and any Subsidiary Guaranties relating thereto; (ii) Indebtedness under the Bank Credit Facilities, provided that the aggregate principal amount of all Indebtedness under the Bank Credit Facilities, together with all Indebtedness Incurred pursuant to clause (x) of this paragraph in respect of Indebtedness previously Incurred pursuant to this clause (ii), at any one time outstanding does not exceed the greater of (a) $100.0 million, which amount shall be permanently reduced by the amount of Net Available Cash from Asset Sales used to permanently repay Indebtedness under the Bank Credit Facilities and not subsequently reinvested in Additional Assets or used to permanently reduce other Indebtedness to the extent permitted pursuant to the provisions of the Indenture described under "-- Limitation on Asset Sales," and (b) an amount equal to the sum of (1) $25.0 million and (2) 20.0% of Adjusted Consolidated Net Tangible Assets determined as of the date of the Incurrence of such Indebtedness; (iii) Indebtedness to the Company or any Wholly Owned Subsidiary by any of its Restricted Subsidiaries or Indebtedness of the Company to any of its Wholly Owned Subsidiaries (but only so long as such Indebtedness is held by the Company or a Wholly Owned Subsidiary); (iv) Indebtedness in respect of bid, performance, reimbursement or surety obligations issued by or for the account of the Company or any Restricted Subsidiary in the ordinary course of business, including guaranties and letters of credit functioning as or supporting such bid, performance, reimbursement or surety obligations (in each case other than for an obligation for money borrowed); (v) Indebtedness under Permitted Hedging Agreements; (vi) in-kind obligations relating to oil or gas balancing positions arising in the ordinary course of business; (vii) Indebtedness outstanding on the Issue Date not otherwise permitted in clauses (i) through (vi) above; (viii) Non-recourse Purchase Money Indebtedness; (ix) Indebtedness not otherwise permitted to be Incurred pursuant to this paragraph (excluding any Indebtedness Incurred pursuant to clause (a) of the immediately preceding paragraph), provided that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (ix), together with all Indebtedness Incurred pursuant to clause (x) of this paragraph in respect of Indebtedness previously Incurred pursuant to this clause (ix), at any one time outstanding does not exceed $30.0 million, (x) Indebtedness Incurred in exchange for, or the proceeds of which are used to refinance, (a) Indebtedness referred to in clauses (i), (ii), (vii),
(viii) and (ix) of this paragraph (including Indebtedness previously Incurred pursuant to this clause (x)) and (b) Indebtedness Incurred pursuant to clause
(a) of the immediately preceding paragraph, provided that, in the case of each of the foregoing clauses (a) and (b), such Indebtedness is Permitted Refinancing Indebtedness; and (xi) Indebtedness consisting of obligations in respect of purchase price adjustments, indemnities or Guarantees of the same or similar matters in connection with the acquisition or disposition of Property.

     Limitation on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, create, Incur, assume or suffer to exist any Lien on or with respect to any Property of the Company or such Restricted Subsidiary, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, unless the Notes or any Subsidiary Guaranty of such Restricted Subsidiary are secured equally and ratably with (or prior to) any and all other obligations secured by such Lien, except that the Company and its Restricted Subsidiaries may enter into, create, Incur, assume or suffer to exist Liens securing Senior Indebtedness and Permitted Liens.

     Limitation on Restricted Payments.

     (a) The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if, at the time of and after giving effect to the proposed Restricted Payment, (i) any Default or Event of Default would have occurred and be continuing, (ii) the Company could not Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph under "-- Limitation on Indebtedness" or (iii) the aggregate amount expended or declared for all Restricted Payments from the Issue Date would exceed the sum (without duplication) of the following:

          (A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis commencing on the last day of the fiscal quarter immediately preceding the Issue Date, and ending on the last day of the fiscal quarter ending on or immediately preceding the date of such proposed Restricted Payment (or, if such aggregate Consolidated Net Income shall be a loss, minus 100% of such loss), plus

          (B) the aggregate net cash proceeds, or the Fair Market Value of Property other than cash, received by the Company on or after the Issue Date from the issuance or sale (other than to a Subsidiary of the Company) of Capital Stock of the Company or any options, warrants or rights to purchase Capital Stock of the Company, plus

          (C) the aggregate net cash proceeds, or the Fair Market Value of Property other than cash, received by the Company as capital contributions to the Company (other than from a Subsidiary of the Company) on or after the Issue Date, plus

          (D) the aggregate net cash proceeds received by the Company from the issuance or sale (other than to any Subsidiary of the Company) on or after the Issue Date of convertible Indebtedness that has been converted into or exchanged for Capital Stock of the Company, together with the aggregate cash received by the Company at the time of such conversion or exchange or received by the Company from any conversion or exchange of convertible Senior Indebtedness or convertible Pari Passu Indebtedness issued or sold (other than to any Subsidiary of the Company) prior to the Issue Date, plus

          (E) to the extent not otherwise included in the Company's Consolidated Net Income, an amount equal to the net reduction in Investments made by the Company and its Restricted Subsidiaries subsequent to the Issue Date in any Person resulting from (1) payments of interest on debt, dividends, repayments of loans or advances or other transfers or distributions of Property, in each case to the Company or any Restricted Subsidiary from any Person other than the Company or a Restricted Subsidiary, and in an amount not to exceed the book value of such Investments previously made in such Person that were treated as Restricted Payments, or (2) the designation of any Unrestricted Subsidiary as a Restricted Subsidiary, and in an amount not to exceed the lesser of (x) the book value of all Investments previously made in such Unrestricted Subsidiary that were treated as Restricted Payments and (y) the Fair Market Value of such Unrestricted Subsidiary, plus

          (F) $15.0 million.

     (b) The limitations set forth in paragraph (a) above will not prevent the Company or any Restricted Subsidiary from making the following Restricted Payments so long as, at the time thereof, no Default or

Event of Default shall have occurred and be continuing (except in the case of clause (i) below under which the payment of a dividend is permitted):

          (i) the payment of any dividend on Capital Stock or Redeemable Stock of the Company or any Restricted Subsidiary within 60 days after the declaration thereof, if at such declaration date such dividend could have been paid in compliance with paragraph (a) above;

          (ii) the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Subsidiaries held by any current or former officers, directors or employees of the Company or any of its Subsidiaries pursuant to the terms of agreements (including employment agreements) or plans approved by the Company's Board of Directors, including any such repurchase, redemption, acquisition or retirement of shares of such Capital Stock that is deemed to occur upon the exercise of stock options or similar rights if such shares represent all or a portion of the exercise price or are surrendered in connection with satisfying Federal income tax obligations; provided, however, that the aggregate amount of such repurchases, redemptions, acquisitions and retirements shall not exceed the sum of (a) $1.0 million in any twelve-month period and (b) the aggregate net proceeds, if any, received by the Company during such twelve-month period from any issuance of such Capital Stock pursuant to such agreements or plans;

          (iii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock or Redeemable Stock of the Company or any Restricted Subsidiary, in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent issuance and sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries, for the benefit of their employees) of Capital Stock of the Company;

          (iv) the making of any principal payment on or the repurchase, redemption, legal defeasance or other acquisition or retirement for value, prior to any scheduled principal payment, scheduled sinking fund payment or maturity, of any Subordinated Indebtedness (other than Redeemable Stock) in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent issuance and sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries, for the benefit of their employees) of Capital Stock of the Company;

          (v) the making of any principal payment on or the repurchase, redemption, legal defeasance or other acquisition or retirement for value of Subordinated Indebtedness in exchange for, or out of the aggregate net cash proceeds of a substantially concurrent Incurrence (other than a sale to a Subsidiary of the Company) of Subordinated Indebtedness so long as such new Indebtedness is Permitted Refinancing Indebtedness and (A) has an Average Life that is longer than the Average Life of the Notes and (B) has a Stated Maturity for its final scheduled principal payment that is more than one year after the Stated Maturity of the final scheduled principal payment of the Notes; and

          (vi) loans made to officers, directors or employees of the Company or any Restricted Subsidiary approved by the Board of Directors (or a duly authorized officer), the net cash proceeds of which are used solely (A) to purchase common stock of the Company in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the exercise price of such stock options or (B) to refinance loans, together with accrued interest thereon, made pursuant to item (A) of this clause (vi).

The actions described in clauses (i) and (ii) of this paragraph (b) shall be included in the calculation of the amount of Restricted Payments. The actions described in clauses (iii), (iv), (v) and (vi) of this paragraph (b) shall be excluded in the calculation of the amount of Restricted Payments, provided that the net cash proceeds from any issuance or sale of Capital Stock of the Company pursuant to such clause (iii), (iv) or (vi) shall be excluded from any calculations pursuant to clause (B) or (C) under the immediately preceding paragraph (a).

     Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries. The Indenture provides that the Company will not (i) permit any Restricted Subsidiary to sell or otherwise issue any Capital Stock other than to the Company or one of its Wholly Owned Subsidiaries or (ii) permit any Person other than the Company or a Wholly Owned Subsidiary to own any Capital Stock or of any other Restricted Subsidiary, except, in each case, for (a) directors' qualifying shares, (b) the Capital Stock of a Restricted Subsidiary owned by a Person at the time such Restricted Subsidiary became a Restricted Subsidiary or acquired by such Person in connection with the formation of such Restricted Subsidiary, or transfers thereof, or (c) a sale of all the Capital Stock of a Restricted Subsidiary owned by the Company or its Subsidiaries effected in accordance with the provisions of the Indenture described under "-- Limitation on Asset Sales." In the event of the consummation of a sale of all the Capital Stock of a Restricted Subsidiary pursuant to the foregoing clause (c) and the execution and delivery of a supplemental indenture in form satisfactory to the Trustee, any such Restricted Subsidiary that is also a Subsidiary Guarantor shall be released from all its obligations under its Subsidiary Guaranty.

     Limitation on Asset Sales. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale and (ii) all of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash, cash equivalents, Liquid Securities, Exchanged Properties or the assumption by the purchaser of liabilities of the Company (other than liabilities of the Company that are by their terms subordinated to the Notes) or liabilities of any Subsidiary Guarantor that made such Asset Sale (other than liabilities of a Subsidiary Guarantor that are by their terms subordinated to such Subsidiary Guarantor's Subsidiary Guaranty), in each case as a result of which the Company and its remaining Restricted Subsidiaries are no longer liable for such liabilities ("Permitted Consideration"); provided, however, that the Company and its Restricted Subsidiaries shall be permitted to receive Property other than Permitted Consideration, so long as the aggregate Fair Market Value of all such Property other than Permitted Consideration received from Asset Sales and held by the Company or any Restricted Subsidiary at any one time shall not exceed 10.0% of Adjusted Consolidated Net Tangible Assets.

     The Net Available Cash from Asset Sales by the Company or a Restricted Subsidiary may be applied by the Company or such Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness of the Company or a Subsidiary Guarantor), to
(i) prepay, repay or purchase Senior Indebtedness of the Company or a Subsidiary Guarantor (in each case excluding Indebtedness owed to the Company or an Affiliate of the Company), (ii) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) or
(iii) purchase Notes or purchase both Notes and one or more series or issues of other Pari Passu Indebtedness on a pro rata basis (excluding Notes and Pari Passu Indebtedness owned by the Company or an Affiliate of the Company).

     Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of such Asset Sale shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer to purchase Notes having an aggregate principal amount equal to the aggregate amount of Excess Proceeds (the "Prepayment Offer") at a purchase price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the Purchase Date (as defined) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture, but, if the terms of any Pari Passu Indebtedness require that a Pari Passu Offer be made contemporaneously with the Prepayment Offer, then the Excess Proceeds shall be prorated between the Prepayment Offer and such Pari Passu Offer in accordance with the aggregate outstanding principal amounts of the Notes and such Pari Passu Indebtedness, and the aggregate principal amount of Notes for which the Prepayment Offer is made shall be reduced accordingly. If the aggregate principal amount of Notes tendered by Holders thereof exceeds the amount of available Excess Proceeds, then such Excess Proceeds will be allocated pro rata according to the principal amount of the Notes tendered and the

Trustee will select the Notes to be purchased in accordance with the Indenture. To the extent that any portion of the amount of Excess Proceeds remains after compliance with the second sentence of this paragraph and provided that all Holders of Notes have been given the opportunity to tender their Notes for purchase as described in the following paragraph in accordance with the Indenture, the Company and its Restricted Subsidiaries may use such remaining amount for purposes permitted by the Indenture and the amount of Excess Proceeds will be reset to zero.

     Within 30 days after the 365th day following the date of an Asset Sale, the Company shall, if it is obligated to make an offer to purchase the Notes pursuant to the preceding paragraph, send a written Prepayment Offer notice, by first-class mail, to the Holders of the Notes (the "Prepayment Offer Notice"), accompanied by such information regarding the Company and its Subsidiaries as the Company believes will enable such Holders of the Notes to make an informed decision with respect to the Prepayment Offer. The Prepayment Offer Notice will state, among other things, (i) that the Company is offering to purchase Notes pursuant to the provisions of the Indenture, (ii) that any Note (or any portion thereof) accepted for payment (and duly paid on the Purchase Date) pursuant to the Prepayment Offer shall cease to accrue interest on the Purchase Date, (iii) that any Notes (or portions thereof) not properly tendered will continue to accrue interest, (iv) the purchase price and purchase date, which shall be, subject to any contrary requirements of applicable law, no less than 30 days nor more than 60 days after the date the Prepayment Offer Notice is mailed (the "Purchase Date"), (v) the aggregate principal amount of Notes to be purchased,
(vi) a description of the procedure which Holders of Notes must follow in order to tender their Notes and the procedures that Holders of Notes must follow in order to withdraw an election to tender their Notes for payment and (vii) all other instructions and materials necessary to enable Holders to tender Notes pursuant to the Prepayment Offer.

     The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Prepayment Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

     Incurrence of Layered Indebtedness. The Indenture provides that (i) the Company will not Incur any Indebtedness which is subordinated or junior in right of payment to any Senior Indebtedness of the Company unless such Indebtedness constitutes Indebtedness which is junior to, or pari passu with, the Notes in right of payment and (ii) no Subsidiary Guarantor will Incur any Indebtedness that is subordinated or junior in right of payment to any Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness constitutes Indebtedness which is junior to, or pari passu with, such Subsidiary Guarantor's Subsidiary Guaranty in right of payment.

     Limitation on Transactions with Affiliates. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into any transaction or series of transactions (including the sale, transfer, disposition, purchase, exchange or lease of Property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with or for the benefit of any Affiliate of the Company (other than the Company or a Wholly Owned Subsidiary), unless (i) such transaction or series of transactions is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of the Company or such Restricted Subsidiary, and (ii) with respect to a transaction or series of transactions involving aggregate payments by or to the Company or such Restricted Subsidiary having a Fair Market Value equal to or in excess of (a) $1.0 million but less than $5.0 million, an officer of the Company certifies that such transaction or series of transactions complies with clause (i) of this paragraph, as evidenced by an Officer's Certificate delivered to the Trustee, (b) $5.0 million but less than $20.0 million, the Board of Directors of the Company (including a majority of the disinterested members of such Board of Directors) approves such transaction or series of transactions and certifies that such transaction or series of transactions complies with clause
(i) of this paragraph, as evidenced by a certified resolution delivered to the Trustee, or

(c) $20.0 million, (1) the Company receives from an independent, nationally recognized investment banking firm or appraisal firm, in either case specializing or having a specialty in the type and subject matter of the transaction (or series of transactions) at issue, a written opinion that such transaction (or series of transactions) is fair, from a financial point of view, to the Company or such Restricted Subsidiary and (2) such Board of Directors (including a majority of the disinterested members of the Board of Directors of the Company) approves such transaction or series of transactions and certifies that such transaction or series of transactions complies with clause (i) of this paragraph, as evidenced by a certified resolution delivered to the Trustee.

     The limitations of the preceding paragraph do not apply to (i) the payment of reasonable and customary regular fees to directors of the Company or any of its Restricted Subsidiaries who are not employees of the Company or any of its Restricted Subsidiaries, (ii) indemnities of officers and directors of the Company or any Subsidiary consistent with such Person's charter, bylaws and applicable statutory provisions, (iii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company, (iv) loans made (a) to officers, directors or employees of the Company or any Restricted Subsidiary approved by the Board of Directors (or by a duly authorized officer) of the Company, the proceeds of which are used solely to purchase common stock of the Company in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the exercise price of such stock options, or (b) to refinance loans, together with accrued interest thereon, made pursuant to this clause (iv), (v) advances and loans to officers, directors and employees of the Company or any Subsidiary in the ordinary course of business, provided such loans and advances (excluding loans or advances made pursuant to the preceding clause (iv)) do not exceed $2.0 million at any one time outstanding, (vi) any Restricted Payment permitted to be paid pursuant to the provisions of the Indenture described under "-- Limitations on Restricted Payments," (vii) any transaction or series of transactions between the Company and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries in the ordinary course of business, provided that no more than 10% of the total voting power of the Voting Stock of any such Restricted Subsidiary is owned by an Affiliate of the Company (other than a Restricted Subsidiary) and (viii) any transaction or series of transactions pursuant to any agreement or obligation of the Company or any of its Restricted Subsidiaries in effect on the Issue Date.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the legal right of any Restricted Subsidiary to
(i) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or Redeemable Stock, or pay any Indebtedness or other obligation owed, to the Company or any other Restricted Subsidiary, (ii) make loans or advances to the Company or any other Restricted Subsidiary or
(iii) transfer any of its Property to the Company or any other Restricted Subsidiary. Such limitation will not apply (a) with respect to clauses (i), (ii) and (iii), to encumbrances and restrictions (1) in the Bank Credit Facilities and other agreements and instruments, in each case as in effect on the Issue Date, (2) relating to Indebtedness of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such encumbrance or restriction was not created in anticipation of or in connection with the transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or
(3) which result from the renewal, refinancing, extension or amendment of an agreement that is the subject of clause (a)(1) or (2) above or clause (b)(1) or
(2) below, provided that such encumbrance or restriction is not materially less favorable to the Holders of Notes than those under or pursuant to the agreement so renewed, refinanced, extended or amended, and (b) with respect to clause
(iii) only, to (1) any restriction on the sale, transfer or other disposition of Property relating to Indebtedness that is permitted to be Incurred and secured under the provisions of the Indenture described under "-- Limitation on Indebtedness" and "-- Limitation on Liens," (2) any encumbrance or restriction applicable to Property at the time it is acquired by the Company or a Restricted Subsidiary, so long as such encumbrance or restriction relates solely to the Property so acquired and was not created in anticipation of or in connection with such acquisition, (3) customary provisions restricting subletting or assignment of leases and customary provisions in other agreements that restrict assignment of such agreements or rights thereunder and (4) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale.

     Future Subsidiary Guarantors. The Company shall cause each Restricted Subsidiary that (i) Incurs Indebtedness following the Issue Date or (ii) has Indebtedness or Preferred Stock outstanding on the date on which such Restricted Subsidiary becomes a Restricted Subsidiary, to execute and deliver to the Trustee a Subsidiary Guaranty at the time such Restricted Subsidiary Incurs such Indebtedness or becomes a Restricted Subsidiary; provided, however, that such Restricted Subsidiary shall not be required to deliver a Subsidiary Guaranty if the aggregate amount of such Indebtedness or Preferred Stock, together with all other Indebtedness and Preferred Stock then outstanding among Restricted Subsidiaries that are not Subsidiary Guarantors, is less than $10.0 million.

     Restricted and Unrestricted Subsidiaries. Unless defined or designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company or any of its Restricted Subsidiaries shall be classified as a Restricted Subsidiary subject to the provisions of the next paragraph. The Company may designate a Subsidiary (including a newly formed or newly acquired Subsidiary) of the Company or any of its Restricted Subsidiaries as an Unrestricted Subsidiary if (i) such Subsidiary does not at such time own any Capital Stock or Indebtedness of, or own or hold any Lien on any Property of, the Company or any other Restricted Subsidiary, (ii) such Subsidiary does not at such time have any Indebtedness or other obligations which, if in default, would result (with the passage of time or notice or otherwise) in a default on any Indebtedness of the Company or any Restricted Subsidiary and (iii)(a) such designation is effective immediately upon such Subsidiary becoming a Subsidiary of the Company or of a Restricted Subsidiary, (b) the Subsidiary to be so designated has total assets of $1,000 or less or (c) if such Subsidiary has assets greater than $1,000, then such redesignation as an Unrestricted Subsidiary is deemed to constitute a Restricted Payment in an amount equal to the Fair Market Value of the Company's direct and indirect ownership interest in such Subsidiary, and such Restricted Payment would be permitted to be made at the time of such designation under "-- Limitation on Restricted Payments." Except as provided in the immediately preceding sentence, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. The designation of an Unrestricted Subsidiary or removal of such designation shall be made by the Board of Directors of the Company or a committee thereof pursuant to a certified resolution delivered to the Trustee and shall be effective as of the date specified in the applicable certified resolution, which shall not be prior to the date such certified resolution is delivered to the Trustee.

     The Company will not, and will not permit any of its Restricted Subsidiaries to, take any action or enter into any transaction or series of transactions that would result in a Person becoming a Restricted Subsidiary (whether through an acquisition or otherwise) unless, after giving effect to such action, transaction or series of transactions, on a pro forma basis, (i) the Company could Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph under "-- Limitation on Indebtedness" and (ii) no Default or Event of Default would occur or be continuing.

MERGER, CONSOLIDATION AND SALE OF SUBSTANTIALLY ALL ASSETS

     The Company shall not consolidate with or merge with or into any Person, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its Property, unless: (i) the resulting, surviving or transferee person (the "Successor Company") shall be a Person organized or existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture; (ii) in the case of a conveyance, transfer or lease of all or substantially all the Company's Property, such Property shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person; (iii) immediately after giving effect to such transaction (and treating, for purposes of this clause (iii) and clauses
(iv) and (v) below, any

Indebtedness which becomes or is anticipated to become an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; (iv) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to clause (a) of the first paragraph under "-- Limitation on Indebtedness;" (v) immediately after giving effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and (vi) the Company shall have delivered to the Trustee an Officer's Certificate, stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

     The Company shall not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its Property to, any Person (other than the Company or any other Subsidiary Guarantor), unless: (a) the Successor Company (if not such Subsidiary) shall be a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not such Subsidiary) shall expressly assume, by a supplemental indenture, in form satisfactory to the Trustee, all the obligations of such Subsidiary under its Subsidiary Guaranty;
(b) in the case of a conveyance, transfer or lease of all or substantially all the Property of such Subsidiary Guarantor, such Property shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person; (c) immediately after giving effect to such transaction (and treating, for purposes of this clause (c) and clauses (d) and (e) below, any Indebtedness which becomes or is anticipated to become an obligation of the Successor Company or the Company or any other Restricted Subsidiary as a result of such transaction as having been Incurred by such Person at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; (d) immediately after giving effect to such transaction, the Company would be able to Incur an additional $1.00 of Indebtedness pursuant to clause
(a) of the first paragraph under "-- Limitation on Indebtedness;" (e) immediately after giving effect to such transaction, the Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and (f) the Company shall have delivered to the Trustee an Officers' Certificate, stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The provisions of clauses (a), (b), (d), (e) and (f) above shall not apply to any transactions which constitute an Asset Sale if the Company has complied with the provisions of the Indenture described under "-- Limitation on Asset Sales."

     The Successor Company shall be the successor to the Company (or the applicable Subsidiary Guarantor, as the case may be) and shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture (or of such Subsidiary Guarantor under its Subsidiary Guaranty), but the predecessor Company in the case of a conveyance, transfer or lease shall not be released from the obligation to pay the principal of and interest on the Notes.

REPORTS

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will file with the Commission and furnish to the Holders of Notes all quarterly and annual financial information required to be contained in a filing with the Commission on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report thereon by the Company's independent auditors.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Additional Assets" means (i) any Property (other than cash, Permitted Short-Term Investments or securities) used in the Oil and Gas Business or any business ancillary thereto, (ii) Investments in any other Person engaged in the Oil and Gas Business or any business ancillary thereto (including the acquisition from third parties of Capital Stock of such Person) as a result of which such other Person becomes a Restricted Subsidiary in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Restricted and Unrestricted Subsidiaries," (iii) the acquisition from third parties of Capital Stock of a Restricted Subsidiary or (iv) Permitted Business Investments.

     "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, the remainder of:

          (i) the sum of (a) discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with Commission guidelines before any state, federal or foreign income taxes, as estimated by the Company and confirmed by a nationally recognized firm of independent petroleum engineers in a reserve report prepared as of the end of the Company's most recently completed fiscal year for which audited financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenues from (1) estimated proved oil and gas reserves acquired since such year-end, which reserves were not reflected in such year-end reserve report, and (2) estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since such year-end due to exploration, development or exploitation activities, in each case calculated in accordance with Commission guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues from (3) estimated proved oil and gas reserves produced or disposed of since such year-end and (4) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since such year-end due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with Commission guidelines (utilizing the prices utilized in such year-end reserve report); provided that, in the case of each of the determinations made pursuant to clauses (1) through
     (4), such increases and decreases shall be as estimated by the Company's petroleum engineers, unless there is a Material Change as a result of such acquisitions, dispositions or revisions, in which event the discounted future net revenues utilized for purposes of this clause (i)(a) shall be confirmed in writing by a nationally recognized firm of independent petroleum engineers, (b) the capitalized costs that are attributable to oil and gas properties of the Company and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements, (c) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (d) the greater of (1) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (2) the appraised value, as estimated by independent appraisers, of other tangible assets (including, without duplication, Investments in unconsolidated Restricted Subsidiaries) of the Company and its Restricted Subsidiaries, as of the date no earlier than the date of the Company's latest audited financial statements, minus

          (ii) the sum of (a) minority interests, (b) any net gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest audited financial statements, (c) to the extent included in (i)(a) above, the discounted future net revenues, calculated in accordance with Commission guidelines (utilizing the prices utilized in the Company's year-end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments (determined, if applicable, using the schedules specified with respect thereto) and (d) the discounted future net revenues, calculated in accordance with Commission guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in (i)(a) above, would be necessary to fully satisfy the payment obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments (determined, if applicable, using the schedules specified with respect thereto). If the Company changes its method of accounting from the full cost method to the successful efforts method or a similar method of accounting, "Adjusted Consolidated Net Tangible Assets" will continue to be calculated as if the Company were still using the full cost method of accounting.

     "Affiliate" of any specified Person means any other Person (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person or (ii) which beneficially owns or holds directly or indirectly 10% or more of any class of the Voting Stock of such specified Person or of any Subsidiary of such specified Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Sale" means, with respect to any Person, any transfer, conveyance, sale, lease or other disposition (collectively, "dispositions," and including dispositions pursuant to any consolidation or merger) by such Person or any of its Restricted Subsidiaries in any single transaction or series of transactions of (i) shares of Capital Stock or other ownership interests of another Person (including Capital Stock of Restricted Subsidiaries and Unrestricted Subsidiaries) or (ii) any other Property of such Person or any of its Restricted Subsidiaries; provided, however, that the term "Asset Sale" shall not include:
(a) the disposition of Permitted Short-Term Investments, inventory, accounts receivable, surplus or obsolete equipment or other Property (excluding the disposition of oil and gas in place and other interests in real property unless made in connection with a Permitted Business Investment) in the ordinary course of business; (b) the abandonment, assignment, lease, sublease or farmout of oil and gas properties, or the forfeiture or other disposition of such properties pursuant to standard form operating agreements, in each case in the ordinary course of business in a manner that is customary in the Oil and Gas Business;
(c) the disposition of Property received in settlement of debts owing to the Company or any Restricted Subsidiary as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to the Company or any Restricted Subsidiary in the ordinary course of business of the Company or such Restricted Subsidiary; (d) any disposition that constitutes a Restricted Payment made in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Restricted Payments;" (e) when used with respect to the Company, any disposition of all or substantially all of the Property of the Company permitted pursuant to the provisions of the Indenture described under "-- Merger, Consolidation and Sale of Substantially All Assets;"
(f) the disposition of any Property by the Company or a Restricted Subsidiary to the Company or a Wholly Owned Subsidiary; (g) the disposition of any asset with a Fair Market Value of less than $2.0 million; or (h) any Production Payments and Reserve Sales, provided that any such Production Payments and Reserve Sales, other than incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary, shall have been created, Incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, the Property that is subject thereto.

     "Average Life" means, with respect to any Indebtedness, at any date of determination, the quotient obtained by dividing (i) the sum of the products of
(a) the number of years (and any portion thereof) from the date of determination to the date or dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Indebtedness multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

     "Bank Credit Facilities" means, with respect to any Person, one or more debt facilities or commercial paper facilities with banks or other institutional lenders (including pursuant to the Third Amended and Restated Credit Agreement, dated as of July 31, 1997, among the Company, NationsBank of Texas, N.A., as agent, and the lenders referred to therein and the Term Loan Agreement dated as of November 30, 1995, between the Company and First National Bank of Commerce) providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or trade letters of credit.

     "Capital Lease Obligation" means any obligation which is required to be classified and accounted for as a capital lease obligation in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment date of rent or any other amount due in respect of such obligation.

     "Capital Stock" in any Person means any and all shares, interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than debt securities convertible into an equity interest), warrants or options to subscribe for or to acquire an equity interest in such Person; provided, however, that "Capital Stock" shall not include Redeemable Stock.

     "Consolidated Interest Coverage Ratio" means, as of the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the "Transaction Date"), the ratio of (i) the aggregate amount of EBITDA of the Company and its consolidated Restricted Subsidiaries for the four full fiscal quarters immediately prior to the Transaction Date for which financial statements are available to (ii) the aggregate Consolidated Interest Expense of the Company and its Restricted Subsidiaries that is anticipated to accrue during a period consisting of the fiscal quarter in which the Transaction Date occurs and the three fiscal quarters immediately subsequent thereto (based upon the pro forma amount and maturity of, and interest payments in respect of, Indebtedness of the Company and its Restricted Subsidiaries expected by the Company to be outstanding on the Transaction Date), assuming for the purposes of this measurement the continuation of market interest rates prevailing on the Transaction Date and base interest rates in respect of floating interest rate obligations equal to the base interest rates on such obligations in effect as of the Transaction Date; provided, that if the Company or any of its Restricted Subsidiaries is a party to any Interest Rate Protection Agreement which would have the effect of changing the interest rate on any Indebtedness of the Company or any of its Restricted Subsidiaries for such four quarter period (or a portion thereof), the resulting rate shall be used for such four quarter period or portion thereof; provided further that any Consolidated Interest Expense with respect to Indebtedness Incurred or retired by the Company or any of its Restricted Subsidiaries during the fiscal quarter in which the Transaction Date occurs shall be calculated as if such Indebtedness was so Incurred or retired on the first day of the fiscal quarter in which the Transaction Date occurs. In addition, if since the beginning of the four full fiscal quarter period preceding the Transaction Date, (a) the Company or any of its Restricted Subsidiaries shall have engaged in any Asset Sale, EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets which are the subject of such Asset Sale for such period calculated on a pro forma basis as if such Asset Sale and any related retirement of Indebtedness had occurred on the first day of such period or (b) the Company or any of its Restricted Subsidiaries shall have acquired any material assets, EBITDA shall be calculated on a pro forma basis as if such asset acquisitions had occurred on the first day of such four fiscal quarter period.

     "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, (i) the sum of (a) the aggregate amount of cash and noncash interest expense (including capitalized interest) of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP in respect of Indebtedness (including (1) any amortization of debt discount, (2) net costs associated with Interest Rate Protection Agreements (including any amortization of discounts), (3) the interest portion of any deferred payment obligation, (4) all accrued interest and (5) all commissions, discounts, commitment fees, origination fees and other fees and charges owed with respect to the Bank Credit Facilities and other Indebtedness) paid, accrued or scheduled to be paid or accrued during such period; (b) Redeemable Stock dividends of such Person (and of its Restricted Subsidiaries if paid to a Person other than such Person or its Restricted Subsidiaries) and Preferred Stock dividends of such Person's Restricted Subsidiaries if paid to a Person other than such Person or its other Restricted Subsidiaries; (c) the portion of any rental obligation of such Person or its Restricted Subsidiaries in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP; (d) the portion of any rental obligation of such Person or its Restricted Subsidiaries in respect of any Sale and Leaseback Transaction that is Indebtedness allocable to interest expense (determined as if such obligation were treated as a Capital Lease Obligation); and (e) to the extent any Indebtedness of any other Person (other than Restricted Subsidiaries) is Guaranteed by such Person or any of its Restricted Subsidiaries, the aggregate amount of interest paid, accrued or scheduled to be paid or accrued by such other Person during such period attributable to any such Indebtedness; less (ii) to the extent included in (i) above, amortization or write-off of deferred financing costs of such Person and its Restricted Subsidiaries during such period; in the case of both (i) and (ii) above, after elimination of intercompany accounts among such Person and its Restricted Subsidiaries and as determined in accordance with GAAP.

     "Consolidated Net Income" of any Person means, for any period, the aggregate net income (or net loss, as the case may be) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom, without duplication: (i) items classified as extraordinary gains or losses net of tax (less all fees and expenses relating thereto); (ii) any gain or loss net of taxes (less all fees and expenses relating thereto) realized on the sale or other disposition of Property, including the Capital Stock of any other Person (but in no event shall this clause (ii) apply to any gains or losses on the sale in the ordinary course of business of oil, gas or other hydrocarbons produced or manufactured); (iii) the net income of any Restricted Subsidiary of such specified Person to the extent the transfer to that Person of that income is restricted by contract or otherwise, except for any cash dividends or cash distributions actually paid by such Restricted Subsidiary to such Person during such period; (iv) the net income (or loss) of any other Person in which such specified Person or any of its Restricted Subsidiaries has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of such specified Person in accordance with GAAP or is an interest in a consolidated Unrestricted Subsidiary), except to the extent of the amount of cash dividends or other cash distributions actually paid to such Person or its consolidated Restricted Subsidiaries by such other Person during such period; (v) for the purposes of "-- Certain Covenants -- Limitation on Restricted Payments" only, the net income of any Person acquired by such specified Person or any of its Restricted Subsidiaries in a pooling-of-interests transaction for any period prior to the date of such acquisition; (vi) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan; (vii) any adjustments of a deferred tax liability or asset pursuant to Statement of Financial Accounting Standards No. 109 which result from changes in enacted tax laws or rates; (viii) the cumulative effect of a change in accounting principles; (ix) any write-downs of non-current assets, provided that any ceiling limitation write-downs under Commission guidelines shall be treated as capitalized costs, as if such write-downs had not occurred; and (x) any non-cash compensation expense realized for grants of performance shares, stock options or stock awards to officers, directors and employees of the Company or any of its Restricted Subsidiaries.

     "Consolidated Net Worth" of any Person means the stockholders' equity of such Person and its Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP, less (to the extent included in stockholders' equity) amounts attributable to Redeemable Stock of such Person or its Restricted Subsidiaries.

     "Default" means any event, act or condition the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means (i) the Bank Credit Facilities and
(ii) any other Senior Indebtedness of the Company which has, at the time of determination, an aggregate principal amount outstanding of at least $10.0 million that is specifically designated in the instrument evidencing such Senior Indebtedness and is designated in a notice delivered by the Company to the holders or a Representative of the holders of such Senior Indebtedness and the Trustee as "Designated Senior Indebtedness" of the Company.

     "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "EBITDA" means with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus (i) the sum of, to the extent reflected in the consolidated income statement of such Person and its Restricted Subsidiaries for such period from which Consolidated Net Income is determined and deducted in the determination of such Consolidated Net Income, without duplication: (a) income tax expense (but excluding income tax expense relating to sales or other dispositions of Property, including the Capital Stock of any other Person, the gains from which are excluded in the determination of such Consolidated Net Income), (b) Consolidated Interest Expense, (c) depreciation and depletion expense, (d) amortization expense, (e) exploration expense (if applicable to the Company after the Issue Date) and (f) any other noncash charges including unrealized foreign exchange (excluding, however, any such other noncash charge which requires an accrual of or reserve for cash charges for any future period) less (ii) the sum of, to the extent reflected in the consolidated income statement of such Person and its Restricted Subsidiaries for such period from which Consolidated Net Income is determined and added in the determination of such Consolidated Net Income, without duplication (a) income tax recovery (excluding, however, income tax recovery relating to sales or other dispositions of Property, including the Capital Stock of any other Person, the losses from which are excluded in the determination of such Consolidated Net Income) and (b) unrealized foreign exchange gains.

     "Equity Offering" means a bona fide underwritten sale to the public of common stock of the Company pursuant to a registration statement (other than a Form S-8 or any other form relating to securities issuable under any employee benefit plan of the Company) that is declared effective by the Commission following the Issue Date.

     "Exchanged Properties" means properties or assets used or useful in the Oil and Gas Business received by the Company or a Restricted Subsidiary in trade or as a portion of the total consideration for other such properties or assets.

     "Exchange Rate Contract" means, with respect to any Person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or any combination thereof, entered into by such Person in the ordinary course of its business for the purpose of limiting or managing exchange rate risks to which such Person is subject.

     "Fair Market Value" means, with respect to any assets to be transferred pursuant to any Asset Sale or Sale and Leaseback Transaction or any noncash consideration or property transferred or received by any Person, the fair market value of such consideration or other property as determined by (i) any officer of the Company if such fair market value is less than $5.0 million and (ii) the Board of Directors of the Company as evidenced by a certified resolution delivered to the Trustee if such fair market value is equal to or in excess of $5.0 million.

     "GAAP" means United States generally accepted accounting principles as in effect on the date of the Indenture, unless stated otherwise.

     "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any Lien on the assets of such Person securing obligations to pay Indebtedness of the primary obligor and any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase or payment of) any security for the payment of such Indebtedness, (ii) to purchase Property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that a Guarantee by any Person shall not include (a) endorsements by such Person for collection or deposit, in either case, in the ordinary course of business or (b) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (ii) of the definition of Permitted Investments.

     "Holder" means the Person in whose name a Note is registered on the Securities Register.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness. For purposes of this definition, Indebtedness of the Company or a Restricted Subsidiary held by a Wholly Owned Subsidiary shall be deemed to be Incurred by the Company or such Restricted Subsidiary in the event such Wholly Owned Subsidiary ceases to be a Wholly Owned Subsidiary or in the event such Indebtedness is transferred to a Person other than the Company or a Wholly Owned Subsidiary. For purposes of this definition, any non-interest bearing or other discount Indebtedness shall be deemed to have been Incurred (in an amount equal to its aggregate principal amount at its Stated Maturity) only on the date of original issue thereof.

     "Indebtedness" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any obligation of such Person for borrowed money, (ii) any obligation of such Person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including any such obligations Incurred in connection with the acquisition of Property, assets or businesses, (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) any obligation of such Person issued or assumed as the deferred purchase price of Property or services (other than Trade Accounts Payable), (v) any Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) any payment obligation of such Person under Exchange Rate Contracts, Interest Rate Protection Agreements, Oil and Gas Hedging Contracts or under any similar agreements or instruments, (viii) any obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party and (ix) any obligation of the type referred to in clauses (i) through (viii) of this paragraph of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise; provided, however, that Indebtedness shall not include Production Payments and Reserve Sales. For purposes of this definition, the maximum fixed repurchase price of any Redeemable Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability at such date in respect of any contingent obligations described above.

     "Interest Rate Protection Agreement" means, with respect to any Person, any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into by such Person in the ordinary course of its business for the purpose of limiting or managing interest rate risks to which such Person is subject.

     "Investment" means, with respect to any Person (i) any amount paid by such Person, directly or indirectly, to any other Person for Capital Stock or other Property of, or as a capital contribution to, any other Person or (ii) any direct or indirect loan or advance to any other Person (other than accounts receivable of such Person arising in the ordinary course of business); provided, however, that Investments shall not include (a) in the case of clause (i) as used in the definition of "Restricted Payments" only, any such amount paid through the issuance of Capital Stock of the Company and (b) in the case of clause (i) or (ii), extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and any increase in the equity ownership in any Person resulting from retained earnings of such Person.

     "Issue Date" means the date on which the Offered Notes first were issued under the Indenture.

     "Lien" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or other), charge, easement, encumbrance, preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing). For purposes of the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Liens," a Capital Lease Obligation shall be deemed to be secured by a Lien on the property being leased.

     "Liquid Securities" means securities (i) of an issuer that is not an Affiliate of the Company, (ii) that are publicly traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market and (iii) as to which the Company is not subject to any restrictions on sale or transfer (including any volume restrictions under Rule 144 under the Securities Act or any other restrictions imposed by the Securities Act) or as to which a registration statement under the Securities Act covering the resale thereof is in effect for as long as the securities are held; provided that securities meeting the requirements of clauses (i), (ii) and (iii) above shall be treated as Liquid Securities from the date of receipt thereof until and only until the earlier of (x) the date on which such securities are sold or exchanged for cash or Permitted Short-Term Investments and (y) 150 days following the date of receipt of such securities. If such securities are not sold or exchanged for cash or Permitted Short-Term Investments within 120 days of receipt thereof, for purposes of determining whether the transaction pursuant to which the Company or a Restricted Subsidiary received the securities was in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Asset Sales," such securities shall be deemed not to have been Liquid Securities at any time.

     "Material Change" means an increase or decrease (except to the extent resulting from changes in prices) of more than 30% during a fiscal quarter in the estimated discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (i)(a) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change: (i) any acquisitions during the quarter of oil and gas reserves with respect to which the Company's estimate of the discounted future net revenues from proved oil and gas reserves has been confirmed by independent petroleum engineers; and (ii) any dispositions of Properties during such quarter that were disposed of in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Asset Sales."

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Available Cash" from an Asset Sale means cash proceeds received therefrom (including (i) any cash proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received and (ii) the Fair Market Value of Liquid Securities and Permitted Short-Term Investments, and excluding (a) any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the Property that is the subject of such Asset Sale and (b) except to the extent subsequently converted to cash, Liquid Securities or Permitted Short-Term Investments within 240 days after such Asset Sale, consideration constituting Exchanged Properties or consideration other than as identified in the immediately preceding clauses (i) and (ii)), in each case net of (a) all legal, title and recording expenses, commissions and other fees and expenses incurred, and all federal, state, foreign and local taxes required to be paid or accrued as a liability under GAAP as a consequence of such Asset Sale, (b) all payments made on any Indebtedness (but specifically excluding Indebtedness of the Company and its Restricted Subsidiaries assumed in connection with or in anticipation of such Asset Sale) which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale, provided that such payments are made in a manner that results in the permanent reduction in the balance of such Indebtedness and, if applicable, a permanent reduction in any outstanding commitment for future incurrences of Indebtedness thereunder, (c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale and (d) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale; provided, however, that if any consideration for an Asset Sale (which would otherwise constitute Net Available Cash) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, such consideration (or any portion thereof) shall become Net Available Cash only at such time as it is released to such Person or its Restricted Subsidiaries from escrow.

     "Net Working Capital" means (i) all current assets of the Company and its Restricted Subsidiaries, less (ii) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness, in each case as set forth in consolidated financial statements of the Company prepared in accordance with GAAP.

     "Non-recourse Purchase Money Indebtedness" means Indebtedness (other than Capital Lease Obligations) of the Company or any Subsidiary Guarantor incurred in connection with the acquisition by the Company or such Subsidiary Guarantor in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by the Company or such Subsidiary Guarantor in conducting its operations) with respect to which
(i) the holders of such Indebtedness agree that they will look solely to the fixed assets so acquired which secure such Indebtedness, and neither the Company nor any Restricted Subsidiary (a) is directly or indirectly liable for such Indebtedness or (b) provides credit support, including any undertaking, Guarantee, agreement or instrument that would constitute Indebtedness (other than the grant of a Lien on such acquired fixed assets), and (ii) no default or event of default with respect to such Indebtedness would cause, or permit (after notice or passage of time or otherwise), any holder of any other Indebtedness of the Company or a Subsidiary Guarantor to declare a default or event of default on such other Indebtedness or cause the payment, repurchase, redemption, defeasance or other acquisition or retirement for value thereof to be accelerated or payable prior to any scheduled principal payment, scheduled sinking fund payment or maturity.

     "Oil and Gas Business" means the business of exploiting, exploring for, developing, acquiring, operating, producing, processing, gathering, marketing, storing, selling, hedging, treating, swapping, refining and transporting hydrocarbons and other related energy businesses.

     "Oil and Gas Hedging Contract" means, with respect to any Person, any agreement or arrangement, or any combination thereof, relating to oil and gas or other hydrocarbon prices, transportation or basis costs or differentials or other similar financial factors, that is customary in the Oil and Gas Business and is entered into by such Person in the ordinary course of its business for the purpose of limiting or managing risks associated with fluctuations in such prices, costs, differentials or similar factors.

     "Oil and Gas Liens" means (i) Liens on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for "development" shall include costs incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests); (ii) Liens on an oil or gas producing property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property; (iii) Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, incentive compensation programs for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary, master limited partnership agreements, farmout agreements, farmin agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business; provided, however, in all instances that such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract; (iv) Liens arising in connection with Production Payments and Reserve Sales; and (v) Liens on pipelines or pipeline facilities that arise by operation of law.

     "Pari Passu Indebtedness" means any Indebtedness of the Company (or a Subsidiary Guarantor) that is pari passu in right of payment to the Notes (or a Subsidiary Guaranty, as appropriate).

     "Pari Passu Offer" means an offer by the Company or a Subsidiary Guarantor to purchase all or a portion of Pari Passu Indebtedness to the extent required by the indenture or other agreement or instrument pursuant to which such Pari Passu Indebtedness was issued.

     "Permitted Business Investments" means Investments and expenditures made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively engaging therein through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including (i) ownership interests in oil and gas properties or gathering, transportation, processing, storage or related systems and (ii) Investments and expenditures in the form of or pursuant to operating agreements, processing agreements, farmin agreements, farmout agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited) and other similar agreements (including for limited liability companies) with third parties, excluding, however, Investments in corporations other than Restricted Subsidiaries.

     "Permitted Hedging Agreements" means (i) Exchange Rate Contracts and Oil and Gas Hedging Contracts and (ii) Interest Rate Protection Agreements but only to the extent that the stated aggregate notional amount thereunder does not exceed 100% of the aggregate principal amount of the Indebtedness of the Company or a Restricted Subsidiary covered by such Interest Rate Protection Agreements at the time such agreements were entered into.

     "Permitted Investments" means any and all of the following: (i) Permitted Short-Term Investments; (ii) Investments in property, plant and equipment used in the ordinary course of business and Permitted Business Investments; (iii) Investments by any Restricted Subsidiary in the Company; (iv) Investments by the Company or any Restricted Subsidiary in any Restricted Subsidiary; (v) Investments by the Company or any Restricted Subsidiary in (a) any Person that will, upon the making of such Investment, become a Restricted Subsidiary or (b) any Person if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, the Company or a Restricted Subsidiary; (vi) Investments in the form of securities received from Asset Sales, provided that such Asset Sales are made in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Asset Sales;" (vii) Investments in negotiable instruments held for collection; lease, utility and other similar deposits; and stock, obligations or other securities received in settlement of debts (including under any bankruptcy or other similar proceeding) owing to the Company or any of its Restricted Subsidiaries as a result of foreclosure, perfection or enforcement of any Liens or Indebtedness, in each of the foregoing cases in the ordinary course of business of the Company or such Restricted Subsidiary; (viii) relocation allowances for, and advances and loans to, officers, directors and employees of the Company or any of its Restricted Subsidiaries made in the ordinary course of business; provided such items do not exceed in the aggregate $2.0 million at any one time outstanding;
(ix) Investments intended to promote the Company's strategic objectives in the Oil and Gas Business in an amount not to exceed 5% of Adjusted Consolidated Net Tangible Assets (determined as of the date of the making of any such Investment) at any one time outstanding (which Investments shall be deemed to be no longer outstanding only upon the return of capital thereof); (x) Investments made pursuant to Permitted Hedging Agreements of the Company and its Restricted Subsidiaries; and (xi) Investments pursuant to any agreement or obligation of the Company or any of its Restricted Subsidiaries as in effect on the Issue Date (other than Investments described in clauses (i) through (x) above).

     "Permitted Liens" means any and all of the following: (i) Liens existing as of the Issue Date; (ii) Liens securing the Notes, any Subsidiary Guaranties and other obligations arising under the Indenture; (iii) any Lien existing on any Property of a Person at the time such Person is merged or consolidated with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other Property of the Company or the Restricted Subsidiaries; (iv) any Lien existing on any Property at the time of the acquisition thereof (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other Property of the Company or the Restricted Subsidiaries; (v) any Lien incurred in the ordinary course of business incidental to the conduct of the business of the Company or the Restricted Subsidiaries or the ownership of their Property (including (a) easements, rights of way and similar encumbrances, (b) rights or title of lessors under leases (other than Capital Lease Obligations), (c) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or the Restricted Subsidiaries on deposit with or in the possession of such banks, (d) Liens imposed by law, including Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens, (e) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice and (f) Oil and Gas Liens), in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property (other than Trade Accounts Payable); (vi) Liens for taxes, assessments and governmental charges not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time; (vii) Liens incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings so long as reserves have been established to the extent required by GAAP as in effect at such time and so long as such Liens do not encumber assets by an aggregate amount (together with the amount of any unstayed judgments against the Company or any Restricted Subsidiary but excluding any such Liens to the extent securing insured or indemnified judgments or orders) in excess of $20.0 million; (viii) Liens securing Permitted Hedging Agreements of the Company and its Restricted Subsidiaries so long as such Permitted Hedging Agreements are permitted under the provisions of the Indenture described under "-- Limitation on Indebtedness;" (ix) Liens securing Purchase Money Indebtedness or Capital Lease Obligations, provided that such Liens attach only to the Property acquired with the proceeds of such Purchase Money Indebtedness or Capital Lease Obligations; (x) Liens securing Non-recourse Purchase Money Indebtedness granted in connection with the acquisition by the Company or any Subsidiary Guarantor in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by the Company or such Subsidiary Guarantor in conducting its operations), provided that

(a) such Liens attach only to the fixed assets acquired with the proceeds of such Non-recourse Purchase Money Indebtedness and (b) such Non-recourse Purchase Money Indebtedness is not in excess of the purchase price of such fixed assets;
(xi) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of decreasing or legally defeasing Indebtedness of the Company or any of its Subsidiaries so long as such deposit of funds is permitted by the provisions of the Indenture described under "-- Limitation on Restricted Payments;" (xii) Liens resulting from a pledge of Capital Stock of a Person that is not a Restricted Subsidiary to secure obligations of such Person and any refinancings thereof; (xiii) Liens to secure any permitted extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any Indebtedness secured by Liens referred to in clauses (i), (ii), (iii), (iv),
(ix) and (x) above; provided, however, that (a) such new Lien shall be limited to all or part of the same Property (including future improvements thereon and accessions thereto) subject to the original Lien and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (1) the outstanding principal amount or, if greater, the committed amount of the Indebtedness secured by such original Lien immediately prior to such extension, renewal, refinancing, refunding or exchange and (2) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; (xiv) Liens in favor of the Company or a Restricted Subsidiary; and (xv) Liens not otherwise permitted by clauses (i) through (xiv) above incurred in the ordinary course of business of the Company and its Restricted Subsidiaries and encumbering Property having an aggregate Fair Market Value not in excess of $5.0 million at any one time. Notwithstanding anything in this paragraph to the contrary, the term "Permitted Liens" does not include Liens resulting from the creation, incurrence, issuance, assumption or Guarantee of any Production Payments and Reserve Sales other than (a) any such Liens existing as of the Issue Date, (b) Production Payments and Reserve Sales in connection with the acquisition of any Property after the Issue Date, provided that any such Lien created in connection therewith is created, incurred, issued, assumed or guaranteed in connection with the financing of, and within 60 days after the acquisition of, such Property,
(c) Production Payments and Reserve Sales, other than those described in clauses
(a) and (b) of this sentence, to the extent such Production Payments and Reserve Sales constitute Asset Sales made pursuant to and in compliance with the provisions of the Indenture described under "-- Limitation on Asset Sales" and
(d) incentive compensation programs for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary; provided, however, that, in the case of the immediately foregoing clauses (a),
(b), (c) and (d), any Lien created in connection with any such Production Payments and Reserve Sales shall be limited to the Property that is the subject of such Product Payments and Reserve Sales.

     "Permitted Refinancing Indebtedness" means Indebtedness ("new Indebtedness") Incurred in exchange for, or proceeds of which are used to refinance, other Indebtedness ("old Indebtedness"); provided, however, that (i) such new Indebtedness is in an aggregate principal amount not in excess of the sum of (a) the aggregate principal amount then outstanding of the old Indebtedness (or, if such old Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination), and
(b) an amount necessary to pay any fees and expenses, including premiums, related to such exchange or refinancing, (ii) such new Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the old Indebtedness, (iii) such new Indebtedness has an Average Life at the time such new Indebtedness is Incurred that is equal to or greater than the Average Life of the old Indebtedness at such time, (iv) such new Indebtedness is subordinated in right of payment to the Notes (or, if applicable, the Subsidiary Guaranties) to at least the same extent, if any, as the old Indebtedness and (v) if such old Indebtedness is Non-recourse Purchase Money Indebtedness or Indebtedness that refinanced Non-recourse Purchase Money Indebtedness, such new Indebtedness satisfies clauses (i) and (ii) of the definition of "Non-recourse Purchase Money Indebtedness."

     "Permitted Short-Term Investments" means (i) Investments in U.S. Government Obligations maturing within one year of the date of acquisition thereof, (ii) Investments in demand accounts, time deposit accounts, certificates of deposit, bankers' acceptances and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any State thereof or the District of Columbia that is a member of the Federal Reserve System having capital, surplus and undivided profits aggregating in excess of $500.0 million and whose long-term Indebtedness is rated "A" (or higher) according to Moody's, (iii) Investments in deposits available for withdrawal on demand with any commercial bank that is organized under the laws of any country in which the Company or any Restricted Subsidiary maintains an office or is engaged in the Oil and Gas Business, provided that (a) all such deposits have been made in such accounts in the ordinary course of business and (b) such deposits do not at any one time exceed $15.0 million in the aggregate, (iv) repurchase and reverse repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) entered into with a bank meeting the qualifications described in clause (ii), (v) Investments in commercial paper or notes, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any State thereof or the District of Columbia with a short-term rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P or a long-term rating at the time as of which any Investment is made of "A3" (or higher) according to Moody's or "A-" (or higher) according to S&P, (vi) Investments in any money market mutual fund having assets in excess of $250.0 million all of which consist of other obligations of the types described in clauses (i), (ii), (iv) and (v) hereof and (vii) Investments in asset-backed securities maturing within one year of the date of acquisition thereof with a long-term rating at the time as of which any Investment therein is made of "A3" (or higher) according to Moody's or "A-" (or higher) according to S&P.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, unlimited liability company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person; provided, however, that "Preferred Stock" shall not include Redeemable Stock.

     "Principal" of any Indebtedness (including the Notes) means the principal amount of such Indebtedness plus the premium, if any, on such Indebtedness.

     "Production Payments and Reserve Sales" means the grant or transfer by the Company or a Restricted Subsidiary to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary in the Oil and Gas Business, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary.

     "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock and other securities issued by any other Person (but excluding Capital Stock or other securities issued by such first mentioned Person).

     "Redeemable Stock" of any Person means any equity security of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including on the happening of an event), is or could become required to be redeemed for cash or other

Property or is or could become redeemable for cash or other Property at the option of the holder thereof, in whole or in part, on or prior to the first anniversary of the Stated Maturity of the Notes; or is or could become exchangeable at the option of the holder thereof for Indebtedness at any time in whole or in part, on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that Redeemable Stock shall not include any security by virtue of the fact that it may be exchanged or converted at the option of the holder for Capital Stock of the Company having no preference as to dividends or liquidation over any other Capital Stock of the Company.

     "Representative" means the trustee, agent or representative expressly authorized to act in such capacity, if any, for an issue of Senior Indebtedness.

     "Restricted Payment" means (i) a dividend or other distribution declared or paid on the Capital Stock or Redeemable Stock of the Company or to the Company's shareholders (other than dividends, distributions or payments made solely in Capital Stock of the Company or in options, warrants or other rights to purchase or acquire Capital Stock), or declared and paid to any Person other than the Company or any of its Restricted Subsidiaries (and, if such Restricted Subsidiary is not a Wholly Owned Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis) on the Capital Stock or Redeemable Stock of any Restricted Subsidiary, (ii) a payment made by the Company or any of its Restricted Subsidiaries (other than to the Company or any Restricted Subsidiary) to purchase, redeem, acquire or retire any Capital Stock or Redeemable Stock, or any options, warrants or other rights to acquire Capital Stock or Redeemable Stock, of the Company or of a Restricted Subsidiary, (iii) a payment made by the Company or any of its Restricted Subsidiaries to redeem, repurchase, legally defease or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or scheduled mandatory redemption, any Indebtedness of the Company or a Restricted Subsidiary which is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes or the relevant Subsidiary Guaranty, as the case may be, provided that this clause
(iii) shall not include any such payment with respect to (a) any such subordinated Indebtedness to the extent of Excess Proceeds remaining after compliance with the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Asset Sales" and to the extent required by the indenture or other agreement or instrument pursuant to which such subordinated Indebtedness was issued or (b) the purchase, repurchase or other acquisition of any such subordinated Indebtedness purchased in anticipation of satisfying a scheduled maturity, scheduled sinking fund or scheduled mandatory redemption, in each case due within one year of the date of acquisition, or (iv) an Investment (other than a Permitted Investment) by the Company or a Restricted Subsidiary in any Person.

     "Restricted Subsidiary" means any Subsidiary of the Company that has not been designated an Unrestricted Subsidiary pursuant to the provision of the Indenture described under "-- Certain Covenants -- Restricted and Unrestricted Subsidiaries."

     "S&P" means Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc., and its successors.

     "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a Wholly Owned Subsidiary of such Person or between one or more Wholly Owned Subsidiaries of such Person) pursuant to which Property is sold or transferred by such Person or a Restricted Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries.

     "Senior Indebtedness" when used with respect to the Company means the obligations of the Company with respect to Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, Incurred or assumed, and any renewal, refunding, refinancing, replacement or extension thereof, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes; provided, however, that Senior

Indebtedness of the Company shall not include (i) Indebtedness of the Company to a Subsidiary of the Company, (ii) amounts owed for goods, materials or services purchased in the ordinary course of business, (iii) Indebtedness Incurred in violation of the Indenture, (iv) amounts payable or any other Indebtedness to employees of the Company or any Subsidiary of the Company, (v) any liability for federal, state, local or other taxes owed or owing by the Company, (vi) any Indebtedness of the Company that, when Incurred and without regard to any election under Section 1111(b) of the United States Bankruptcy Code, was without recourse to the Company, (vii) Pari Passu or Subordinated Indebtedness of the Company, (viii) Indebtedness of the Company that is represented by Redeemable Stock, (ix) Indebtedness evidenced by the Notes and (x) in-kind obligations relating to net oil and gas balancing positions. "Senior Indebtedness" of any Subsidiary Guarantor has a correlative meaning.

     "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

     "Stated Maturity," when used with respect to any security or any installment of principal thereof or interest thereon, means the date specified in such security as the fixed date on which the principal of such security or such installment of principal or interest is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Indebtedness" means Indebtedness of the Company (or a Subsidiary Guarantor) that is subordinated or junior in right of payment to the Notes (or a Subsidiary Guaranty, as appropriate) pursuant to a written agreement to that effect.

     "Subsidiary" of a Person means (i) another Person which is a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned or controlled by (a) the first Person, (b) the first Person and one or more of its Subsidiaries or (c) one or more of the first Person's Subsidiaries or (ii) another Person which is not a corporation (x) at least 50% of the ownership interest of which and (y) the power to elect or direct the election of a majority of the directors or other governing body of which are controlled by Persons referred to in clause (a), (b) or (c) above.

     "Subsidiary Guarantors" means, unless released from their Subsidiary Guaranties as permitted by the Indenture, any Restricted Subsidiary that becomes a guarantor of the Notes in compliance with the provisions of the Indenture and executes a supplemental indenture agreeing to be bound by the terms of the Indenture.

     "Subsidiary Guaranty" means an unconditional, unsecured senior subordinated guaranty of the Notes given by any Restricted Subsidiary pursuant to the terms of the Indenture.

     "Trade Accounts Payable" means accounts payable or other obligations of the Company or any Restricted Subsidiary to trade creditors created or assumed by the Company or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services.

     "Unrestricted Subsidiary" means (i) each Subsidiary of the Company that the Company has designated pursuant to the provision of the Indenture described under "-- Certain Covenants -- Restricted and Unrestricted Subsidiaries" as an Unrestricted Subsidiary and (ii) any Subsidiary of an Unrestricted Subsidiary.

     "U.S. Government Obligations" means securities that are (i) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian, with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

     "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

     "Wholly Owned Subsidiary" means, at any time, a Restricted Subsidiary of the Company all the Voting Stock of which (other than directors' qualifying shares) is at such time owned, directly or indirectly, by the Company and its other Wholly Owned Subsidiaries.

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that the Company will be discharged from its obligations with respect to the Notes (except for certain obligations to exchange or register the transfer of Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of the Notes of money or U.S. Government Obligations, or a combination thereof, which, through the payment of principal, premium, if any, and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Notes at Stated Maturity thereof or on earlier redemption in accordance with the terms of the Indenture and the Notes. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or (ii) since the date of the Indenture there has been a change in the applicable federal income tax law, in either case to the effect that Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur; and that the resulting trust will not be an "Investment Company" within the meaning of the Investment Company Act of 1940 unless such trust is qualified thereunder or exempt from regulation thereunder.

     The Indenture provides that if the Company takes the actions described below, it may omit to comply with certain covenants, including those described under "-- Repurchase at the Option of Holders Upon a Change of Control,"
"-- Certain Covenants" and in clauses (iv) and (v) under the first paragraph and in the second paragraph of "-- Merger, Consolidation and Sale of Substantially All Assets," and the occurrence of the Events of Default described below in clauses (iii) and (iv) (with respect to such covenants) and clauses (v), (vi),
(vii) (with respect to Significant Subsidiaries) and (viii) under "-- Events of Default and Notice" will be deemed not to be or result in an Event of Default. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of the Notes, money or U.S. Government Obligations, or a combination thereof, which, through the payment of principal, premium, if any, and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Notes at Stated Maturity thereof or on earlier redemption in accordance with the terms of the Indenture and the Notes. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur; and that the resulting trust will not be an "Investment Company" within the meaning of the Investment Company Act of 1940 unless such trust is qualified thereunder or exempt from regulation thereunder. If the Company were to exercise this option and the Notes were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments.

     If the Company exercises either of the options described above, each Subsidiary Guarantor, if any, will be released from all its obligations under its Subsidiary Guaranty.

EVENTS OF DEFAULT AND NOTICE

     The following are summaries of Events of Default under the Indenture with respect to the Notes: (i) failure to pay any interest on the Notes when due, continued for 30 days; (ii) failure to pay principal of (or premium, if any, on) the Notes when due; (iii) failure to comply with the provisions of the Indenture described under "Merger, Consolidation and Sale of Substantially All Assets;"
(iv) failure to perform any other covenant of the Company or any Subsidiary Guarantor in the Indenture, continued for 60 days after written notice to the Company from the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes; (v) a default by the Company or any Restricted Subsidiary under any Indebtedness for borrowed money (other than Non-recourse Purchase Money Indebtedness) which results in acceleration of the maturity of such Indebtedness, or failure to pay any such Indebtedness at maturity, in an amount greater than $5.0 million if such Indebtedness is not discharged or such acceleration is not rescinded or annulled within 10 days after written notice as provided in the Indenture; (vi) one or more final judgments or orders by a court of competent jurisdiction are entered against the Company or any Restricted Subsidiary in an uninsured or unindemnified aggregate amount outstanding at any time in excess of $5.0 million and such judgments or orders are not discharged, waived, stayed, satisfied or bonded for a period of 60 consecutive days; (vii) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary; or (viii) a Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of the Indenture and such Subsidiary Guaranty) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty.

     The Indenture provides that if an Event of Default (other than an Event of Default described in clause (vii) above) with respect to the Notes at the time outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by notice as provided in the Indenture may declare the principal amount of the Notes to be due and payable immediately. If an Event of Default described in clause (vii) above with respect to the Notes at the time outstanding shall occur, the principal amount of all the Notes will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of at least a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Notes, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of at least a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

     No Holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes,

(ii) the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding and has not received from the Holders of at least a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a Holder of Notes for the enforcement of payment of the principal of or any premium or interest on such Notes on or after the applicable due date specified in such Notes.

MODIFICATION OF THE INDENTURE; WAIVER

     The Indenture provides that modifications and amendments of the Indenture may be made by the Company, any Subsidiary Guarantors and the Trustee without the consent of any Holders of Notes in certain limited circumstances, including
(i) to cure any ambiguity, omission, defect or inconsistency, (ii) to provide for the assumption of the obligations of the Company under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all the assets of the Company and the Restricted Subsidiaries taken as a whole and certain other events specified in the provisions of the Indenture described under "Merger, Consolidation and Sale of Substantially All Assets," (iii) to provide for uncertificated Notes in addition to or in place of certificated Notes, (iv) to comply with any requirement of the Commission in order to effect or maintain the qualification of the Indenture under the 1939 Act, (v) to make any change that does not adversely affect the rights of any Holder of Notes in any material respect, (vi) to add or remove Subsidiary Guarantors pursuant to the procedure set forth in the Indenture and (vii) certain other modifications and amendments as set forth in the Indenture.

     The Indenture contains provisions permitting the Company, any Subsidiary Guarantors and the Trustee, with the written consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, to execute supplemental indentures or amendments adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Holders of the Notes, except that no such supplemental indenture, amendment or waiver may, without the consent of all the Holders of outstanding Notes, among other things, (i) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver, (ii) reduce the rate of or change the time for payment of interest on any Notes, (iii) change the currency in which any amount due in respect of the Notes is payable, (iv) reduce the principal of or any premium on or change the Stated Maturity of any Notes or alter the redemption or repurchase provisions with respect thereto, (v) reduce the relative ranking of any Notes, (vi) release any security that may have been granted to the Trustee in respect of the Notes, (vii) at any time after a Change of Control has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the Notes must be repurchased pursuant to such Change of Control Offer or (viii) make certain other significant amendments or modifications as specified in the Indenture.

     The Holders of at least a majority in principal amount of the outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of at least a majority in principal amount of the outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holders of each outstanding Note.

NOTICES

     Notices to Holders of the Notes will be given by mail to the addresses of such Holders as they may appear in the Security Register.

GOVERNING LAW

     The Indenture and the Notes are governed by and construed in accordance with the internal laws of the State of New York without reference to principles of conflicts of law.

TRUSTEE

     Texas Commerce Bank National Association is the Trustee under the Indenture. The Trustee maintains normal banking relationships with the Company and its Subsidiaries and may perform certain services for and transact other business with the Company and its Subsidiaries from time to time in the ordinary course of business.

                      EXCHANGE OFFER; REGISTRATION RIGHTS

     The Company agreed pursuant to a registration agreement (the "Registration Agreement") with the Initial Purchasers, for the benefit of the Holders, that the Company will, at its cost, use its reasonable best efforts to (i) not later than 60 days after the date of original issuance of the Old Notes, file a registration statement (the "Exchange Offer Registration Statement") with the Commission with respect to a registered offer (the "Exchange Offer") to exchange the Old Notes for new notes of the Company (the "Exchange Notes") having terms substantially identical in all material respects to the Old Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions) and (ii) cause the Exchange Offer Registration Statement to be declared effective under the Securities Act not later than 120 days after the date of original issuance of the Old Notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer the Exchange Notes in exchange for surrender of the Old Notes. The Company will use its reasonable best efforts to keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the Holders. For each Note surrendered to the Company pursuant to the Exchange Offer, the Holder of such Note will receive an Exchange Note having a principal amount equal to that of the surrendered Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Note surrendered in exchange therefor or, if no interest has been paid on such Note, from the date of its original issue. Under existing Commission interpretations, the Exchange Notes would be freely transferable by Holders other than affiliates of the Company after the Exchange Offer without further registration under the Securities Act if the holder of the Exchange Notes represents that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that it is not an affiliate of the Company, as such terms are interpreted by the Commission, provided that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of the Offered Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Agreement, the Company is required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes.

     A Holder of Old Notes (other than certain specified Holders) who wishes to exchange such Notes for Exchange Notes in the Exchange Offer will be required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an "affiliate" of the Company, as defined in Rule 405 under the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

     If (i) changes in law or applicable interpretations of the Commission staff do not permit the Company to effect such an Exchange Offer, (ii) for any other reason the Exchange Registration Statement is not declared effective within 120 days after the date of original issuance of the Old Notes or the Exchange Offer is not consummated within 150 days after the date of original issuance of the Old Notes, (iii) the Initial Purchasers so request with respect to Old Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer or (iv) any Holder (other than an Initial Purchaser) is not eligible to participate in the Exchange Offer or does not receive freely tradeable Exchange Notes in the Exchange Offer other than by reason of such Holder being an affiliate of the Company (it being understood that the requirement that a Participating Broker-Dealer deliver the prospectus contained in the Exchange Offer Registration Statement in connection with sales of Exchange Notes shall not result in such Exchange Notes being not "freely tradeable"), the Company will, at its cost, use its reasonable best efforts to
(i) as promptly as practicable, file a resale shelf registration statement (the "Shelf Registration Statement") covering resales of the Old Notes or the Exchange Notes, as the case may be, (ii) cause the Shelf Registration Statement to be declared effective under the Securities Act and (iii) keep the Shelf Registration Statement effective until two years after its effective date (or until one year after such effective date if such Shelf Registration Statement is filed at the request of an Initial Purchaser). The Company will, in the event a Shelf Registration Statement is filed, among other things, provide to each Holder for whom such Shelf Registration Statement was filed copies of the prospectus that is a part of the Shelf Registration Statement, notify each such Holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes or the Exchange Notes, as the case may be. A Holder who sells such Old Notes or Exchange Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions of the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement which are applicable to such Holder (including certain indemnification obligations).

     If (i) on or prior to the 60th day following the date of original issuance of the Old Notes, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been filed with the Commission, (ii) on or prior to the 120th day following the date of original issuance of the Old Notes, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been declared effective, (iii) on or prior to the 150th day following the date of original issuance of the Old Notes, neither the Exchange Offer has been consummated nor the Shelf Registration Statement has been declared effective or (iv) after either the Exchange Offer Registration Statement or the Shelf Registration Statement has been declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of Old Notes or Exchange Notes in accordance with and during the periods specified in the Registration Agreement (each such event referred to in clauses (i) through (iv), a "Registration Default"), interest ("Special Interest") will accrue on the Old Notes and the Exchange Notes (in addition to the stated interest on the Offered Notes and the Exchange Notes) from and including the date on which the first such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. Special Interest will accrue at a rate of 0.5% per annum during the 90-day period immediately following the occurrence of the first such Registration Default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall such rate exceed 1.50% per annum.

     All accrued Special Interest shall be paid to Holders in the same manner in which payments of other interest are made pursuant to the Indenture. See "Description of the Notes -- General."

     The summary herein of certain provisions of the Registration Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Agreement, a copy of which is available upon request to the Company.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion of the material United Stated Federal income tax consequences of the Exchange Offer is for general information only. It is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations, and judicial and administrative determinations, all of which are subject to change at any time, possibly on a retroactive basis. The following relates only to the Old Notes, and the Exchange Notes received therefor, that are held as "capital assets" within the meaning of Section 1221 of the Code. It does not discuss state, local or foreign tax consequences, nor, except as otherwise noted, does it discuss tax consequences to categories of holders that are subject to special rules, such as foreign persons, tax-exempt organizations, insurance companies, banks and dealers in stocks and securities. Tax consequences may vary depending on the particular status of an investor. No rulings will be sought from the Internal Revenue Service ("IRS") with respect to the Federal income tax consequences of the Exchange Offer.

     THIS SECTION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PURCHASE THE NOTES. EACH INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS AND OTHER TAX LAWS TO ITS PARTICULAR SITUATION BEFORE DETERMINING WHETHER TO PURCHASE THE NOTES.

PAYMENT OF INTEREST AND SPECIAL INTEREST

     Interest on an Old Note, including Special Interest payable to U.S. Holders of Old Notes under the circumstances described under "Exchange Offer; Registration Rights," and interest on an Exchange Note generally will be includable in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes. The Old Notes were not issued with original issue discount ("OID") within the meaning of the Code. Because there is only a remote possibility that a Registration Default will occur, the Company believes that any Special Interest payable to U.S. Holders as a result of a Registration Default will not cause the Old Notes to be considered issued with OID and that any Special Interest will be taken into account by each U.S. Holder as ordinary income only to the extent and at such time that the interest becomes fixed or is actually paid.

SALE, EXCHANGE OR REDEMPTION

     Subject to the discussion of the Exchange Offer below and the market discount rules, upon the sale, exchange or redemption of an Old Note or Exchange Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income or market discount not previously included in income which is taxable as ordinary income) and (ii) such U.S. Holder's adjusted tax basis in the Old Note or Exchange Offered Note. A U.S. Holder's adjusted tax basis in an Old Note or Exchange Note generally will equal the cost of the Old Note or Exchange Note to such U.S. Holder increased by the amount of any market discount previously taken into income by the U.S. Holder, and reduced by the amount of any bond premium amortized by the U.S. Holder with respect to the Old Notes or Exchange Notes. Capital gain recognized by an individual generally will be subject to a maximum United States federal income tax rate of (i) 39.6% if the U.S. Holder held the asset for not more than one year, (ii) 28% if the U.S. Holder held the asset for more than one year but not more than eighteen months and (iii) 20% if the U.S. Holder held the asset for more than eighteen months.

AMORTIZABLE BOND PREMIUM

     Generally, the excess of a U.S. Holder's tax basis in an Old Note or Exchange Note over the amount payable at maturity is bond premium that the U.S. Holder may elect to amortize under Section 171 of the Code on a yield to maturity basis over the period from the U.S. Holder's acquisition date to the maturity date of the Old Note or Exchange Note. The amortizable bond premium is treated as an offset to interest income on the Old Note or Exchange Note for United States federal income tax purposes. A U.S. Holder who elects to amortize bond premium must reduce its tax basis in the Old Note or Exchange Note by the deductions allowable for amortizable bond premium. An election to amortize bond premium is revocable only with the consent of the IRS and applies to all obligations owned or acquired by the U.S. Holder on or after the first day of the taxable year to which the election applies.

     An Old Note or Exchange Note may be called or submitted for redemption at a premium prior to maturity. See "Description of the Notes -- Optional Redemption." An earlier call date is treated as the maturity date of the Old Note or Exchange Note and the amount of bond premium is determined by treating the amount payable on such call date as the amount payable at maturity, if such a calculation produces a smaller bond premium than the method described in the preceding paragraph. If a U.S. Holder is required to amortize and deduct the bond premium by reference to a certain call date, the Old Note or Exchange Note will be treated as maturing on that date for the amount then payable. If the Old Note or Exchange Note is not redeemed on that call date, the Old Note or Exchange Note will be treated as reissued on that date for the amount of the call price on that date. If an Old Note or Exchange Note purchased at a premium is redeemed prior to its maturity, a U.S. Holder who has elected to deduct the bond premium may be permitted to deduct any remaining unamortized bond premium as an ordinary loss in the taxable year of the redemption.

MARKET DISCOUNT

     The resale of Old Notes or Exchange Notes may be affected by the market discount provisions of the Code. A U.S. Holder has market discount if an Old Note or Exchange Note is purchased (other than at original issue) at an amount below the stated redemption price at maturity of the Old Note or Exchange Note. A de minimis amount of market discount is ignored. A U.S. Holder of an Old Note or Exchange Note with market discount must either elect to include market discount in income as it accrues or treat a portion of the gain recognized on the disposition or retirement of the Old Note or Exchange Note as ordinary income. The amount of gain treated as ordinary income would equal the lesser of
(i) the gain recognized (or the appreciation, in the case of a nontaxable transaction such as a gift) or (ii) the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) while the Old Note or Exchange Note was held by the U.S. Holder.

     A U.S. Holder who acquires an Old Note or Exchange Note at a market discount also may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such Old Note or Exchange Note until the U.S. Holder disposes of the Old Note or Exchange Note in a taxable transaction. Moreover, to the extent of any accrued market discount on such Old Note or Exchange Note, any partial principal payment with respect to an Old Note or Exchange Note will be includible as ordinary income upon receipt, as will the fair market value of the Old Note or Exchange Note on certain otherwise non-taxable transfers (such as gifts).

     A U.S. Holder of Old Notes or Exchange Notes acquired at a market discount may elect for United States federal income tax purposes to include market discount in gross income as the discount accrues, either on a straight-line basis or on a constant interest rate basis. This current inclusion election, once made, applies to all market discount obligations acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. If a U.S. Holder of Old Notes or Exchange Notes makes such an election, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of such debt instruments and on any partial principal payment with respect to the Old Notes or Exchange Notes, and the deferral of interest deductions on indebtedness incurred or maintained to purchase or carry such debt instruments, would not apply.

THE EXCHANGE OFFER

     Pursuant to recently issued Treasury regulations, the exchange of Old Notes for Exchange Notes pursuant to the Exchange Offer should not constitute a significant modification of the terms of the Old Notes and, accordingly, such exchange should not be treated as a taxable event for federal income tax purposes. Therefore, such exchange should have no federal income tax consequences to U.S. Holders of Old Notes, and each U.S. Holder of Exchange Notes would continue to be required to include interest on the Exchange Notes in its gross income in accordance with its method of accounting for federal income tax purposes.

NON-U.S. HOLDERS

     Under present United States federal income and estate tax law and subject to the discussion of backup withholding below:

          (a) Payments of interest on the Old Notes or the Exchange Notes by the Company or any agent of the Company to any holder of an Old Note or an Exchange Note that is not a U.S. Holder (a "Non-U.S. Holder") will not be subject to United States federal withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the Non-U.S. Holder and provided that (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote; (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company through stock ownership; and (iii) either (A) the beneficial owner of the Old Notes or the Exchange Notes certifies (by submitting to the Company or its agent a Form W-8 (or a suitable substitute form)) in compliance with applicable laws and regulations to the Company or its agent, under penalties of perjury, that it is not a "United States person" as defined in the Code and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution"), and holds the Old Notes or the Exchange Notes on behalf of the beneficial owner, provides a statement to the Company or its agent in which it certifies that a Form W-8 (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof. A Non-U.S. Holder that is not exempt from tax under these rules will be subject to United States federal income tax withholding at a rate of 30% unless the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to the United States federal income tax on net income that applies to United States persons generally. Non-U.S. Holders should consult applicable income tax treaties, which may include different rules.

          (b) A Non-U.S. Holder will generally not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or redemption of an Old Note or an Exchange Note unless (i) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met or (iii) the Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates. The amount withheld in accordance with these rules will be creditable against the Non-U.S. Holder's United States federal income tax liability and may entitle the Non-U.S. Holder to a refund upon furnishing the required information to the IRS. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

          (c) An Old Note or an Exchange Note held by an individual who at the time of death is not a citizen or resident of the United States for United States federal estate tax purposes will not be subject to United States federal estate tax as a result of such individual's death if, at the time of such death, the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and the income on the Old Notes or the

     Exchange Notes would not have been effectively connected with the conduct of a trade or business by the individual in the United States.

     Recently proposed Treasury regulations that would be effective January 1, 1998, provide for several alternative methods for Non-U.S. Holders or "qualified intermediaries" who hold the Old Notes or the Exchange Notes on behalf of Non-U.S. Holders to obtain an exemption from withholding on interest payments. The proposed Treasury regulations also would require, in the case of Old Notes or Exchange Notes held by a foreign partnership, that (i) the certification described in clause (a) (iii) of the preceding paragraph be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information to the payor, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. There can be no assurance as to whether the proposed Treasury regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

     Except to the extent that an applicable treaty otherwise provides, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the Non-U.S. Holder. Effectively connected interest received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the Non-U.S. Holder delivers a properly executed IRS Form 4224 to the payor.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements may apply to principal and interest payments on an Old Note or Exchange Note and to payments of the proceeds of the sale of an Old Note or Exchange Note. A 31% backup withholding tax may apply to such payments unless the Holder (i) is a corporation, Non-U.S. Holder or comes within certain other exempt categories and, when required, demonstrates its exemption, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Holder of an Old Note or Exchange Note who does not provide the Company with the Holder's correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a credit against such Holder's United States federal income tax, provided that the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Agreement (including certain indemnification rights and
obligations). In addition, until             ,      , all dealers effecting
transactions in the Exchange Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed in the Registration Agreement to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and to indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                       TRANSFER RESTRICTIONS ON OLD NOTES

OFFERING AND SALES BY THE INITIAL PURCHASERS

     The Old Notes were not registered under the Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in accordance with an applicable exemption from the registration requirements thereof. Accordingly, the Old Notes were offered and sold only (i) in the United States to QIBs under Rule 144A under the Securities Act and (ii) outside the United States to non-U.S. persons ("foreign purchasers") in reliance upon Regulation S under the Securities Act. Each foreign purchaser that is a purchaser of Old Notes from the Initial Purchasers (an "Initial Foreign Purchaser") was required to sign a certificate in the form provided by the Initial Purchasers.

INVESTOR REPRESENTATIONS AND RESTRICTIONS ON RESALE

     Each purchaser of the Old Notes was deemed to have represented and agreed as follows:

          (1) it is acquiring the Old Notes for its own account or for an account with respect to which it exercises sole investment discretion, and that it or such account is a QIB or a foreign purchaser outside the United States;

          (2) it acknowledges that the Old Notes have not been registered under the Securities Act and may not be sold except as permitted below;

          (3) it understands and agrees (x) that such Old Notes are being offered only in a transaction not involving any public offering within the meaning of the Securities Act, and (y) that (A) if within two years after the date of original issuance of the Old Notes or if within three months after it ceases to be an affiliate (within the meaning of Rule 144 under the Securities Act) of the Company, it decides to resell, pledge or otherwise transfer such Old Notes on which the legend set forth below appears, such Old Notes may be resold, pledged or transferred only (i) to the Company, (ii) so long as such security is eligible for resale pursuant to Rule 144A, to a person whom the seller reasonably believes is a QIB that purchases for its own account or for the account of a QIB to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A (as indicated by the box checked by the transferor on the Certificate of Transfer on the reverse of the Old Note if such Old Note is not in book-entry form), (iii) in an offshore transaction in accordance with Regulation S (as indicated by the box checked by the transferor on the Certificate of Transfer on the reverse of the Old Note if such Old Note is not in book-entry form), (iv) to an Institutional Accredited Investor, as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act (as indicated by the box checked by the transferor on the Certificate of Transfer on the reverse of the Old Note if such Old Note is not in book-entry form), that is acquiring the Old Notes for investment purposes and not for distribution, and a certificate which may be obtained from the Company or the Trustee is delivered by the transferee to the Company and the Trustee, (v) pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 144 (if applicable) under the Securities Act or (vi) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States, (B) the purchaser will, and each subsequent holder is required to, notify any purchaser of Old Notes from it of the resale restrictions referred to in
     (A) above, if then applicable, and (C) with respect to any transfer of Old Notes by an Institutional Accredited Investor, such holder will deliver to the Company and the Trustee such certificates and other information as they may reasonably require to confirm that the transfer by it complies with the foregoing restrictions.

          (4) it understands that the notification requirement referred to in
     (3) above will be satisfied, in the case only of transfers by physical delivery of certificated Old Notes other than a Global Security, by virtue of the fact that the following legend will be placed on the Old Notes unless otherwise agreed to by the Company:

        "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING THIS SECURITY, AGREES FOR THE BENEFIT OF THE COMPANY THAT THIS SECURITY MAY NOT BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED (X) PRIOR TO THE SECOND ANNIVERSARY OF THE ISSUANCE HEREOF (OR A PREDECESSOR SECURITY HERETO) OR
        (Y) BY ANY HOLDER THAT WAS AN AFFILIATE OF THE COMPANY AT ANY TIME DURING THE THREE MONTHS PRECEDING THE DATE OF SUCH TRANSFER, IN EITHER CASE OTHER THAN (1) TO THE COMPANY, (2) SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A (AS INDICATED BY THE BOX CHECKED BY THE TRANSFEROR ON THE CERTIFICATE OF TRANSFER ON THE REVERSE OF THIS SECURITY), (3) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT (AS INDICATED BY THE BOX CHECKED BY THE TRANSFEROR ON THE CERTIFICATE OF TRANSFER ON THE REVERSE OF THIS SECURITY), (4) TO AN INSTITUTION THAT IS AN "ACCREDITED INVESTOR" AS DEFINED IN RULE 501(a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

        BLY REQUIRE TO CONFIRM THAT ANY TRANSFER BY IT OF THIS SECURITY COMPLIES WITH THE FOREGOING RESTRICTIONS. THE HOLDER HEREOF, BY PURCHASING THIS SECURITY, REPRESENTS AND AGREES FOR THE BENEFIT OF THE COMPANY THAT IT IS (1) A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A OR (2) AN INSTITUTION THAT IS AN "ACCREDITED INVESTOR" AS DEFINED IN RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT AND THAT IT IS HOLDING THIS SECURITY FOR INVESTMENT PURPOSES AND NOT FOR DISTRIBUTION OR (3) A NON-U.S. PERSON OUTSIDE THE UNITED STATES WITHIN THE MEANING OF (OR AN ACCOUNT SATISFYING THE REQUIREMENTS OF PARAGRAPH (o)(2) OF RULE 902 UNDER) REGULATION S UNDER THE SECURITIES ACT."

          (5) it (i) is able to fend for itself in the transactions contemplated by the Offering Memorandum; (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Old Notes; and (iii) has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment;

          (6) it has received a copy of the Offering Memorandum and acknowledges that it has had access to such financial and other information and has been afforded the opportunity to ask questions of the Company and receive answers thereto, as it deemed necessary in connection with its decision to purchase the Old Notes; and

          (7) it understands that the Company, the Initial Purchasers and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that if any of the acknowledgments, representations and agreements deemed to have been made by its purchase of the Old Notes are no longer accurate, it shall promptly notify the Company and the Initial Purchasers; and if it is acquiring the Old Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgments, representations and agreements on behalf of such account.

                                 LEGAL MATTERS

     The validity of the issuance of the Exchange Notes offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     Information appearing in this Prospectus regarding the gross quantities of reserves of the oil and gas properties owned by the Company and the future cash flows and the present values thereof from such reserves, other than all such information as of August 1, 1997 and the reserves attributed to Eugene Island Block 243 Field at December 31, 1994, which information is based on estimates prepared by the Company, is based on estimates of such reserves and present values prepared by Atwater Consultants, Ltd. and Cawley, Gillespie & Associates, Inc., both independent petroleum engineers.

     The consolidated financial statements of the Company as of December 31, 1996 and 1995, and for the three years in the period ended December 31, 1996, included elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. With respect to the unaudited interim financial information as of and for the three and six months ended June 30, 1997 and 1996, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                         GLOSSARY OF OIL AND GAS TERMS

     The definitions set forth below shall apply to the indicated terms as used in this Offering Memorandum. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bbls/d. Barrels of crude oil or other liquid hydrocarbons per day.

     Bcf. Billion cubic feet.

     BOE. Barrels of oil equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     Completion. The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

     Developed acreage. The number of acres that are allocated or assignable to producing wells or wells capable of production.

     Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Exploratory well. A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

     Farmin or farmout agreement. An agreement whereunder the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farmin" while the interest transferred by the assignor is a "farmout."

     Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

     Finding costs. Costs associated with acquiring and developing proved oil and gas reserves which are capitalized by the Company pursuant to generally accepted accounting principles, excluding any capitalized general and administrative expenses.

     Gross acreage or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

     Liquids. Crude oil, condensate and natural gas liquids.

     MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

     MBbls/d. One thousand barrels of crude oil or other liquid hydrocarbons per day.

     MBOE. One thousand barrels of oil equivalent.

     MBOE/d. One thousand barrels of oil equivalent per day.

     Mcf. One thousand cubic feet.

     Mcf/d. One thousand cubic feet per day.

     MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

     MMBOE. One million barrels of oil equivalent.

     MMBtu. One million Btus.

     MMcf. One million cubic feet.

     MMcf/d. One million cubic feet per day.

     MMS. Mineral Management Service of the United States Department of the Interior.

     Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

     Oil. Crude oil and condensate.

     Present value. When used with respect to oil and natural gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

     Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Proved developed nonproducing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

     Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

     Proved reserves. The estimated quantities of oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on developed acreage where the subject reserves cannot be recovered without drilling additional wells.

     Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

     Royalty interest. An interest in an oil and natural gas property entitling the owner to a share of oil or natural gas production free of costs of production.

     Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

     Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

     Workover. Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheet of Stone Energy Corporation as of
  June 30, 1997 and December 31, 1996 and 1995..............  F-3
Consolidated Statements of Operations of Stone Energy
  Corporation for six months ended June 30, 1997 and 1996
  and the years ended December 31, 1996, 1995 and 1994......  F-4
Consolidated Statements of Cash Flows of Stone Energy
  Corporation for the six months ended June 30, 1997 and
  1996 and the years ended December 31, 1996, 1995 and
  1994......................................................  F-5
Consolidated Statement of Changes in Equity of Stone Energy
  Corporation for the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994..............  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Stone Energy Corporation:

     We have audited the accompanying consolidated balance sheets of Stone Energy Corporation (a Delaware corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stone Energy Corporation and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

New Orleans, Louisiana
February 28, 1997

                            STONE ENERGY CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                                            DECEMBER 31,
                                                          JUNE 30,      --------------------
                                                            1997          1996        1995
                                                         -----------    --------    --------
                                                         (UNAUDITED)
                                                            (DOLLAR AMOUNTS IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
ASSETS
Current assets:
  Cash and cash equivalents............................   $ 10,396      $  9,864    $  6,286
  Marketable securities, at market.....................     16,003        10,331      10,232
  Accounts receivable..................................     11,247        12,466       7,247
  Unbilled accounts receivable.........................        196           470          89
  Other current assets.................................        432            94         612
                                                          --------      --------    --------
          Total current assets.........................     38,274        33,225      24,466
Oil and gas properties -- full cost method of
  accounting:
  Proved, net of accumulated depreciation, depletion
     and amortization of $137,192, $125,533 and
     $106,277, respectively............................    207,013       167,562     108,820
  Unevaluated..........................................      3,146         3,834       2,428
Building and land, net of accumulated depreciation of
  $122, $79 and $0, respectively.......................      3,606         3,390       3,284
Other assets, net of accumulated depreciation and
  amortization of $2,268, $2,058 and $4,177,
  respectively.........................................      1,517         1,395         462
                                                          --------      --------    --------
          Total assets.................................   $253,556      $209,406    $139,460
                                                          ========      ========    ========

                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term loans...................   $     78      $     76    $     69
  Advance payments.....................................        279           354         373
  Accounts payable to vendors..........................     27,620        17,651      10,980
  Undistributed oil and gas proceeds...................      6,057         4,567       5,228
  Other accrued liabilities............................      1,512         3,894       2,437
                                                          --------      --------    --------
          Total current liabilities....................     35,546        26,542      19,087
Long-term loans........................................     51,137        26,172      47,754
Deferred tax liability.................................     15,264        12,112       5,413
Other long-term liabilities............................      2,079           139         279
                                                          --------      --------    --------
          Total liabilities............................    104,026        64,965      72,533
                                                          --------      --------    --------
Commitments and Contingencies (see Note 9)
Common Stock, $.01 par value; authorized 25,000,000
  shares; issued and outstanding 15,015,408, 15,015,408
  and 11,792,349 shares, respectively..................        150           150         118
Paid-in capital........................................    118,502       118,606      52,157
Retained earnings......................................     30,878        25,685      14,652
                                                          --------      --------    --------
          Total equity.................................    149,530       144,441      66,927
                                                          --------      --------    --------
          Total liabilities and equity.................   $253,556      $209,406    $139,460
                                                          ========      ========    ========

The accompanying notes are an integral part of this consolidated balance sheet.

                            STONE ENERGY CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                            SIX MONTHS
                                          ENDED JUNE 30,         YEAR ENDED DECEMBER 31,
                                         -----------------     ---------------------------
                                          1997      1996        1996      1995      1994
                                         -------   -------     -------   -------   -------
                                            (UNAUDITED)
                                         (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Oil and gas production...............  $29,005   $28,391     $55,839   $38,693   $31,179
  Overhead reimbursements and
     management fees...................      255       365         814       522       444
  Other income.........................      639       740       1,312     1,336     1,264
                                         -------   -------     -------   -------   -------
          Total revenues...............   29,899    29,496      57,965    40,551    32,887
                                         -------   -------     -------   -------   -------
Expenses:
  Normal lease operating expenses......    4,362     3,968       8,625     6,294     5,312
  Major maintenance expenses...........      486       260         427       446     1,834
  Production taxes.....................    1,499     1,511       3,399     3,057     2,303
  Depreciation, depletion and
     amortization......................   11,929    10,334      19,564    15,719    11,569
  Interest.............................    1,103     1,537       3,574     2,191       982
  Salaries and other employee costs
     ..................................    1,047       951       2,062     1,663     1,566
  Incentive compensation plan..........      316       278         928        85     1,358
  General and administrative costs ....      712       711       1,447     1,635     1,533
                                         -------   -------     -------   -------   -------
          Total expenses...............   21,454    19,550      40,026    31,090    26,457
                                         -------   -------     -------   -------   -------
Net income before income taxes.........    8,445     9,946      17,939     9,461     6,430
                                         -------   -------     -------   -------   -------
Provision for income taxes:
  Current..............................      100       122         208       131        --
  Deferred.............................    3,152     3,707       6,698     3,514     2,410
                                         -------   -------     -------   -------   -------
          Total income taxes...........    3,252     3,829       6,906     3,645     2,410
                                         -------   -------     -------   -------   -------
Net income.............................  $ 5,193   $ 6,117     $11,033   $ 5,816   $ 4,020
                                         =======   =======     =======   =======   =======
Earnings per common share (see Note 1):
  Net income per share.................  $  0.33   $  0.51     $  0.89   $  0.49   $  0.34
                                         =======   =======     =======   =======   =======
  Net income per share assuming full
     dilution..........................  $  0.33   $  0.51     $  0.88   $  0.49   $  0.34
                                         =======   =======     =======   =======   =======
  Average shares outstanding...........   15,312    11,954      12,356    11,818    11,801
                                         =======   =======     =======   =======   =======
  Average shares outstanding assuming
     full dilution.....................   15,327    11,954      12,486    11,847    11,870
                                         =======   =======     =======   =======   =======

  The accompanying notes are an integral part of this consolidated statement.

                            STONE ENERGY CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                             SIX MONTHS
                                                             ENDED JUNE             YEAR ENDED DECEMBER 31,
                                                        --------------------    --------------------------------
                                                          1997        1996        1996        1995        1994
                                                        --------    --------    --------    --------    --------
                                                            (UNAUDITED)
                                                                )                   (DOLLAR AMOUNTS IN THOUSANDS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..........................................  $  5,193    $  6,117    $ 11,033    $  5,816    $  4,020
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation, depletion and amortization .........    11,929      10,334      19,564      15,719      11,569
    Provision for deferred income taxes...............     3,152       3,707       6,698       3,514       2,410
    Gain on sale of other assets......................        --          --          --          --         (88)
                                                        --------    --------    --------    --------    --------
                                                          20,274      20,158      37,295      25,049      17,911
  (Increase) decrease in marketable securities........    (5,672)     (5,760)        (99)      4,964     (15,196)
  (Increase) decrease in accounts receivable .........     1,493      (1,835)     (5,600)        426         850
  (Increase) decrease in other current assets ........      (356)        (28)        518        (370)        904
  Increase (decrease) in accrued liabilities .........      (967)        300         777      (2,260)      5,586
  Deferred financing costs............................        --          --        (418)       (151)       (128)
  Other...............................................     1,942         (16)       (140)       (159)       (318)
                                                        --------    --------    --------    --------    --------
Net cash provided by operating activities.............    16,714      12,819      32,333      27,499       9,609
                                                        --------    --------    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in oil and gas properties................   (40,453)    (16,321)    (72,733)    (48,122)    (41,174)
  Sale of reserves in place...........................        --          --          --          --       2,011
  Proceeds from sale of other assets..................        --          --          --          --         179
  Purchase of building and land, building additions
    and renovations...................................      (260)         --        (185)     (3,284)         --
  Other asset additions...............................      (332)       (191)       (743)       (101)       (148)
                                                        --------    --------    --------    --------    --------
Net cash used in investing activities.................   (41,045)    (16,512)    (73,661)    (51,507)    (39,132)
                                                        --------    --------    --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings............................    25,000       9,000      49,000      30,098      22,725
  Repayment of debt...................................       (33)     (4,034)    (70,575)     (5,000)    (16,223)
  Sale of common stock................................      (104)         --      66,446          --          --
  Exercise of stock options...........................        --          34          35          66          28
                                                        --------    --------    --------    --------    --------
Net cash provided by financing activities.............    24,863       5,000      44,906      25,164       6,530
                                                        --------    --------    --------    --------    --------
Net increase (decrease) in cash and cash
  equivalents.........................................       532       1,307       3,578       1,156     (22,993)
Cash and cash equivalents, beginning of year..........     9,864       6,286       6,286       5,130      28,123
                                                        --------    --------    --------    --------    --------
Cash and cash equivalents, end of year................  $ 10,396    $  7,593    $  9,864    $  6,286    $  5,130
                                                        ========    ========    ========    ========    ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest (net of amount capitalized)..............  $  1,003    $  1,496    $  3,672    $  1,927    $  1,053
    Income taxes......................................       100          44         145         216          --
                                                        --------    --------    --------    --------    --------
                                                        $  1,103    $  1,540    $  3,817    $  2,143    $  1,053
                                                        ========    ========    ========    ========    ========

  The accompanying notes are an integral part of this consolidated statement.

                            STONE ENERGY CORPORATION

                  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                                                             COMMON    PAID-IN     RETAINED
                                                             STOCK     CAPITAL     EARNINGS
                                                             ------    --------    --------
                                                             (DOLLAR AMOUNTS IN THOUSANDS)
Balance, December 31, 1993.................................   $118     $ 52,063    $ 4,816
  Net income...............................................     --           --      4,020
  Exercise of stock options................................                  28         --
                                                              ----     --------    -------
Balance, December 31, 1994.................................    118       52,091      8,836
  Net income...............................................     --           --      5,816
  Exercise of stock options................................                  66         --
                                                              ----     --------    -------
Balance, December 31, 1995.................................    118       52,157     14,652
  Net income...............................................     --           --     11,033
  Sale of common stock.....................................     32       66,414         --
  Exercise of stock options................................                  35         --
                                                              ----     --------    -------
Balance, December 31, 1996.................................    150      118,606     25,685
  Net income...............................................     --           --      5,193
  Expenses for sale of common stock........................     --         (104)        --
                                                              ----     --------    -------
Balance, June 30, 1997 (unaudited).........................   $150     $118,502    $30,878
                                                              ====     ========    =======

  The accompanying notes are an integral part of this consolidated statement.

                            STONE ENERGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Stone Energy Corporation (the "Company" or "Stone Energy") is an independent oil and gas company primarily engaged in the acquisition, exploitation and operation of producing oil and gas properties located in the Gulf Coast Basin. The Company's business strategy is focused on the acquisition of mature properties with established production history that have significant exploitation and development potential. Since implementing its present business strategy in 1989, Stone Energy has acquired 14 properties, net of dispositions, that comprise its asset base -- eight offshore and six onshore Louisiana. The Company is headquartered in Lafayette, Louisiana, with additional offices in New Orleans and Houston.

     The Company was organized under the laws of the State of Delaware in March 1993 to become a holding company for The Stone Petroleum Corporation ("TSPC") and its subsidiaries and interests in certain partnerships (the "Acquisition Partnerships").

     A summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements is set forth below:

     Consolidation:

     The consolidated financial statements include the accounts of the Company and its proportionate share of the Acquisition Partnerships; TSPC, a wholly-owned subsidiary organized in June 1981 and TSPC's proportionate share of managed limited partnerships. In December 1996, TSPC adopted a plan of dissolution whereby a majority of its assets are to be transferred to the Company. Any assets necessary to satisfy any known liabilities will remain in TSPC. In December 1994, Cut Off Corporation ("Cut Off"), a wholly-owned subsidiary of TSPC organized in May 1991, was merged into TSPC. The accounts of Cut Off were included in the consolidated financial statements prior to the merger. In December 1993, The Stone Programs Corporation ("Programs"), a wholly-owned subsidiary of TSPC organized in March 1976 as a broker dealer, was liquidated and The Stone Properties Corporation ("Properties"), a wholly-owned subsidiary of TSPC organized in August 1990, was merged into TSPC. Prior to such liquidation and merger, the accounts of both Programs and Properties were included in the consolidated financial statements. Both Properties and Cut Off were organized for the purpose of purchasing certain oil and gas properties and conducting related development and operational activities. All intercompany balances and transactions are eliminated.

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used primarily when accounting for depreciation, depletion and amortization, taxes and contingencies.

     Fair Value of Financial Instruments:

     Fair value of cash, cash equivalents, net accounts receivable, accounts payable and debt approximates book value at December 31, 1996.

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

     Oil and Gas Properties:

     The Company follows the full cost method of accounting for oil and gas properties. Under this method, all acquisition, exploration and development costs, including certain related employee costs and general and administrative costs (less any reimbursements for such costs), incurred for the purpose of finding oil and gas are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals and other costs related to such activities. Employee, general and administrative costs that are capitalized include salaries and all related fringe benefits paid to employees directly engaged in the acquisition, exploration and development of oil and gas properties, as well as all other directly identifiable general and administrative costs associated with such activities, such as rentals, utilities and insurance. Fees received from managed partnerships for providing such services are accounted for as a reduction of capitalized costs. Employee, general and administrative costs associated with production operations and general corporate activities are expensed in the period incurred.

     The Company amortizes its investment in oil and gas properties using the future gross revenue method, a unit of production method, whereby the annual provision for depreciation, depletion and amortization is computed by dividing revenue produced during the period by future gross revenues at the beginning of the period, and applying the resulting rate to the cost of oil and gas properties, including estimated future development, restoration, dismantlement and abandonment costs. Additionally, the capitalized costs of oil and gas properties cannot exceed the present value of the estimated net cash flow from its proved reserves, together with the lower of cost or estimated fair value of its unevaluated properties (the full cost ceiling). Transactions involving sales of reserves in place, unless extraordinarily large portions of reserves are involved, are recorded as adjustments to the reserves for accumulated depreciation, depletion and amortization.

     Oil and gas properties include $3,834 and $2,428 of unevaluated properties and related costs that are not being amortized at December 31, 1996 and 1995, respectively. These costs are associated with the acquisition and evaluation of unproved properties and major development projects expected to entail significant costs to ascertain quantities of proved reserves. The unevaluated costs at December 31, 1996 relate to acquisition and development costs incurred during 1996, and at December 31, 1995 relate to acquisition costs incurred in 1994. The Company currently believes that the unevaluated properties at December 31, 1996 will be evaluated within one to 24 months. The excluded costs and related proved reserves will be included in the amortization base as the properties are evaluated and proved reserves are established or impairment is determined. Interest capitalized on unevaluated properties during the years ended December 31, 1996 and 1995 was $90 and $246, respectively.

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed of." The Company adopted SFAS No. 121 in 1996. The effect of adopting SFAS No. 121 was not material.

     Cash and Cash Equivalents:

     The Company considers all highly liquid investments in overnight securities through its commercial bank accounts, which result in available funds on the next business day, to be cash and cash equivalents.

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

     Marketable Securities:

     The Company has retained a third-party investment firm to manage its portfolio of short-term marketable securities, which are actively and frequently bought and sold with the primary objective of generating profits on the short-term differences in prices. Thus, the related security investments are classified as trading securities, which are marked to market in accordance with SFAS No. 115. All realized and unrealized gains and losses are included in current operating results. The securities included in the portfolio are primarily U.S. Treasury obligations and mortgage-backed securities with an average maturity of not more than 180 days.

     Income Taxes:

     The Company accounts for income taxes in accordance with SFAS No. 109. Provisions for income taxes include deferred taxes resulting primarily from temporary differences due to different reporting methods for oil and gas properties for financial reporting purposes and income tax purposes. For financial reporting purposes, all exploratory and development expenditures are capitalized and depreciated, depleted and amortized on the future gross revenue method. For income tax purposes, only the equipment and leasehold costs relative to successful wells are capitalized and recovered through depreciation or depletion. Generally, most other exploratory and development costs are charged to expense as incurred; however, the Company uses certain provisions of the Internal Revenue Code which allow capitalization of intangible drilling costs where management deems appropriate. Other financial and income tax reporting differences occur as a result of statutory depletion, different reporting methods for sales of oil and gas reserves in place, and different reporting periods used in accounting for income and costs arising from oil and gas operations conducted through tax partnerships.

     Gas Production Revenues:

     The Company records as revenue only that portion of gas production sold and allocable to its ownership interest in the related well. Any gas production proceeds received in excess of its ownership interest are reflected as a liability in the accompanying consolidated financial statements. Revenues relating to gas production to which the Company is entitled but for which the Company has not received payment are not recorded in the consolidated financial statements until compensation is received.

     Net under-balanced production positions at December 31, 1996 and 1995 are immaterial.

     Earnings Per Common Share:

     Earnings per share for each of the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, was computed by dividing net earnings by the sum of the outstanding shares of Common Stock of the Company, plus Common Stock Equivalents, thereby reflecting the dilutive effect of stock options granted to outside directors and certain employees on various dates through December 31, 1996 (see Note 10).

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," which simplifies the computation of earnings per share (EPS). SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, and requires restatement for all prior period EPS data presented. Pro forma EPS and EPS assuming dilution calculated in accordance with SFAS No. 128 totaled $0.35 and $0.34 per share, respectively, for the six months ended June 30, 1997, and $0.52 and $0.51 per share, respectively, for the six months ended June 30, 1996.

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

     Building and Land:

     The Company records building and land at cost. The Company's office building is being depreciated for financial statement purposes on the straight-line method over its estimated useful life.

     Hedging Activities:

     From time to time, the Company has utilized futures and hedging activities in order to reduce the effect of product price volatility. The resulting gains or losses on hedging contracts are accounted for as revenues from oil and gas production in the financial statements.

NOTE 2 -- ACCOUNTS RECEIVABLE AND ADVANCE PAYMENTS:

     In its capacity as operator, manager and/or sponsor for its partners and other co-venturers, the Company incurs drilling and other costs and receives payment for advance billings for drilling, all of which are billed to the respective parties. Accounts receivable and advance payments were comprised of the following amounts:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
Accounts Receivable --
  Managed partnerships......................................  $ 1,687    $   447
  Other co-venturers........................................    1,136      1,364
  Trade.....................................................    9,637      5,432
  Officers and employees....................................        6          4
                                                              -------    -------
                                                              $12,466    $ 7,247
                                                              =======    =======
Advance Payments --
  Managed partnerships......................................  $    --    $   216
  Other co-venturers........................................      256         56
  Trade.....................................................       98        101
                                                              -------    -------
                                                              $   354    $   373
                                                              =======    =======

     Costs incurred but not yet billed to the managed partnerships and other co-venturers at December 31, 1996 and 1995 amounted to $470 and $89, respectively.

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

NOTE 3 -- INVESTMENT IN OIL AND GAS PROPERTIES:

     The following table discloses certain financial data relative to the Company's oil and gas producing activities, which are located onshore and offshore the continental United States:

                                                             YEAR ENDED DECEMBER 31,
                                                        ----------------------------------
                                                          1996         1995         1994
                                                        ---------    ---------    --------
Costs incurred during year:
  Capitalized --
     Acquisition costs:
       Proved.........................................  $  24,522    $   8,104    $  6,711
       Unevaluated....................................      2,065           --       5,080
     Investments posted as performance bonds..........         63          (30)       (326)
     Exploratory drilling.............................     26,339        8,261       4,719
     Development drilling:
       Proved.........................................     22,321       27,383      18,345
       Unevaluated....................................      1,769           --       3,896
     General and administrative costs.................      3,238        2,743       3,708
     Less: overhead reimbursements, management fees
       and repromotion income.........................       (913)        (953)       (959)
                                                        ---------    ---------    --------
                                                        $  79,404    $  45,508    $ 41,174
                                                        =========    =========    ========
  Charged to expenses --
     Operating costs:
       Normal lease operating expenses................  $   8,625    $   6,294    $  5,312
       Major maintenance expenses.....................        427          446       1,834
                                                        ---------    ---------    --------
     Total operating costs............................      9,052        6,740       7,146
     Production taxes.................................      3,399        3,057       2,303
                                                        ---------    ---------    --------
                                                        $  12,451    $   9,797    $  9,449
                                                        =========    =========    ========
Depreciation, depletion and amortization..............  $  19,256    $  15,551    $ 11,420
                                                        =========    =========    ========
Oil and gas properties --
  Balance, beginning of year..........................  $ 217,525    $ 172,017    $130,843
  Additions...........................................     79,404       45,508      41,174
                                                        ---------    ---------    --------
  Balance, end of year................................    296,929      217,525     172,017
                                                        ---------    ---------    --------
Accumulated depreciation, depletion and amortization--
  Balance, beginning of year..........................   (106,277)     (90,726)    (70,746)
  Provision for depreciation, depletion and
     amortization.....................................    (19,256)     (15,551)    (11,420)
  Sale of reserves....................................         --           --      (2,011)
  Cancellation of loan................................         --           --      (1,126)
  Cancellation of production payment loan.............         --           --      (5,423)
                                                        ---------    ---------    --------
  Balance, end of year................................   (125,533)    (106,277)    (90,726)
                                                        ---------    ---------    --------
Net capitalized costs (proved and unevaluated)........  $ 171,396    $ 111,248    $ 81,291
                                                        =========    =========    ========

     In November 1994, the Company sold to Nuevo Energy Company ("Nuevo") all of the interests in 11 oil and gas fields located in Louisiana, Mississippi and Oklahoma owned by the Company and certain of its affiliates. The Company received $2,011 of the total of $9,480 of sales proceeds, the balance of

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

which was attributable to the interests of other participants in limited partnerships and joint ventures formed during the period of 1980 through 1985. The proved reserves of the properties sold comprised approximately 3% of the Company's total estimated proved reserves as of December 31, 1994. Therefore, the sale was recorded as an adjustment to the reserve for accumulated depreciation, depletion and amortization.

     In addition to the cash received, the Company's obligation of $5,423 with respect to a production payment owed to Energy Assets International Corporation ("EAI"), an affiliate of Nuevo, was terminated. The transaction was recorded as an adjustment to the reserve for accumulated depreciation, depletion and amortization.

NOTE 4 -- INCOME TAXES:

     The Company follows the provisions of SFAS No. 109, "Accounting For Income Taxes," which provides for recognition of a deferred tax asset for deductible temporary timing differences, operating loss carryforwards, statutory depletion carryforwards and tax credit carryforwards net of a "valuation allowance." An analysis of the Company's deferred tax liability follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
Net operating loss carryforwards............................  $  1,224    $  5,335
Statutory depletion carryforward............................     4,463       3,857
Investment tax credit carryforward..........................       887       1,967
Alternative minimum tax credit..............................       447         239
Temporary differences:
  Oil and gas properties -- full cost.......................   (18,794)    (15,223)
  Other.....................................................      (339)       (487)
                                                              --------    --------
                                                               (12,112)     (4,312)
Valuation allowance.........................................         0      (1,101)
                                                              --------    --------
                                                              $(12,112)   $ (5,413)
                                                              ========    ========

     For tax reporting purposes, the Company had operating loss carryforwards of $3,180 and investment tax credit carryforwards of $887 at December 31, 1996. If not utilized, such carryforwards would begin expiring in 1997 and would completely expire by the year 2007. Because of tax rules relating to changes in corporate ownership and computations required to be made on a separate entity basis, the utilization by the Company of these benefit carryforwards in reducing its tax liability is restricted. Additionally, the Company had available for tax reporting purposes $11,592 in statutory depletion deductions that may be carried forward indefinitely. Recognition of a deferred tax asset associated with these carryforwards is dependent upon the Company's evaluation that it is more likely than not that the asset will ultimately be realized. As of December 31, 1995, the valuation allowance was increased due to revised estimates of investment tax credits that the Company believed more likely than not would expire prior to their utilization. The valuation allowance was eliminated at December 31, 1996 as the corresponding investment tax credits expired unutilized.

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

     Reconciliations between the statutory federal income tax expense (benefit) rate and the Company's effective income tax expense rate as a percentage of income before income taxes were as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                          --------------------------
                                                          1996       1995       1994
                                                          ----       ----       ----
Income taxes computed at the statutory federal income
  tax rate..............................................   35%        35%        35%
Changes in valuation allowance..........................   --         --          9
State tax and other.....................................    4          4         (7)
                                                          ---        ---        ---
Effective income tax rate...............................   39%        39%        37%
                                                          ===        ===        ===

NOTE 5 -- LONG-TERM LOANS:

     Long-term loans consisted of the following at:

                                                                     DECEMBER 31,
                                                      JUNE 30,    ------------------
                                                        1997       1996       1995
                                                      --------    -------    -------
Unsecured revolving credit facility with NationsBank
  of Texas, N.A. ("NationsBank") (described
  below)............................................  $48,073     $23,073    $44,573
Term Loan Agreement with First National Bank of
  Commerce ("FNBC") with interest at 7.45%..........    3,142       3,175      3,250
Less: portion due within one year...................      (78)        (76)       (69)
                                                      -------     -------    -------
          Total long-term loans.....................  $51,137     $26,172    $47,754
                                                      =======     =======    =======

     Aggregate minimum principal payments at December 31, 1996 for the next five years are as follows: 1997 -- $76, 1998 -- $81, 1999 -- $23,161, 2000 -- $94 and
2001 -- $2,843.

     On July 30, 1997, the Company executed its Third Amended and Restated Credit Agreement with NationsBank, as agent for a group of banks. The total facility amount of $150,000 is comprised of a three-year revolving credit loan and a term loan due on January 1, 1999. Current availability of the facility is $130,000, and the current weighted average interest rate of the facility is 7.3% per annum. As of August 1, 1997, the total outstanding principal balance was $79,073 and letters of credit totaling $6,522 have been issued pursuant to the facility.

     The revolver provides for total availability of $100,000, with a limitation on total outstanding borrowings based on a borrowing base amount established by the banks for the Company's oil and gas properties, which currently is $80,000. The term loan of $50,000 was established to finance the acquisition of the Vermilion Block 255 Field and certain development costs. If the term loan is outstanding on March 1, 1998, the banks have the right to redetermine the borrowing base of the facility which could result in an acceleration of the payments due under the term loan.

     On November 30, 1995, the Company executed a term loan agreement with FNBC in the original principal amount of $3,250 to finance the purchase of the Company's office building (see Note 6). The loan has a five-year term bearing interest at the rate of 7.45% over the entire term of the loan. Payments of $26 are due monthly and are based upon a 20-year amortization period. The indebtedness under the agreement is collateralized by the building.

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

     The terms of the NationsBank and FNBC agreements contain, among other provisions, requirements for maintaining defined levels of working capital and tangible net worth.

NOTE 6 -- TRANSACTIONS WITH RELATED PARTIES:

     The Company receives certain fees as a result of its function as managing partner of certain partnerships. For the years ended December 31, 1996, 1995 and 1994, the Company generated management fees and overhead reimbursements from partnerships amounting to $744, $851 and $637, respectively, the majority of which was treated as a reduction of the investment in oil and gas properties.

     The Company collects and distributes production revenues as managing partner for the partnerships' interests in oil and gas properties. At December 31, 1995, $858 was included in undistributed oil and gas proceeds that was identified as distributable to partners in the partnerships.

     TSPC leased office space in a building owned by RiverStone Associates, an affiliate, from 1982 through November 30, 1995, on which date the building and related land were purchased by the Company. The entire purchase price of $3,250 was paid to the holder of the first mortgage on the property. RiverStone Associates and its partners did not receive any of the sales proceeds, nor were any such parties relieved of any personal liability as a result of the sale. James H. Stone and Joe R. Klutts, each an officer and director of the Company, are partners in RiverStone Associates. The sale was approved by the disinterested members of the Board of Directors. The Company and TSPC incurred net rent expense of $633 and $702, respectively, during the years ended December 31, 1995 and 1994.

     In December 1994, the Company sold a residential townhouse located in Houston, Texas to Frantzen/Voelker Investments, L.L.C. ("Frantzen/Voelker") for $77. David Voelker, a director of the Company, is a principal of Frantzen/Voelker. The sales price was based upon an appraisal of the property by an independent third party and the sale was approved by the disinterested members of the Board of Directors.

     The Company's interests in certain oil and gas properties are burdened by various net profit interests granted at the time of acquisition to certain officers and other employees of the Company. Such net profit interest owners do not receive any cash distributions until the Company has recovered all of its acquisition, development, financing and operating costs. Management believes the estimated value of such interests at the time of acquisition is not material to the Company's financial position or results of operations.

     Certain officers and directors are working interest owners in properties operated by the Company and are billed and pay their proportionate share of drilling and operating costs in the normal course of business.

NOTE 7 -- HEDGING ACTIVITIES:

     In order to reduce its exposure to the possibility of declining oil and gas prices, the Company hedges with third parties certain of its crude oil and natural gas production in various swap agreement contracts. The crude oil contracts are tied to the price of NYMEX light sweet crude oil futures and are settled monthly based on the differences between contract prices and the average NYMEX prices for that month applied to the related contract volumes. Settlement for gas swap contracts is based on the average of the last three days of trade on the NYMEX for each month of the swap.

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

     As of February 28, 1997, the Company's forward position was as follows:

                                                    OIL                   GAS
                                              ----------------    -------------------
                                                       AVERAGE               AVERAGE
                                                        PRICE                 PRICE
                                              MBBLS    ($/BBL)     BBTU     ($/MMBTU)
                                              -----    -------    ------    ---------
1997........................................   165     $20.76      2,865     $  2.556

     The fair market value of the hedging contracts was ($434) at December 31, 1996. For the six months ended June 30, 1997 and the years ended December 31, 1996 and 1995, net oil and gas hedging losses of $726, $3,801 and $11, respectively, were treated as a reduction of revenues from oil and gas production. As of August 15, 1997, the Company had no forward positions.

NOTE 8 -- COMMON STOCK:

     On November 19, 1996, the Company completed an underwritten public offering of 3,680,000 shares of Common Stock at a price to the public of $21.75 per share. The shares offered included 3,221,159 shares sold by the Company (480,000 shares of which represented the exercise of the underwriters' over-allotment option) and 458,841 shares sold by certain selling stockholders. This offering resulted in the receipt by the Company of cash proceeds (net of $217 of offering costs) totaling approximately $66,446. The Company used a portion of the proceeds to retire a term loan incurred to finance the cost of acquisitions and certain development projects performed in the third quarter of 1996 (see Note
5), and the remainder was used to repay a portion of the outstanding indebtedness under its revolving bank credit facility.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES:

     The Company leases office facilities in New Orleans, Louisiana under the terms of a long-term non-cancelable lease expiring on March 15, 1998. Office facilities in Lafayette, Louisiana were leased through November 30, 1995, on which date the Company purchased the building (see Note 6). Additionally, the Company leases automobiles under terms of non-cancelable leases expiring at various dates through 1999. The minimum net annual commitments under all leases, subleases and contracts noted above at December 31, 1996 are as follows:

1997........................................................  $100
1998........................................................    40
1999........................................................    14

     Rent expense for the years ended December 31, 1996, 1995 and 1994 was approximately $114, $727 and $793, respectively.

     The Company is the managing general partner of eight partnerships and is contingently liable for any recourse debts and other liabilities that result from their operations. Management currently is not aware of the existence of any such liabilities that would have a material impact on the future operations of the Company.

     In August 1989, the Company was advised by the EPA that it believed the Company to be a potentially responsible party (a "PRP") for the cleanup of an oil field waste disposal facility located near Abbeville, Louisiana, which was included on CERCLA's National Priority List (the "Superfund List") by the EPA in March 1989. In addition to the Company, approximately 370 other companies have been named as being potentially responsible for the cleanup of the site. While the Company's records do not

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

indicate that any drilling wastes generated by the Company were disposed of at this site, it is possible that one or more waste haulers contracted by the Company may have disposed of wastes at this site. Given the extremely large number of PRPs at this site, management does not believe that any liability for this site would materially adversely affect the financial condition of the Company.

     In August 1989, the Company was advised by the EPA that it believed the Company to be a PRP for the cleanup of an oil field waste disposal facility located adjacent to the site described above. This site is presently owned by a subsidiary of Dow Chemical Corporation that performed remediation activities at this site in 1987 before it was placed on the Superfund List by the EPA in October 1989. The Company entered into a settlement agreement with Dow Chemical Corporation on September 16, 1996, releasing the Company from any anticipated claims at this site. The Company paid Dow $50 in connection with such settlement.

     In December 1995, Goodrich Leasehold L.L.C. and Goodrich Drillers L.L.C. filed a civil action in the 333rd Judicial District Court, Harris County, Texas, against the Company in an attempt to set aside a Farmout Agreement affecting portions of the West Flank of the Weeks Island field in Iberia Parish, Louisiana. Management believes that this claim is without merit and intends to vigorously defend this action.

     The Company is contingently liable to a surety insurance company in the aggregate amount of $12,174 relative to bonds issued on its behalf to the U.S. Minerals Management Service ("MMS") and certain third parties from which it purchased oil and gas working interests. The bonds represent guarantees by the surety insurance company that the Company will operate offshore in accordance with MMS rules and regulations and perform certain plugging and abandonment obligations as specified by the applicable working interest purchase and sale contracts.

     The Company is also named as a defendant in certain lawsuits and is a party to certain regulatory proceedings arising in the ordinary course of business. Management does not expect these matters, individually or in the aggregate, to have a material adverse effect on the financial condition of the Company.

     OPA imposes ongoing requirements on a responsible party, including the preparation of oil spill response plans and proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. As amended by the Coast Guard Authorization Act of 1996, OPA requires responsible parties for offshore facilities to provide financial assurance in the amount of $35,000 cover potential OPA liabilities. This amount can be increased up to $150,000 if a formal risk assessment indicates that an amount higher than $35,000 should be required. The Company does not anticipate that it will experience any difficulty in satisfying the MMS's requirements for demonstrative financial responsibility under OPA.

     In 1996, the American Institute of Certified Public Accountants issued its Statement of Position 96-1 ("SOP 96-1"), which provides guidance on accounting for environmental remediation liabilities. SOP 96-1 interprets existing Financial Accounting Standards Board standards applicable to public companies. The Company will apply SOP 96-1 starting in 1997. The Company believes adoption of SOP 96-1 will not have a material effect on its results of operations or financial position.

NOTE 10 -- EMPLOYEE BENEFIT PLANS:

     The Company entered into deferred compensation and disability agreements with certain of its employees whereby the Company has purchased split-dollar life insurance policies to provide certain

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

retirement and death benefits for the employees and death benefits payable to the Company. The aggregate death benefit of the policies is $3,473 at December 31, 1996, of which $2,400 is payable to employees or their beneficiaries and $1,073 is payable to the Company. Total cash surrender value of the policies, net of related surrender charges at December 31, 1996, was approximately $748. Additionally, the benefits under the deferred compensation agreements vest after certain periods of employment, and at December 31, 1996, the liability for such vested benefits was approximately $710. The difference between the actuarial determined liability for retirement benefits or the vested amounts, where applicable, and the net cash surrender value has been recorded as an other long-term liability and is being amortized over the remaining term of the various deferred compensation agreements.

     The Company has adopted a series of incentive compensation plans designed to align the interests of the executives and employees with those of its stockholders. The following is a brief description of each of the plans.

     i. The Annual Incentive Compensation Program provides for an annual incentive bonus that ties incentives to the annual return on the Company's Common Stock and also a comparison of the price performance of the Common Stock to the average annual return on the shares of stock of a peer group of companies with which the Company competes and to the growth in net earnings, net cash flow and net asset value of the Company. Incentive bonuses are awarded to participants based upon individual performance factors.

     ii. The Nonemployee Directors' Stock Option Plan provides for the issuance of up to 250,000 shares of Common Stock upon the exercise of such options granted pursuant to such plan. Generally, options outstanding under the Nonemployee Directors' Stock Option Plan: (a) are granted at prices that equate to the fair market value of the Common Stock on date of grant, (b) vest ratably over a three year service vesting period, and (c) expire five years subsequent to award.

     iii. The Company's Stock Option Plan provides for 850,000 shares of Common Stock to be reserved for issuance pursuant to such plan. Under this plan, the Company may grant both incentive stock options qualifying under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options. All such options: (a) must have an exercise price of not less than the fair market value of the Common Stock on the date of grant, (b) vest ratably over a five year service vesting period, and (c) expire ten years subsequent to award.

     iv. The 401(k) Profit Sharing Plan provides eligible employees with the option to defer receipt of a portion of their compensation and the Company may, at its discretion, match a portion or all of the employee's deferral. The amounts held under the plan are invested in various investment funds maintained by a third party in accordance with the directions of each employee. An employee is 20% vested in the Company's matching contributions (if any) for each year of service and is fully vested upon five years of service with the Company. For the years ended December 1996, 1995 and 1994, the Company contributed $169, $168 and $134, respectively, to the plan.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which became effective with respect to the Company in 1996. Under SFAS No. 123, companies can either record expense based on the fair value of stock-based compensation upon issuance or elect to remain under the current Accounting Principles Board Opinion No. 25 ("APB 25") method whereby no compensation cost is recognized upon grant if certain requirements are met. The Company is continuing

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

to account for its stock-based compensation under APB 25. However, pro forma disclosures as if the Company adopted the cost recognition requirements under SFAS No. 123 are presented below.

     If the compensation cost for the Company's 1996 and 1995 grants for stock-based compensation plans had been determined consistent with SFAS No. 123, the Company's net income and earnings per common share for the years ended December 31, 1996 and 1995 would have approximated the pro forma amounts below:

                                                           DECEMBER 31,
                                          ----------------------------------------------
                                                  1996                     1995
                                          ---------------------    ---------------------
                                             AS                       AS
                                          REPORTED    PRO FORMA    REPORTED    PRO FORMA
                                          --------    ---------    --------    ---------
Net income..............................  $11,033      $10,639      $5,816      $5,749
Earnings per common share:
  Primary...............................  $  0.89      $  0.86      $ 0.49      $ 0.49
  Fully-diluted.........................  $  0.88      $  0.85      $ 0.49      $ 0.49

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to grants prior to 1995, and additional awards in the future are anticipated.

     A summary of the Company's stock options as of December 31, 1996 and 1995 and changes during the years ended on those dates is presented below:

                                                         DECEMBER 31,
                                 ------------------------------------------------------------
                                        1996                 1995                 1994
                                 ------------------   ------------------   ------------------
                                           WEIGHTED             WEIGHTED             WEIGHTED
                                 NUMBER    AVERAGE    NUMBER    AVERAGE    NUMBER    AVERAGE
                                   OF      EXERCISE     OF      EXERCISE     OF      EXERCISE
                                 OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                                 -------   --------   -------   --------   -------   --------
Outstanding at beginning of
  year.........................  420,000    $12.33    248,000    $12.24    195,000    $12.37
Granted........................  317,000     20.27    195,000     12.45     55,000     11.80
Expired........................       --        --    (18,000)    12.38         --        --
Exercised......................   (2,000)    12.38     (5,000)    12.38     (2,000)    12.38
                                 -------              -------              -------
Outstanding at end of year.....  735,000    $15.76    420,000    $12.33    248,000    $12.24
Options exercisable at
  year-end.....................  180,667    $12.29     86,997    $12.23     37,665    $12.36
Options available for future
  grant........................  338,000              655,000              850,000
Weighted average fair value of
  options granted during the
  year.........................  $ 12.95              $  7.83

     The fair value of each option granted during the periods presented is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 0%, (b) expected volatility of 42.83% and 46.86% in the years 1996 and 1995, respectively, (c) risk-free interest rate of 6.41% and 5.55% in the years 1996 and 1995, respectively, and
(d) expected life of 10 years for employee options and five years for director options.

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                       OPTIONS OUTSTANDING
                        -------------------------------------------------        OPTIONS EXERCISABLE
                                          WEIGHTED                          ------------------------------
      RANGE OF            NUMBER          AVERAGE                             NUMBER
      EXERCISE          OUTSTANDING      REMAINING       WEIGHTED AVERAGE   EXERCISABLE   WEIGHTED AVERAGE
       PRICES           AT 12/31/96   CONTRACTUAL LIFE    EXERCISE PRICE    AT 12/31/96    EXERCISE PRICE
      --------          -----------   ----------------   ----------------   -----------   ----------------
$11 -- $15...........     418,000            9.0              $12.33          180,667          $12.29
 15 --  19...........      25,000            5.0               17.81               --              --
 19 --  24...........     292,000           10.0               20.48               --              --
                          -------                                             -------
                          735,000            9.3               15.76          180,667           12.29
                          =======                                             =======

NOTE 11 -- OIL AND GAS RESERVE INFORMATION -- UNAUDITED:

     A majority of the Company's net proved oil and gas reserves at December 31, 1996 has been estimated by independent petroleum consultants in accordance with guidelines established by the Securities and Exchange Commission ("SEC"). Accordingly, the following reserve estimates are based upon existing economic and operating conditions at the respective dates.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in providing the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. In addition, the present values should not be construed as the current market value of the Company's oil and gas properties or the cost that would be incurred to obtain equivalent reserves.

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

     The following table sets forth an analysis of the Company's estimated quantities of net proved and proved developed oil (including condensate) and gas, all located onshore and offshore the continental United States:

                                                                        NATURAL
                                                              OIL IN      GAS
                                                              MBBLS     IN MMCF
                                                              ------    -------
Proved reserves as of December 31, 1993.....................   6,080     58,491
  Revisions of previous estimates...........................     (50)    (7,579)
  Extensions, discoveries and other additions...............   1,454     14,877
  Purchase of producing properties..........................     235     11,304
  Sale of reserves..........................................    (151)    (2,179)
  Production................................................  (1,113)    (6,629)
                                                              ------    -------
Proved reserves as of December 31, 1994.....................   6,455     68,285
  Revisions of previous estimates...........................     476      1,208
  Extensions, discoveries and other additions...............     399     13,478
  Purchase of producing properties..........................   2,054      6,607
  Production................................................  (1,399)    (8,399)
                                                              ------    -------
Proved reserves as of December 31, 1995.....................   7,985     81,179
  Revisions of previous estimates...........................    (783)    (4,025)
  Extensions, discoveries and other additions...............   5,526     37,175
  Purchase of producing properties..........................   1,400     41,318
  Production................................................  (1,356)   (11,331)
                                                              ------    -------
Proved reserves as of December 31, 1996.....................  12,772    144,316
                                                              ======    =======
Proved developed reserves:
  as of December 31, 1994...................................   5,840     52,215
                                                              ======    =======
  as of December 31, 1995...................................   7,055     67,797
                                                              ======    =======
  as of December 31, 1996...................................   9,260    109,628
                                                              ======    =======

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

     The following tables present the standardized measure of future net cash flows related to proved oil and gas reserves together with changes therein, as defined by the FASB. The oil, condensate and gas price structure utilized to project future net cash flows reflects current prices at each year end and has been escalated only where known and determinable price changes are provided by contracts and law. Future production and development costs are based on current costs with no escalations. Estimated future cash flows net of future income taxes have been discounted to their present values based on a 10% annual discount rate.

     Crude oil and natural gas prices have declined from year-end 1996 to February 28, 1997. Accordingly, the discounted future net cash flows would be reduced if the standardized measure was calculated at the latter date. As a result of the continued volatility in oil and natural gas markets, future prices received from oil, condensate and natural gas sales may be higher or lower than current levels.

                                                       STANDARDIZED MEASURE
                                                           DECEMBER 31,
                                                 ---------------------------------
                                                   1996         1995        1994
                                                 ---------    --------    --------
  Future cash flows............................  $ 894,418    $347,796    $225,345
  Future production and development costs......   (187,715)    (89,739)    (80,339)
  Future income taxes..........................   (198,637)    (56,146)    (26,629)
                                                 ---------    --------    --------
  Future net cash flows........................    508,066     201,911     118,377
  10% annual discount..........................   (178,728)    (57,121)    (35,309)
                                                 ---------    --------    --------
  Standardized measure of discounted future net
     cash flows................................  $ 329,338    $144,790    $ 83,068
                                                 =========    ========    ========

                                                  CHANGES IN STANDARDIZED MEASURE
                                                      YEAR ENDED DECEMBER 31,
                                                 ---------------------------------
                                                   1996         1995        1994
                                                 ---------    --------    --------
Standardized measure at beginning of year......  $ 144,790    $ 83,068    $ 84,404
Sales and transfers of oil and gas produced,
  net of production costs......................    (43,389)    (28,897)    (21,730)
Changes in price, net of future production
  costs........................................     81,428      39,592     (15,388)
Extensions and discoveries, net of future
  production and development costs.............    156,804      25,927      24,318
Changes in estimated future development costs,
  net of development costs incurred during the
  period.......................................    (13,214)      6,717         (95)
Revisions of quantity estimates................    (19,372)      5,867      (7,745)
Accretion of discount..........................     17,837       9,739      10,471
Net change in income taxes.....................    (80,443)    (19,257)      5,986
Purchase of reserves in place..................    105,035      22,039       8,382
Sale of reserves in place......................         --          --      (4,994)
Changes in production rates (timing) and
  other........................................    (20,138)         (5)       (541)
                                                 ---------    --------    --------
Standardized measure at end of year............  $ 329,338    $144,790    $ 83,068
                                                 =========    ========    ========

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

NOTE 12 -- SUMMARIZED QUARTERLY FINANCIAL INFORMATION -- UNAUDITED:

                                                                                             FULLY
                                                                                 PRIMARY    DILUTED
                                                                                 EARNINGS   EARNINGS
                                                                         NET       PER        PER
                                                 REVENUES   EXPENSES   INCOME     SHARE      SHARE
                                                 --------   --------   -------   --------   --------
1996
  First Quarter................................  $15,093    $11,831    $ 3,262    $0.27      $0.27
  Second Quarter...............................   14,403     11,548      2,855     0.24       0.24
  Third Quarter................................   13,251     11,230      2,021     0.17       0.17
  Fourth Quarter...............................   15,218     12,323      2,895     0.21       0.20
                                                 -------    -------    -------    -----      -----
                                                 $57,965    $46,932    $11,033    $0.89      $0.88
                                                 =======    =======    =======    =====      =====
1995
  First Quarter................................  $ 8,176    $ 7,340    $   836    $0.07      $0.07
  Second Quarter...............................   10,278      8,693      1,585     0.13       0.13
  Third Quarter................................   10,656      9,060      1,596     0.14       0.14
  Fourth Quarter...............................   11,441      9,642      1,799     0.15       0.15
                                                 -------    -------    -------    -----      -----
                                                 $40,551    $34,735    $ 5,816    $0.49      $0.49
                                                 =======    =======    =======    =====      =====

NOTE 13 -- NEW ACCOUNTING STANDARDS:

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income in the financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity. SFAS No. 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. SFAS Nos. 130 and 131 are effective for 1998. Adoption of these standards is not expected to have an effect on the Company's financial statements, financial position or results of operations.

NOTE 14 -- SUBSEQUENT EVENTS:

     The Company purchased certain interests in Vermilion Block 255 Field for $36,600 on August 1, 1997. The field consists of interests in four Vermilion blocks (255, 256, 267 and 268), and the working interests acquired range from 66.7% to 83.3%. The effective date of the acquisition was April 1, 1997, and net cash flow from the property from April through July 1997, estimated at $2,400, will be recorded as a reduction of the investment in the property. In addition to the purchase price, the Company provided a bond in the amount of $8,800 to secure abandonment obligations.

     On August 8, 1997, the Company purchased for $1,500 the 80% working interest of Nuevo Energy Company in its South Timbalier Block 8 Field, offshore Louisiana, giving the Company a 98% working interest in approximately 1,592 acres in this field. The effective date of the transaction was June 1, 1997.

                            STONE ENERGY CORPORATION

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

NOTE 15 -- UNAUDITED INTERIM FINANCIAL STATEMENTS:

     The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Rule 10.01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operation results for the six months ended June 30, 1997, are not necessarily indicative of results for the full year.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant has authority under Section 145 of the General Corporation Law of the State of Delaware to indemnify its officers, directors, employees and agents to the extent provided in such statute. Article VI of the Registrant's Bylaws, referenced as Exhibit 3.2 hereto, provides for indemnification of the Registrant's officers, directors, employees and agents.

     Section 102 of the Delaware General Corporation Law permits the limitation of directors' personal liability to the Registrant or its stockholders for monetary damages for breach of fiduciary duties as a director except in certain situations including the breach of a director's duty of loyalty or acts or omissions not made in good faith. Article Ninth of the Registrant's Certificate of Incorporation limits directors' personal liability to the extent permitted by
Section 102.

     Article VI of the Registrant's Bylaws provides that the Registrant may maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents or any person serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL SCHEDULES

     The following instruments and documents are included as Exhibits to this Registration Statement. Exhibits incorporated by reference are so indicated by parenthetical information.

       EXHIBIT NO.                                   EXHIBIT
       -----------                                   -------
          3.1          --  Certificate of Incorporation of Registration, as amended
                           (incorporated by reference to Exhibit 3.1 to the
                           Registrant's Registration Statement on Form S-1
                           (Registration No. 33-62362))
          3.2          --  Restated Bylaws of Registrant (incorporated by reference to
                           Exhibit 3.2 to the Registrant's Registration Statement on
                           Form S-1 (Registration No. 33-62362))
         *4.1          --  Indenture dated as of September 19, 1997 among the Company, as issuer, and Texas Commerce Bank National Association, as trustee
         *4.2          --  Registration Agreement dated September 19, 1997 by and among the Company and Salomon Brothers Inc, Credit Suisse First
                           Boston Corporation, Howard, Weil, Labouisse, Friedrichs
                           Incorporated, Morgan Stanley & Co. Incorporated and
                           NationsBanc Capital Markets, Inc.
         *5.1          --  Opinion of Vinson & Elkins L.L.P.
        *10.1          --  Third Amended and Restated Credit Agreement by and among the
                           Company and NationsBank of Texas, N.A. as agent for a group of banks named therein
        *10.2          --  Form of Exchange Agreement between the Company and Texas
                           Commerce Bank National Association, as Exchange Agent
        *23.1          --  Consent of Arthur Andersen LLP

       EXHIBIT NO.                                   EXHIBIT
       -----------                                   -------
        *23.2          --  Consent of Atwater Consultants, Ltd.
        *23.3          --  Consent of Cawley Gillespie & Associates
        *23.4          --  Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1)
        *25.1          --  Statement of Eligibility of Texas Commerce Bank National
                           Association
        *99.1          --  Form of Letter of Transmittal

---------------

* Filed herewith.

ITEM 22. UNDERTAKINGS

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, the State of Louisiana on October 22, 1997.

                                          STONE ENERGY CORPORATION

                                          By:      /s/ D. PETER CANTY
                                            ------------------------------------
                                                       D. Peter Canty
                                                       President and
                                                  Chief Operating Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                        NAME                                         TITLE                       DATE
                        ----                                         -----                       ----

                 /s/ JAMES H. STONE                    Chairman of the Board and Chief     October 22, 1997
-----------------------------------------------------  Executive Officer (Principal
                   James H. Stone                      Executive Officer)

                  /s/ JOE R. KLUTTS                    Vice Chairman of the Board          October 22, 1997
-----------------------------------------------------
                    Joe R. Klutts

                 /s/ D. PETER CANTY                    President, Chief Operating Officer  October 22, 1997
-----------------------------------------------------  and Director
                   D. Peter Canty

                /s/ MICHAEL L. FINCH                   Executive Vice President, Chief     October 22, 1997
-----------------------------------------------------  Financial Officer and Director
                  Michael L. Finch                     (Principal Financial Officer)

                 /s/ JAMES H. PRINCE                   Vice President, Chief               October 22, 1997
-----------------------------------------------------  Accounting Officer and
                   James H. Prince                     Controller (Principal Accounting
                                                       Officer)

                /s/ DAVID R. VOELKER                   Director                            October 22, 1997
-----------------------------------------------------
                  David R. Voelker

                 /s/ JOHN P. LABORDE                   Director                            October 22, 1997
-----------------------------------------------------
                   John P. Laborde

               /s/ ROBERT A. BERNHARD                  Director                            October 22, 1997
-----------------------------------------------------
                 Robert A. Bernhard

                 /s/ RAYMOND B. GARY                   Director                            October 22, 1997
-----------------------------------------------------
                   Raymond B. Gary

                 /s/ B. J. DUPLANTIS                   Director                            October 22, 1997
-----------------------------------------------------
                   B. J. Duplantis

                               INDEX TO EXHIBITS

       EXHIBIT NO.                                   EXHIBIT
       -----------                                   -------
          3.1          --  Certificate of Incorporation of Registration, as amended
                           (incorporated by reference to Exhibit 3.1 to the
                           Registrant's Registration Statement on Form S-1
                           (Registration No. 33-62362))
          3.2          --  Restated Bylaws of Registrant (incorporated by reference to
                           Exhibit 3.2 to the Registrant's Registration Statement on
                           Form S-1 (Registration No. 33-62362))
         *4.1          --  Indenture dated as of September 19, 1997 among the Company, as issuer, and Texas Commerce Bank National Association, as trustee
         *4.2          --  Registration Agreement dated September 19, 1997 by and among the Company and Salomon Brothers Inc, Credit Suisse First
                           Boston Corporation, Howard, Weil, Labouisse, Friedrichs
                           Incorporated, Morgan Stanley & Co. Incorporated and
                           NationsBanc Capital Markets, Inc.
         *5.1          --  Opinion of Vinson & Elkins L.L.P.
        *10.1          --  Third Amended and Restated Credit Agreement by and among the
                           Company and NationsBank of Texas, N.A. as agent for a group of banks named therein
        *10.2          --  Form of Exchange Agreement between the Company and Texas
                           Commerce Bank National Association, as Exchange Agent
        *23.1          --  Consent of Arthur Andersen LLP
        *23.2          --  Consent of Atwater Consultants, Ltd.
        *23.3          --  Consent of Cawley Gillespie & Associates
        *23.4          --  Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1)
        *25.1          --  Statement of Eligibility of Texas Commerce Bank National
                           Association
        *99.1          --  Form of Letter of Transmittal

---------------

* Filed herewith.